
TriQuint
SEMICONDUCTOR


04026917

Proxy Statement and 2003 Annual Report to Stockholders

To Our Stockholders:

In 2003, TriQuint Semiconductor grew revenue, reduced losses, introduced 173 new products, acquired a substantial optoelectronics business, and returned to profitability in the fourth quarter. TriQuint is gathering momentum, improving execution, exciting customers and growing as a team.

Last year was a year of intense activity and continued progress towards being recognized as the premier company in our industry. Our mission is "connecting the digital world to the global network" with our innovative products. Revenue from new products, those released within the last two years, has increased to 35% of the total revenue. New product introductions include a family of power amplifier modules for GSM wireless phones, a family of transceiver modules for optical networks, leadership RF filters and duplexers for handsets and power amplifiers for home satellite connection to the Internet. The recent optoelectronics business acquisition has grown revenue each quarter in 2003. TriQuint has gained share in the wireless market driven by strong customer support and, with a passion for innovation, has enhanced our leadership position as a defense and broadband supplier. Unit volumes grew in 2003 and factory utilization continues to improve.

This is an organization that is changing and growing through focus and hard work. TriQuint is being recognized not only for technical expertise, manufacturing strength and product excellence but also as a nimble partner driven by the excitement of customer success. Customers are seeing TriQuint as their "mission critical" solution supplier for RF and optical communications.

Revenues for 2003 increased 17% to $312 million. We substantially reduced our losses compared to 2002, completing the year with a profitable final quarter. We made a significant investment in our future with the acquisition of the optoelectronics business. In the fourth quarter, we generated positive cash flow, ending the year with $400 million in cash, current and non-current cash equivalents and marketable securities.

Once again, the employees of TriQuint deserve recognition for their dedication, spirit and tireless efforts. The coming year will be another year of challenge and progress. TriQuint will move forward with confidence and high expectations.



Ralph G. Quinsey,
President and Chief Executive Officer
TriQuint Semiconductor, Inc.


Letter to Stockholders
Notice of 2004 Annual Meeting and Proxy Statement
2003 Annual Report to Stockholders on Form 10-K
Business
Management's Discussion and Analysis
Consolidated Financial Statements

TriQuint Semiconductor, Inc. is a leading supplier of high-performance components and modules for communication applications. We sell our products into four major end markets: wireless phones, infrastructure networks, defense and optical networks.

Revenue by End Market*


Defense
16%
Infrastructure
Networks
29%
Optical
Networks
14%
Handsets
41%

Revenue by Geographic Region*


United States
39%
Asia
33%
Canada, Mexico
and South America
11%
Europe
17%

Revenue from Wireless Phone Products by Air Interface Standard*


TDMA
7%
CDMA
84%
GSM and
Other
9%

Consolidated Quarterly Revenues Past 8 Quarters ($ Million)


100
90
80
70
60
50
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03

*Based on revenue for the year ended December 31, 2003.


APR 2 0 2004
April 5, 2004

TRIQUINT SEMICONDUCTOR, INC.
2300 N.E. Brookwood Parkway
Hillsboro, Oregon 97124

Dear Stockholders:

Our 2004 Annual Meeting of Stockholders will be held on Friday, May 14, 2004, at 8:00 a.m., Pacific time, at our headquarters facility located at 2300 NE Brookwood Parkway, Hillsboro, Oregon 97124. You are invited to attend this meeting to give us an opportunity to meet you personally and to allow us to introduce to you the key management and members of the board of directors of our company.

The formal notice of meeting, the proxy statement, the proxy card and a copy of the Annual Report on Form 10-K for the year ended December 31, 2003 are enclosed.

I hope that you will be able to attend the meeting in person. Whether or not you plan to attend, please sign and return the enclosed proxy card promptly. A prepaid reply envelope is provided for this purpose. You may also vote electronically via the Internet or by telephone. Please see "Questions and Answers about the Proxy and the Annual Meeting" and the attached proxy card for further details. Your shares will be voted at the meeting in accordance with your proxy regardless of the voting method used.

If you have shares in more than one name, or if your stock is registered in more than one way, you may receive multiple copies of the proxy materials. If so, please sign and return each proxy card you receive so that all of your shares may be voted. I look forward to meeting you at the annual meeting.

Very truly yours,

TRIQUINT SEMICONDUCTOR, INC.

RALPH G. QUINSEY
President and Chief Executive Officer

TRIQUINT SEMICONDUCTOR, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Friday, May 14, 2004
8:00 a.m. (Pacific Time)

TO OUR STOCKHOLDERS:

The 2004 Annual Meeting of Stockholders of TriQuint Semiconductor, Inc., a Delaware corporation ("TriQuint", "we", "us" or "our company"), will be held on Friday, May 14, 2004, at 8:00 a.m., Pacific time, at 2300 NE Brookwood Parkway, Hillsboro, Oregon 97124, for the following purposes:

1. To elect nine directors to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified;
2. To approve an amendment to our 1996 stock incentive program to increase the aggregate number of shares of common stock that may be issued under such program by 5,000,000 shares to a total of 36,050,000 shares;
3. To ratify the audit committee's appointment of KPMG LLP as TriQuint's independent auditors for the fiscal year ending December 31, 2004; and
4. To transact such other business as may properly come before the annual meeting, including any motion to adjourn to a later date to permit further solicitation of proxies, if necessary, or before any adjournment thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. Stockholders who owned shares of our common stock at the close of business on Wednesday, March 24, 2004 are entitled to attend and vote at the annual meeting. A complete list of these stockholders will be available during normal business hours for ten days prior to the meeting at our headquarters located at 2300 NE Brookwood Parkway, Hillsboro, Oregon 97124. A stockholder may examine the list for any legally valid purpose relating to the meeting. The list will also be available during the annual meeting for inspection by any stockholder present at the meeting.

Whether or not you plan to attend the annual meeting, please complete, sign, date and return the enclosed proxy card as promptly as possible in the accompanying reply envelope. You may also vote electronically via the Internet or by telephone. For specific instructions, please refer to the information provided with your proxy card.

For the Board of Directors of
TRIQUINT SEMICONDUCTOR, INC.



Raymond A. Link
Vice President, Finance and Administration, Chief Financial Officer and Secretary

Hillsboro, Oregon
April 5, 2004

YOUR VOTE IS IMPORTANT
PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ACCOMPANYING REPLY ENVELOPE OR VOTE VIA THE TELEPHONE OR INTERNET AS SOON AS POSSIBLE.

2004 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT
TABLE OF CONTENTS

TRIQUINT SEMICONDUCTOR, INC.

PROXY STATEMENT FOR THE 2004 ANNUAL MEETING OF STOCKHOLDERS

GENERAL INFORMATION

The enclosed proxy is solicited on behalf of the board of directors of TriQuint Semiconductor, Inc., a Delaware corporation ("TriQuint," "we," "us," or "our company"), for use at our 2004 Annual Meeting of Stockholders, or at any adjournment. The annual meeting will be held on Friday, May 14, 2004, at 8:00 a.m., Pacific time, for the purposes set forth in the accompanying notice of annual meeting of stockholders. The annual meeting will be held at 2300 NE Brookwood Parkway, Hillsboro, Oregon 97124. Our telephone number at that location is (503) 615-9000.

This proxy statement and the enclosed proxy card were mailed on or about April 5, 2004, together with our 2003 Annual Report on Form 10-K for the year ended December 31, 2003, to all stockholders entitled to vote at the annual meeting.

Record Date and Shares Outstanding

Only stockholders of record at the close of business on March 24, 2004, are entitled to attend and vote at the annual meeting. On the record date, 136,070,456 shares of our common stock were outstanding and held of record by 537 stockholders. On the record date, $268,755,000 of our 4% convertible subordinated notes due 2007 were outstanding and were convertible at the option of the holders thereof to an aggregate of 3,963,938 shares of our common stock. The closing price of our common stock on the Nasdaq National Market on the record date was $6.72 per share. The closing price of our 4% convertible subordinated notes due 2007 on the PORTAL market on the record date was $984 per $1,000 principal amount of note.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Although we encourage you to read the enclosed proxy statement in its entirety, we include this question and answer section to provide some background information and brief answers to several questions you might have about the annual meeting.

Q: Why am I receiving these materials?

A: TriQuint's board of directors (the "board") is providing these proxy materials for you in connection with TriQuint's annual meeting of stockholders, which will take place on May 14, 2004. Stockholders are invited to attend the annual meeting and are requested to vote on the proposals described in this proxy statement.

Q: What information is contained in these materials?

A: The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and our most highly paid officers, and certain other required information. TriQuint's 2003 Annual Report and audited financials statements, proxy card and return envelope are also enclosed.

Q: What proposals will be voted on at the annual meeting?

A: There are three proposals scheduled to be voted on at the annual meeting:

- the election of directors;
- the amendment to the 1996 Stock Incentive Program; and
- the ratification of the audit committee's appointment of KPMG LLP as TriQuint's independent auditors for the fiscal year ending December 31, 2004.

We will also consider other business that properly comes before the annual meeting.

Q: How does the board recommend that I vote?

A: TriQuint's board recommends that you vote your shares "FOR" each of the nominees to the board, "FOR" the amendment to the 1996 Stock Incentive Program, and "FOR" the ratification of the audit committee's appointment of independent auditors.

Q: What shares owned by me can be voted?

A: All shares of TriQuint common stock owned by you as of the close of business on March 24, 2004 (the "Record Date") may be voted by you. On all matters other than the election of directors, you may cast one vote per share of common stock that you held on the Record Date. These shares include shares that are: (1) held directly in your name as the stockholder of record, and (2) held for you as the beneficial owner through a stockbroker, bank or other nominee or shares acquired through the Sawtek ESOP and 401(k) Plan. Holders of the 4% subordinated convertible notes due 2007 are not entitled to vote on any matter until such time as they are converted to our common stock.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most stockholders of TriQuint hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with TriQuint's transfer agent, Mellon Investor Services, LLC, you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by TriQuint. As the stockholder of record, you have the right to grant your voting proxy directly to TriQuint or to vote in person at the annual meeting. TriQuint has enclosed a proxy card for you to use. You may also vote by Internet or by telephone as described below under "How can I vote my shares without attending the annual meeting?"

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the annual meeting. Your broker or nominee has enclosed a voting instruction card for you to use in directing the broker or nominee regarding how to vote your shares. You may also vote by Internet or by telephone as described below under "How can I vote my shares without attending the annual meeting?"

Q: How can I vote my shares in person at the annual meeting?

A: Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the annual meeting, TriQuint recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the annual meeting.

Shares held in street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares.

Q: How can I vote my shares without attending the annual meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the annual meeting by Internet, telephone or completing and mailing your proxy card or voting instruction card in the enclosed pre-paid envelope. Please refer to the enclosed materials for details. The Internet and telephone voting procedures are designed to authenticate the stockholder's identity and to allow stockholders to vote their shares and confirm that their voting instructions have been properly recorded.

Q: Can I change my vote?

A: You may change your proxy instructions at any time prior to the vote at the annual meeting. You may accomplish this by entering a new vote by Internet, by telephone, by delivering a written notice of revocation to the corporate secretary of our company, by granting a new proxy card or new voting instruction card bearing a later date (which automatically revokes the earlier proxy instructions), or by attending the annual meeting and voting in person. Attendance at the annual meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Q: How are votes counted?

A: In the election of directors, you may vote "FOR" all of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. For the amendment to the 1996 Stock Incentive Program and for ratification of KPMG LLP, you may vote "FOR," "AGAINST" or "ABSTAIN." If you "ABSTAIN," your vote has the same effect as a vote "AGAINST." If you sign your proxy card or broker voting instruction card with no further instructions, your shares will be voted in accordance with the recommendations of the board.

Q: What is the voting requirement to approve each of the proposals?

A: In the election of directors, the nine persons receiving the highest number of "FOR" votes will be elected. The proposals to amend the 1996 Stock Incentive Program and the ratification of independent auditors require the affirmative "FOR" vote of a majority of those shares present in person or represented by proxy and entitled to vote. If you are a beneficial owner and do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote.

If you return a proxy card that indicates an abstention from voting in all matters, the shares represented will be counted as present for the purpose of determining a quorum, but they will not be voted on any matter at the annual meeting. Consequently, if you abstain from voting on the proposal to elect directors, your abstention will have no effect on the outcome of the vote with respect to this proposal. If you abstain from voting on the proposals to amend the 1996 Stock Incentive Program and the ratification of KPMG LLP, your abstention will have the same effect as a vote against the proposals.

Under the rules that govern brokers who have record ownership of shares that are held in "street name" for their clients, who are the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. Thus, if you do not otherwise instruct your broker, the broker may turn in a proxy card voting your shares "for" routine matters but expressly instructing that the broker is NOT voting on non-routine matters. A "broker non-vote" occurs when a broker expressly instructs on a proxy card that it is not voting on a matter, whether routine or non-routine. Broker non-votes are counted for the purpose of determining the presence or absence of a quorum but are not counted for determining the number of votes cast for or against a proposal. Your broker will have discretionary authority to vote your shares on Proposal No. 1 and Proposal No. 3, which are both routine matters. However, for shares held through a broker or other nominee who is a NYSE member organization, your shares will only be voted in favor of Proposal No. 2 if you have provided specific voting instructions to your broker or other nominee to vote your shares in favor of that proposal.

Q: Who are the proxies and what do they do?

A: The two persons named as proxies on the enclosed proxy card, Ralph G. Quinsey, our president and chief executive officer, and Raymond A. Link, our vice president, finance and administration, chief financial officer and secretary, were designated by the board of directors. All properly executed proxies will be voted (except to the extent that authority to vote has been withheld) and where a choice has been specified by the stockholder as provided in the proxy card, it will be voted in accordance with the instructions you indicate on the proxy card. If you submit the proxy card, but do not indicate your voting instructions, your shares will be voted "FOR" Proposals No. 1, 2 and 3.

Q: May I cumulate my vote?

A: Every stockholder voting for the election of directors (Proposal No. 1) may cumulate such stockholder's votes and (i) give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares that such stockholder is entitled to vote or (ii) distribute such stockholder's votes on the same principle among as many candidates as the stockholder may select, provided that votes cannot be cast for more than nine candidates. However, no stockholder is entitled to cumulate votes unless the candidate's name has been placed in nomination prior to the voting and the stockholder, or any other stockholder, has given notice at the meeting, and prior to the voting, of the intention to cumulate the stockholder's votes.

Cumulative voting applies only to the election of directors. For all other matters, each share of common stock outstanding as of the close of business on the Record Date is entitled to one vote.

Q: What does it mean if I receive more than one proxy or voting instruction card?

A: You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each TriQuint proxy card and voting instruction card that you receive.

Q: Where can I find the voting results of the annual meeting?

A: TriQuint will announce preliminary voting results at the annual meeting and publish final results in TriQuint's quarterly report on Form 10-Q for the second quarter of fiscal 2004.

Q. What happens if additional proposals are presented at the annual meeting?

A: Other than the three proposals described in this proxy statement, TriQuint does not expect any additional matters to be presented for a vote at the annual meeting. If you grant a proxy, the persons named as proxy holders, Ralph G. Quinsey, TriQuint's president and chief executive officer, and Raymond A. Link, TriQuint's vice president of finance and administration, chief financial officer and secretary, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting. If for any unforeseen reason any of TriQuint's nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the board.

Q: What is the quorum requirement for the annual meeting?

A: The quorum requirement for holding the annual meeting and transacting business is a majority of the outstanding shares entitled to be voted. The shares may be present in person or represented by proxy at the annual meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to the matter on which the broker has expressly not voted. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the annual meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner and (2) the broker lacks discretionary voting power to vote such shares.

Q: Who will count the vote?

A: Stephanie J. Welty, our vice president, finance, is expected to be appointed to act as the inspector of election and will tabulate the votes. In the event she is unable to do so, Susan Liles, our treasury manager, will act in this role.

Q: Is my vote confidential?

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within TriQuint or to third parties except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a successful proxy solicitation by the board. Occasionally, stockholders provide written comments on their proxy card, which are then forwarded to TriQuint's management.

Q: Who will bear the cost of soliciting votes for the annual meeting?

A: TriQuint will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by TriQuint's directors, officers, and employees, who will not receive any additional compensation for such solicitation activities. TriQuint may retain the services of a third party firm to aid in the solicitation of proxies. TriQuint estimates that this cost will not exceed $15,000. In addition, TriQuint may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners.

Q: What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

A: You may submit proposals for consideration at future annual stockholder meetings, including director nominations.

Stockholder Proposals: In order for a stockholder proposal to be considered for inclusion in our proxy statement for next year's annual meeting, the written proposal must be received by us no later than December 6, 2004, and should contain such information as is required under TriQuint's bylaws. If the date of next year's annual meeting is moved more than 30 days before or after the anniversary date of this year's annual meeting, the deadline for inclusion of proposals in our proxy statement is instead a reasonable time before we begin to print and mail our proxy materials. Such proposals will also need to comply with the regulations of the Securities and Exchange Commission (the "SEC") under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to our corporate secretary at our principal executive offices.

If you intend to present a proposal at our 2005 annual meeting and the proposal is not intended to be included in our proxy statement relating to that meeting, you must give us advance notice of such proposal in accordance with our bylaws. Pursuant to our bylaws, in order for a stockholder proposal to be deemed properly presented under such circumstances, a stockholder must deliver notice of such proposal to our corporate secretary at our principal executive offices no later than the close of business on December 6, 2004. However, if the date of the 2005 annual meeting is more than 30 days before May 14, 2005, the first anniversary of this year's annual meeting, stockholders must give us notice of any stockholder proposals within a reasonable time before the mailing date of the proxy statement. If a stockholder does not provide us with notice of a stockholder proposal in accordance with the deadlines described above, the stockholder will not be permitted to present the proposal to the stockholders for a vote at the meeting.

The SEC rules establish a different deadline with respect to discretionary voting (the "Discretionary Vote Deadline") for stockholder proposals that are not intended to be included in a company's proxy statement. The Discretionary Vote Deadline for our 2005 annual meeting is February 19, 2005, which is 45 calendar days prior to the anniversary of the mailing date of this proxy statement. If a stockholder gives notice of a proposal after the Discretionary Vote Deadline, our proxy holders will be allowed to use their discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at our 2005 annual meeting. Because the stockholder proposal deadline provided for in our bylaws cannot be determined until we publicly announce the date for our 2005 annual meeting, it is possible that the bylaw deadline may occur after the Discretionary Vote Deadline. In such a case, a stockholder proposal received after the Discretionary Vote Deadline but before the bylaw deadline would be eligible to be presented at the next year's annual meeting, but we believe that our proxy holders would be allowed to use the discretionary authority granted by the proxy card to vote against the proposal at the meeting without including any disclosure of the proposal in the proxy statement relating to such meeting.

Nomination of Director Candidates: You may propose director candidates for consideration by the board's nominating and governance committee. See "Consideration of Director Nominees" below.

Copy of Bylaw Provisions: You may contact TriQuint's corporate secretary at our principle executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Q: How do I communicate with the board?

A: The board has adopted a process for stockholder communications with the board of directors and has selected Raymond A. Link, chief financial officer, to act as the company's contact person for stockholder communication directed to the board. Mr. Link will relay all relevant questions and messages from the stockholders of the company to the specific director identified by the stockholder or, if no specific director is requested, to a director selected by him. Mr. Link can be reached at:

Chief Financial Officer
TriQuint Semiconductor, Inc.
2300 NE Brookwood Parkway
Hillsboro, OR 97124

CORPORATE GOVERNANCE AND OTHER MATTERS

Consideration of Director Nominees

The nominating and governance committee of the board of directors considers both recommendations and nominations for candidates to the board of directors proposed by stockholders. Any stockholder who wants to recommend or nominate a candidate for the nominating and governance committee's consideration may do so by following the approved policies and procedures for director candidates. Stockholders must hold no less than 5% of the company's securities continuously for at least twenty four (24) months prior to the date of the submission of the recommendation or nomination.

Stockholder recommendations for candidates to the board of directors must be directed in writing to TriQuint Semiconductor, Inc., Attn: Corporate Secretary, 2300 NE Brookwood Parkway, Hillsboro, Oregon, 97124, and must include:

- the candidate's name, age, business address and residence address;
- the candidate's principal occupation or employment;
- the number of shares of the company which are beneficially owned by such candidate;
- detailed biographical data and qualifications and information regarding any relationships between the candidate and the company within the last three years; and
- any other information relating to such candidate that is required to be disclosed in solicitations of proxies for elections of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act").

A stockholder's recommendation to the secretary must also set forth:

- the name and address, as they appear on the company's books, of the stockholder making such recommendation;
- the class and number of shares of the company which are beneficially owned by the stockholder and the date such shares were acquired by the stockholder;
- any material interest of the stockholder in such nomination;
- a description of all arrangements or understandings between the stockholder making such nomination and the candidate and any other person or persons (naming such person or persons) pursuant to which the nomination is made by the stockholder;
- a statement from the recommending stockholder in support of the candidate, references for the candidate, and an indication of the candidate's willingness to serve, if elected; and
- any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the 1934 Act, in his/her capacity as a proponent to a stockholder proposal.

Stockholder nominations to the board of directors must meet the requirements set forth in Sections 2.2 and 2.5 of our bylaws. For a nomination to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the company. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than one hundred twenty (120) calendar days in advance of the date that proxy statements were mailed to stockholders in connection with the previous year's annual meeting of stockholders. However, in the event that no annual meeting was held in the previous year or the date of the annual meeting had been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the stockholder must be received a reasonable amount of time before the solicitation is made in order to be considered timely.

Identifying and Evaluating Nominees for Director

The nominating and governance committee shall use the following procedures to identify and evaluate the individuals that it selects, or recommends that the board of directors select, as director nominees:

- The committee reviews the qualifications of any candidates who have been properly recommended or nominated by the stockholders, as well as those candidates who have been identified by management, individual members of the board of directors or, if the committee determines, a search firm. Such review may, in the committee's discretion, include a review solely of information provided to the committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the committee deems proper.
- The committee evaluates the performance and qualifications of individual members of the board of directors eligible for re-election at the annual meeting of stockholders.
- The committee considers the suitability of each candidate, including the current members of the board of directors, in light of the current size and composition of the board of directors. Except as may be required by rules promulgated by the Nasdaq Stock Market or the SEC, it is the current sense of the committee that there are no specific, minimum qualifications that must be met by each candidate for the board of directors, nor are there specific qualities or skills that are necessary for one or more of the members of the board of directors to possess. In evaluating the suitability of the candidates, the committee considers relevant factors, including, among other things, issues of character, judgment, independence, age, expertise, diversity of experience, length of service, other commitments and the like. The committee evaluates such factors, among others, and considers each individual candidate in the context of the current perceived needs of the board of directors as a whole.
- After such review and consideration, the committee selects, or recommends that the board of directors select, the slate of director nominees, either at a meeting of the committee at which a quorum is present or by unanimous written consent of the committee.
- The committee endeavors to notify, or causes to be notified, all director candidates of its decision as to whether to nominate such individual for election to the board of directors.

The board of directors has final authority on determining the selection of director candidates for nomination to the board. These policies and procedures may be modified at any time as may be determined by the committee.

Statement on Corporate Governance

Although TriQuint has been committed to having sound corporate governance principles since its inception, TriQuint adopted formal corporate governance standards in September 2002. We have reviewed internally and with the board the provisions of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), the rules of the SEC and the NASD's new listing standards regarding corporate governance policies and processes and are in compliance with the rules and listing standards. We have amended the charters of our compensation committee, audit committee and nominating and governance committee to implement the new rules and standards. You can access our committee charters, and our code of business conduct and ethics on our website at www.triquint.com under the "Investors" section, and by clicking on "Sarbanes-Oxley Documents," or by writing to us at TriQuint Semiconductor, Inc., 2300 NE Brookwood Parkway, Hillsboro, OR 97124 Attention: CFO. Mr. Francisco Alverez has been designated as the Lead Independent Director, and as such he chairs the regularly scheduled executive sessions among TriQuint's non-management directors without management present.

Code of Business Conduct and Ethics

We have a code of business conduct and ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. This code of ethics is posted on our Internet web site. The Internet address for our web site is http://www.triquint.com, and the code of ethics may be found as follows:

1. From our main web page, first click on "Investors."
2. Next, click on "Sarbanes-Oxley Documents."
3. Next, click on "Policies."
4. Next, click on "Code of Business Conduct and Ethics."

We intend to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our web site, at the address and location specified above.

Attendance by Board Members at the Annual Meeting of Stockholders

It is the policy of the board to require board members to attend the annual meeting of stockholders. Exceptions may be made due to illness, travel or other commitments. All members of the board of directors attended our annual meeting of stockholders in person on May 21, 2003.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Nominees

A board of nine directors is to be elected at the annual meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nine nominees named below, all of whom are presently directors of our company. In the event that any nominee of our company is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for any nominee who shall be designated by the present board of directors to fill the vacancy. The term of office for each person elected as a director will continue until the next annual meeting or until a successor has been elected and qualified. The following table lists the persons recommended by the nominating and governance committee and nominated by the board of directors to be elected as directors and their ages as of April 2, 2004:

Name of Nominee	Age	Position with TriQuint	Since	Board Committees
Francisco Alvarez	58	Director	2000	N*
Dr. Paul A. Gary	63	Director	1996	A, C, N
Charles Scott Gibson	51	Director	1992	C*, N
Nicolas Kauser	64	Director	1999	C, N
Ralph G. Quinsey	48	President and Chief Executive Officer, Director	2002	—
Dr. Walden C. Rhines	57	Director	1995	C, N
Steven J. Sharp	62	Chairman of the Board, Director	1992	—
Edward F. Tuck	72	Director	1994	A, N
Willis C. Young	63	Director	2001	A*, N

Board Committees: **A**-Audit, **C**-Compensation, **N**-Nominating and Governance
* Designates chair of that committee

There is no family relationship between any director and/or executive officer of our company.

Mr. Alvarez has been a director of our company since October 2000. Mr. Alvarez was employed with Intel Corporation from 1979 until his retirement in June 2000. During that time, he was responsible for a number of wafer fabrication and assembly/test operations in the United States, Israel, Ireland and Costa Rica. His last position was as vice president and general manager of systems manufacturing. From 1969 until 1979, Mr. Alvarez served in various wafer fabrication management capacities for National Semiconductor Corporation. Mr. Alvarez also serves as a director of Therma-Wave, Inc. Mr. Alvarez holds a B.A. degree in physics from Carthage College and a B.S. degree in electrical engineering from the University of Illinois.

Dr. Gary has been a director of our company since May 1996. Dr. Gary has been retired since 1996. From 1967 until 1996, he served in various capacities for Bell Laboratories, Western Electric Corporation and the Microelectronics division of AT&T Corp. (now Lucent Technologies, Inc.), with his last position being vice president of the Netcom IC business unit. He also serves as chairman of the board of directors of Data I/O Corporation. Dr. Gary holds a B.S. degree in electrical engineering from Lafayette College, an M.S. degree in electrical engineering from Stanford University and a Ph.D. in electrical engineering from Stanford University.

Mr. Gibson has been a director of our company since September 1992. Since March 1992, Mr. Gibson has been a director and consultant to high technology companies. He co-founded Sequent Computer Systems Inc., a computer systems company, in 1983 (which was acquired by International Business Machines Corporation), and served as its president from January 1988 to February 1992. From 1976 to 1983, Mr. Gibson was employed at Intel Corporation as general manager, Memory Components Operations. He also serves as chairman of the board of directors of RadiSys Corporation, and is a director of Livebridge, Inc., Pixelworks, Inc., Electroglas, Inc. and Northwest Natural Company. Mr. Gibson also serves on the Oregon Health and Sciences University Governing and Foundation Board of Trustees and the Oregon Community Foundation. He received a B.S. degree in electrical engineering and an M.B.A. from the University of Illinois.

Mr. Kauser has been a director of our company since December 1999. From 1990 through his retirement in 1998, Mr. Kauser served as executive vice president and chief technology officer of AT&T Wireless Services,

Seattle, Washington (formerly McCaw Cellular Communications, Inc.). From 1984 through 1990, Mr. Kauser was employed by Rogers Cantel, Inc., a Canadian wireless service provider, as vice president of engineering and later, senior vice president of network operations. He was a member of Cantel's board of directors from 1990 to 1998. Mr. Kauser received a B.S. degree in electrical engineering from McGill University, Montreal, Canada.

Mr. Quinsey joined our company in July 2002 as president and chief executive officer and a director. Mr. Quinsey was vice president and general manager of the analog division of ON Semiconductor Corporation, a manufacturer of semiconductors for various applications, from September 1999 to January 2002. From 1979 to September 1999, Mr. Quinsey was employed by Motorola, Inc., a manufacturer of semiconductors and communications equipment, in various positions including most recently as vice president and general manager for the RF/IF circuits division. Mr. Quinsey has a B.S. degree in electrical engineering from Marquette University.

Dr. Rhines has been a director of our company since May 1995. Dr. Rhines has been the president, chief executive officer and a director of Mentor Graphics Corporation, an electronic design automation company, since 1993 and is currently its chief executive officer and chairman of the board of directors. Prior to joining Mentor Graphics, he spent 21 years at Texas Instruments Incorporated, with his most recent position having responsibility for directing its worldwide semiconductor business as the executive vice president of Texas Instruments' Semiconductor Group. Dr. Rhines also serves as a director of Cirrus Logic, Inc. Dr. Rhines holds a B.S. degree in metallurgical engineering from the University of Michigan, an M.S. degree and Ph.D. in materials science and engineering from Stanford University and an M.B.A. from Southern Methodist University.

Mr. Sharp joined our company in September 1991 as director, president and chief executive officer. In May 1992, he became chairman of our board. Previously, Mr. Sharp was the founder and served as chief executive officer of Power Integrations, Inc., a semiconductor manufacturing company. Prior to that time, Mr. Sharp was employed for 14 years by Signetics Corporation (since acquired by Philips Electronics N.V.) and for nine years by Texas Instruments Incorporated. Mr. Sharp also serves as a director of Power Integrations, Inc. He received a B.S. degree in mechanical engineering from Southern Methodist University, an M.S. degree in engineering science from California Institute of Technology and an M.B.A. from Stanford University.

Mr. Tuck has been a director of our company since November 1994. He is the principal of Falcon Fund, a wholly-owned venture capital entity. From 1990 to 2004, he was a general partner of Kinship Venture Management LLP, which is the general partner of Kinship Partners II, a venture capital fund. From 1986 to 1995, Mr. Tuck was a general partner of Boundary, the general partner of The Boundary Fund, a venture capital fund. He spent most of his career in the telecommunications industry, serving in various positions with GTE Corporation and as vice president and technical director of ITT North America Telecommunications, among others. He currently serves as chairman of High Tower Software, a closely-held software company and H2Onsite, a start up company in the energy space. Mr. Tuck holds a B.S. degree in electrical engineering from the University of Missouri at Rolla.

Mr. Young has been a director of our company since July 2001. Prior to joining our board, he was a director of Sawtek Inc. from 1996 until 2001 when Sawtek merged with TriQuint. Mr. Young was a senior partner in the Atlanta office of BDO Seidman, LLP, an international accounting and consulting firm, from January 1996 to June 2000. Mr. Young retired in July 2000. From April 1995 to December 1995, Mr. Young was the chief financial officer for Hayes Microcomputer Products, Inc., a manufacturer of modems and communication equipment. From 1965 to 1995, Mr. Young held various positions with BDO Seidman, LLP, and from 1988 to 1995 he was vice chairman and a member of BDO Seidman's Executive Committee. Mr. Young has a B.S. degree in accounting from Ferris State University. He is a certified public accountant. Under Item 401(h) of Regulation S-K, Mr. Young is the designated audit committee financial expert. Mr. Young is considered "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

Director Independence

TriQuint has adopted standards for director independence which is compliant with the rules of the Nasdaq Stock Market and the New York Stock Exchange.

The board determined that each member of the board and the board committees, except for Messrs. Quinsey and Sharp, meets the aforementioned independence standards. Mr. Quinsey does not meet the aforementioned independence standards, because he is the current president, chief executive officer and an employee of TriQuint and Mr. Sharp is an employee of TriQuint.

Furthermore, the board has determined that each member of each of the board's committees meets the aforementioned independence standards.

Meetings and Committees of the Board of Directors

Our board of directors held five meetings during 2003. No director attended fewer than 75% of the meetings of the board of directors and committees thereof in 2003 during the period that he was a member of the board of directors. The board of directors has an audit committee, a compensation committee and a nominating and governance committee.

In 2003, the audit committee consisted of directors Young (who serves as chairman), Gary and Tuck. The audit committee is responsible for appointing and overseeing actions taken by our independent auditors, reviewing our external financial reports and filings with the SEC and reviewing our internal financial controls. The audit committee held eight meetings in 2003. No director attended fewer than 75% of the audit committee meetings in 2003 during the period that he was a member of the audit committee. The board has determined that Mr. Young is the "audit committee financial expert" pursuant to the rules and regulations of the SEC.

In 2003, the compensation committee consisted of directors Gibson (who serves as chairman), Gary, Kauser and Rhines. The compensation committee is responsible for determining salaries, incentives and other forms of compensation for our executive officers as well as overseeing the administration of various incentive compensation and benefit plans, including our 1996 Stock Incentive Program. The compensation committee had six meetings in 2003. No director attended fewer than 75% of the compensation committee meetings in 2003 during the period that he was a member of the compensation committee.

In 2003, the nominating and governance committee consisted of directors Alvarez (who serves as chairman), Gary, Gibson, Kauser, Miller, Rhines, Tuck and Young. Mr. Miller resigned as a member of the board and the nominating and governance committee in December 2003. The nominating and governance committee had four meetings in 2003. No director attended fewer than 75% of the nominating and governance committee meetings in 2003 during the period that he was a member of the committee.

The purpose of the nominating and governance committee is to ensure that the board of directors is properly constituted to meet its fiduciary obligations to stockholders and our company and that we have and follow appropriate governance standards. To carry out this purpose, the nominating and governance committee shall: (1) assist the board of directors by identifying prospective director nominees and to recommend to the board of directors the director nominees for the next annual meeting of stockholders; (2) develop and recommend to the board of directors the governance principles applicable to us; (3) oversee the evaluation of the board of directors and management; and (4) to recommend director nominees for each committee.

Director Compensation

Directors who are employees of our company receive no additional or special remuneration for serving as directors. Each non-employee director currently receives, in addition to reimbursement for out-of-pocket expenses:

- an annual retainer of $15,000, payable in four equal quarterly installments;
- an annual fee of $3,000 for members of the audit committee or the compensation committee; and
- an annual fee of $2,000 for the chairman of each of the audit committee, the compensation committee, and the nominating and governance committee.

The 1996 Stock Incentive Program provides for an automatic, one-time grant of an option to purchase 33,000 shares of common stock to each non-employee director, effective on the date of each such director's initial appointment or election. The exercise price per share of the option is equal to the fair market value of our common stock as of the date of grant, and the option vests at a rate of 28% on the first anniversary of the grant date and 2% per month thereafter so long as the optionee remains a director of our company.

The 1996 Stock Incentive Program also provides for an automatic, nondiscretionary annual grant, effective at each annual meeting of stockholders, of an option to purchase 17,500 shares of common stock to each non-employee director who does not represent stockholders owning more than 1% of our outstanding common stock. All such options have an exercise price equal to the fair market value of our common stock as of the date of grant and vest at a rate of 25% six months after grant date and 12.5% per calendar quarter thereafter following the date of grant so long as the optionee remains a director of our company.

For the second half of 2003, the board of directors elected to take a voluntary 10% reduction in the cash fees paid to board members. The fees were reinstated to the previous levels on January 1, 2004.

THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL NO. 2

AMENDMENT TO THE 1996 STOCK INCENTIVE PROGRAM TO INCREASE THE AGGREGATE NUMBER OF SHARES OF COMMON STOCK AVAILABLE FOR STOCK OPTIONS

The board of directors has approved an amendment to our 1996 Stock Incentive Program to increase the aggregate number of shares of our common stock that may be issued under the 1996 Stock Incentive Program by 5,000,000 shares to a total of 36,050,000 shares. At the annual meeting, our stockholders are being asked to approve the amendment which is described below. As of the record date, options to purchase 18,616,726 shares of our common stock were outstanding under the 1996 Stock Incentive Program, 10,543,572 of which were vested.

The board of directors adopted the amendment to the 1996 Stock Incentive Program in order to provide additional long-term incentives to all of our employees as well as to maintain competitive compensation packages for our key employees. This proposal increases the number of shares authorized for issuance under the 1996 Stock Incentive Program to provide sufficient shares for anticipated grants to be issued to both new and existing employees through May 2005. We intend to utilize the options available for grant to attract and retain both executive and other key employees.

The board of directors strongly believes that stock options are a key part of the overall compensation package for our employees. The 1996 Stock Incentive Program helps us attract and retain our employees. All full-time employees in the U.S. receive a stock option grant at date of hire and all are eligible for an annual grant based on individual merit. Most of our non-U.S. management level employees also receive stock option grants. Our compensation package is a variable compensation program with stock options designed to align the interest of our employees with those of our stockholders. The company may consider using "performance-based options" in the future to provide additional flexibility and performance measures for our stock option program. Furthermore, our compensation program includes:

- base salaries set normally below the mid point based on salary surveys;
- a profit sharing plan, which did not make any payments to employees in 2002 or 2003 and made a minor payment to employees in the first quarter of 2004, based on the positive operating income in the fourth quarter of 2003; and
- a key employee incentive plan for management that did not make any payments in 2002 or 2003.

We did not re-price any stock options in 2002 or 2003, nor did we grant any stock options at less than fair market value from the 1996 Stock Incentive Program. In 2002, the board amended all of our option plans to prohibit re-pricing of options and grants of stock options at less than fair market values. In 2002 and early 2003, we completed the acquisition of three business units: the gallium arsenide operations of Infineon AG; a portion of the silicon germanium business from IBM; and a portion of the optoelectronics business from Agere Systems, Inc. In total we acquired approximately 400 employees and granted stock options totaling 4,723,630 shares of which 3,189,671 were granted from the 1996 Stock Incentive Program and 1,533,959 from the 1998 nonstatutory stock option plan. The impact of this was to reduce our pool of available stock options.

The following summary of the 1996 Stock Incentive Program is qualified in its entirety by the specific language of the 1996 Stock Incentive Program, a copy of which is available upon written request to the secretary of our company.

Background

The 1996 Stock Incentive Program, approved by our board of directors in February 1996 and our stockholders in May 1996, provides for the grant of incentive stock options and nonstatutory stock options to officers and other employees of our company or any parent or subsidiary of our company. Additionally, the 1996 Stock Incentive Program provides for the grant of nonstatutory stock options to directors and consultants. As of the record date, the persons eligible to participate in the 1996 Stock Incentive Program included 11 officers, seven non-employee directors and approximately 1,500 other employees of our company and its subsidiaries. During the year ended December 31, 2003, options to purchase 5,729,574 shares of common stock were granted under the 1996 Stock Incentive Program at an average exercise price of approximately $4.02 per share. At the time of its adoption,

2,400,000 shares were authorized and reserved for issuance under the 1996 Stock Incentive Program. In May 1997, the stockholders approved an amendment to the 1996 Stock Incentive Program to increase the number of shares of common stock reserved for issuance thereunder by 2,400,000 shares. In May 1998, the stockholders approved an amendment to the 1996 Stock Incentive Program to increase the number of shares of common stock reserved for issuance thereunder by 2,700,000 shares. In May 1999, the stockholders approved an amendment to the 1996 Stock Incentive Program to increase the number of shares of common stock reserved for issuance thereunder by 2,850,000 shares. In May 2000, the stockholders approved an amendment to the 1996 Stock Incentive Program to increase the number of shares of common stock reserved for issuance thereunder by 3,800,000 shares. In May 2001, the stockholders approved an amendment to the 1996 Stock Incentive Program to increase the number of shares of common stock reserved for issuance thereunder by 3,900,000 shares. In both May 2002 and May 2003, the stockholders approved an amendment to the 1996 Stock Incentive Program to increase the number of shares of common stock reserved for issuance thereunder by 6,500,000 shares. As of the record date, options to purchase an aggregate of 18,616,726 shares of our common stock were outstanding, with an average exercise price of $12.13 per share, and 13,177,141 shares (including the 5,000,000 shares subject to stockholder approval at this annual meeting) were available for future grant. In addition, as of the record date 4,256,133 shares have been purchased pursuant to exercise of stock options under the 1996 Stock Incentive Program. At the annual meeting, you are being asked to approve an amendment of the 1996 Stock Incentive Program to increase the number of shares of common stock reserved for issuance thereunder by 5,000,000 shares.

Administration

The board of directors has vested the compensation committee with full authority to administer the 1996 Stock Incentive Program in accordance with its terms and to determine all questions arising in connection with its interpretation and application. The compensation committee is currently comprised of directors Gibson, Gary, Kauser and Rhines, none of whom are employees of our company. In any calendar year, no person may be granted options under the 1996 Stock Incentive Program exercisable for more than 750,000 shares, except the president who may not receive options under the 1996 Stock Incentive Program exercisable for more than 1,500,000 shares.

Minimum Option Price

The exercise price of incentive stock options granted under the 1996 Stock Incentive Program must equal or exceed the fair market value of the common stock on the date of grant (110% of the fair market value in the case of employees who hold 10% or more of the voting power of our common stock or of our subsidiary companies), and the exercise price of nonstatutory stock options must equal or exceed 100% of the fair market value of common stock on the date of grant. As defined in the 1996 Stock Incentive Program, "fair market value" means the last reported sales price of the common stock on the Nasdaq National Market System on the date of grant.

Duration of Options

Subject to earlier termination of the option as a result of termination of employment, death or disability, each option granted under the 1996 Stock Incentive Program expires on the date specified by the compensation committee, but in no event more than (i) ten years from the date of grant in the case of nonstatutory stock options, (ii) ten years from the date of grant in the case of incentive stock options generally and (iii) five years from the date of grant in the case of incentive stock options granted to employees who hold 10% or more of the voting power of our common stock or any of our subsidiary companies.

Means of Exercising Options

The board of directors or its compensation committee, as the case may be, may determine the consideration to be paid for the shares to be issued upon exercise of an option, including the method of payment, and may consist entirely of: (i) cash: (ii) check; (iii) other shares of our common stock which (a) either have been owned by the optionee for more than six months on the date of surrender or were not acquired, directly or indirectly, from our company and (b) have a fair market value on the date of surrender equal to the aggregate exercise price of the shares as to which said option shall be exercised; (iv) delivery of a properly executed exercise notice together with such other documentation as the administrator and the broker, if applicable, shall require to effect an exercise of the option and delivery to us of the sale or loan proceeds required to pay the exercise price; or (v) any combination of such methods of payment.

Term and Amendment of the 1996 Program

The 1996 Stock Incentive Program became effective when adopted by the board of directors. The 1996 Stock Incentive Program will continue in effect until February 1, 2006 unless earlier terminated in accordance with its terms. The board of directors may terminate or amend the 1996 Stock Incentive Program at any time, provided, however, that we must obtain stockholder approval of any amendment to the extent necessary and desirable to comply with the SEC Rule 16b-3 or with Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor rule, regulation or statute. In addition, we must obtain stockholder approval in order to reduce the exercise price of any outstanding option under the 1996 Stock Incentive Program prior to making any such change. Stockholder approval, if required, must be obtained in such a manner and to such a degree as is required by the applicable law, rule or regulation.

Assignability

Unless otherwise indicated, no option granted under the 1996 Stock Incentive Program is assignable or transferable by the optionee except by will or by the laws of descent and distribution.

Federal Tax Effects of Incentive Stock Options

We intend that incentive stock options granted under the 1996 Stock Incentive Program will qualify as incentive stock options under Section 422 of the Code. An optionee acquiring stock pursuant to an incentive stock option receives favorable tax treatment in that the optionee does not recognize any taxable income at the time of the grant of the incentive stock option or upon its exercise (unless the alternative minimum tax applies, discussed below). The tax treatment of the disposition of incentive stock option stock depends upon whether the stock is disposed of within the holding period, which is the later of two years from the date the incentive stock option is granted or one year from the date the incentive stock option is exercised. If the optionee disposes of incentive stock option stock after completion of the holding period, the optionee will recognize as capital gains income the difference between the amount received in such disposition and the basis in the incentive stock option stock, i.e. the option's exercise price. If the optionee disposes of incentive stock option stock before the holding period expires, it is considered a disqualifying disposition and the optionee must recognize all or part of the gain on the disposition as ordinary income in the year of the disqualifying disposition. Generally, the amount of ordinary income recognized will equal the difference between the option's exercise price and the stock's fair market value at the time the option is exercised (the "bargain purchase element") or, if lower, the difference between the amount realized upon disposition and the option exercise price. While the exercise of an incentive stock option does not result in taxable income, there are implications with regard to the alternative minimum tax. When calculating income for alternative minimum tax purposes, the favorable tax treatment granted incentive stock options is disregarded and the bargain purchase element of the incentive stock option will be considered as part of alternative minimum tax income. Just as the optionee does not recognize any taxable income on the grant or exercise of an incentive stock option, we are not entitled to a deduction on the grant or exercise of an incentive stock option. Upon a disqualifying disposition of incentive stock option stock, we may deduct from taxable income in the year of the disqualifying disposition an amount generally equal to the amount that the optionee recognizes as ordinary income due to the disqualifying disposition.

Federal Tax Effects of Nonstatutory Stock Options

If an option does not meet the statutory requirements of Section 422 of the Code and therefore does not qualify as an incentive stock option, the difference, if any, between the option's exercise price and the fair market value of the stock on the date the option is exercised is considered compensation and is taxable as ordinary income to the optionee in the year the option is exercised. We may deduct the amount of income recognized by an employee. Although an optionee will generally realize ordinary income at the time the nonstatutory stock option is exercised, if the stock issued upon exercise of the option is considered subject to a "substantial risk of forfeiture" and if the employee has not filed a "Section 83 Election," then the optionee is not taxed when the option is exercised, but rather when the forfeiture restriction lapses. At that time, the optionee will realize ordinary income in an amount equal to the difference between the option's exercise price and the fair market value of the stock on the date the forfeiture restriction lapses and we will receive a corresponding tax deduction.

The foregoing summary of federal income tax consequences of stock options does not purport to be complete, nor does it discuss the provisions of the income tax laws of any state or foreign country in which the optionee resides.

Participation in the 1996 Program

All option grants to executive officers under the 1996 Stock Incentive Program are subject to the discretion of the compensation committee of the board of directors. As of the date of this proxy statement, the administrator has not made any determination with respect to future option grants. Effective on the date of the annual meeting, the following seven directors, if elected, would receive options to purchase 17,500 shares and our chairman, Mr. Steven J. Sharp, if elected, would receive an option to purchase 35,000 shares:

Francisco Alvarez
Paul A. Gary
Charles Scott Gibson
Nicolas Kauser
Walden C. Rhines
Edward F. Tuck
Willis C. Young

The table below depicts the issuance of grants under the 1996 Stock Incentive Program during 2003 to (i) each of our directors, (ii) the chief executive officer, the chairman and the next five most highly compensated executive officers in 2003 (the "Named Executive Officers"), (iii) current executive officers as a group, (iv) non-employee directors as a group and (v) all other employees (including all current officers who are not executive officers) as a group.

Name	Grants 2003
Francisco Alvarez	17,500 shares
Dr. Paul A. Gary	17,500 shares
Charles Scott Gibson	17,500 shares
Nicolas Kauser	17,500 shares
Ralph G. Quinsey	300,000 shares
Dr. Walden C. Rhines	17,500 shares
Steven J. Sharp	52,500 shares
Edward F. Tuck	17,500 shares
Willis C. Young	17,500 shares
Thomas V. Cordner	40,000 shares
Raymond A. Link	70,000 shares
J. David Pye	40,000 shares
Ronald R. Ruebusch[(1)]	40,000 shares
Azhar Waseem	50,000 shares
All current executive officers as a group (11 persons)	940,000 shares
All non-employee directors as a group (7 persons)	122,500 shares
All other employees (including all current officers who are not executive officers) as a group	4,667,074 shares

(1) Mr. Ruebusch resigned in December 2003 and is no longer an executive officer of TriQuint.

THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" THE APPROVAL OF THE AMENDMENT TO OUR 1996 STOCK INCENTIVE PROGRAM TO INCREASE THE AGGREGATE NUMBER OF SHARES OF COMMON STOCK AVAILABLE FOR STOCK OPTIONS.

PROPOSAL NO. 3
RATIFICATION OF INDEPENDENT AUDITORS

The audit committee of the board has appointed KPMG LLP as TriQuint's independent auditors to audit its consolidated financial statements for the 2004 fiscal year. During the 2003 fiscal year, KPMG LLP served as TriQuint's independent auditors. Although TriQuint is not required to seek stockholder approval of this appointment, the board believes it to be sound corporate governance to do so. If the appointment is not ratified, the audit committee will investigate the reasons for stockholder rejection and will reconsider the appointment.

Representatives of KPMG LLP are expected to attend the annual meeting where they will be available to respond to questions and, if they desire, to make a statement.

Before selecting KPMG LLP, the audit committee carefully considered KPMG LLP's qualifications as independent auditors. This included a review of the qualifications of the engagement team, the quality control procedures the firm has established, any issues raised by the most recent quality control review of the firm, as well as its reputation for integrity and competence in the fields of accounting and auditing. The audit committee's review also included matters to be considered under the rules of the SEC, including the nature and extent of non-audit services, to ensure that the auditors' independence will not be impaired. The audit committee expressed its satisfaction with KPMG LLP in all of these respects. The audit committee of our board of directors has determined that the provision of services by KPMG LLP other than for audit related services is compatible with maintaining the independence of KPMG LLP as our independent auditors.

The following table shows KPMG LLP's billings to us for the audit and other services for 2003 and 2002.

	2003	2002
Audit Fees(1)	$498,000	$433,125
Audit-related fees(2)	13,500	11,500
Tax Fees(3)	7,350	188,015
All Other Fees(4)	—	—
	$518,850	$632,640

(1) Audit fees represent fees for professional services provided in connection with the audit of our financial statements and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

(2) Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions and other attestation services.

(3) Tax fees consisted of fees for tax compliance and tax advice services.

(4) We did not engage KPMG LLP to provide advice to us regarding financial information systems design and implementation during the fiscal year ended December 31, 2003, or December 31, 2002.

It is the policy of the audit committee to pre-approve any audit and non-audit services provided to TriQuint by KPMG LLP. All of the fees paid to KPMG LLP in 2003 were for services pre-approved by the audit committee.

THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" THE RATIFICATION OF THE AUDIT COMMITTEE'S APPOINTMENT OF KPMG LLP AS TRIQUINT'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Notwithstanding any statement to the contrary in any of our previous or future filings with the Securities and Exchange Commission, this report of the audit committee of the board of directors shall not be deemed "filed" with the Commission or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

The audit committee currently consists of three non-employee, independent directors: Willis C. Young, Paul Gary and Edward Tuck. The audit committee evaluates audit performance, manages relations with our independent auditors and evaluates policies and procedures relating to internal accounting functions and controls. The board of directors has adopted a written charter for the audit committee which details the responsibilities of the audit committee. This report relates to the activities undertaken by the audit committee in fulfilling such responsibilities.

On July 30, 2002, the Sarbanes-Oxley Act was signed into law. In September 2002, the committee met with representatives of management, legal counsel and our independent auditors to further understand the provisions of the Sarbanes-Oxley Act. During 2003, we reviewed processes that already are in place as well as those that will be implemented to comply with the requirements of the Sarbanes-Oxley Act as they become effective.

The audit committee members are not active professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditors. The audit committee oversees our financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the audit committee reviewed with management the audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2003. This review included a discussion of the quality and the acceptability of the financial reporting and controls, including the clarity of disclosures in the financial statements.

The audit committee also reviewed with KPMG LLP, the company's independent auditors, who are responsible for expressing an opinion on the conformity of our audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality and the acceptability of our financial reporting and such other matters required to be discussed with the audit committee under auditing standards generally accepted in the United States, including Statement on Auditing Standards No. 61, as amended. The audit committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Statement No. 1. The audit committee discussed with KPMG LLP their independence from management and TriQuint, including the matters in their written disclosures required by Independence Standards Board Statement No. 1.

The audit committee further discussed with our independent auditors the overall scope and plans for their audits. The audit committee meets periodically with the independent auditors, with and without management present, to discuss the results of the independent auditors' evaluations of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the board of directors (and the board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2003, for filing with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS:

Mr. Willis C. Young — Chairman
Dr. Paul Gary
Mr. Edward Tuck

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our common stock as of March 24, 2004, by:

- each stockholder known by us to beneficially own more than 5% of our common stock;
- each of our directors and director nominees;
- each of our executive officers named in the summary compensation table on page 24; and
- all of our directors and executive officers as a group.

Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment powers with respect to the common stock listed.

Beneficial Owners[1]	Number of Shares Beneficially Owned	Number of Shares Underlying Options	Total Shares Beneficially Owned	Percent of Shares Beneficially Owned (%)[2]
5% Stockholders:				
Sawtek Inc. Employee Stock Ownership and 401(k) Plan[3] (the "ESOP") c/o GreatBanc Trust Company 1301 W. 22nd Street Oak Brook, IL 60523	6,748,075	0	6,748,075	5%
Directors and Named Executive Officers:				
Francisco Alvarez	31,495	59,112	90,607	*
Dr. Paul A. Gary	10,000	128,192	138,192	*
Charles Scott Gibson[4]	1,000	58,752	59,752	*
Nicolas Kauser	4,000	148,752	152,752	*
Ralph G. Quinsey	30,000	276,667	306,667	*
Dr. Walden C. Rhines[5]	6,000	139,752	145,752	*
Steven J. Sharp[6]	206,505	1,119,666	1,326,171	*
Edward F. Tuck	38,000	130,752	168,752	*
Willis C. Young	9,109	48,265	57,374	*
Thomas V. Cordner	38,271	288,865	327,136	*
Raymond A. Link[7]	80,340	202,160	282,500	*
J. David Pye	51,268	244,189	295,457	*
Ronald R. Ruebusch[8]	N/A	N/A	N/A	*
Azhar Waseem[9]	65,510	323,447	388,957	*
All directors and executive officers as a group (19 persons)	772,773	3,808,845	4,581,618	3.4%

* Less than 1%

(1) The address of all directors and named executive officers is the address of our company: 2300 NE Brookwood Parkway, Hillsboro, Oregon 97124.

(2) Applicable percentage of ownership is based on 136,070,456 shares of common stock outstanding as of March 24, 2004, together with applicable options for such stockholders. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock subject to options currently exercisable or exercisable within 60 days after March 24, 2004, are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(3) GreatBanc Trust Company is the Trustee of the ESOP. The ESOP, through its Trustee, exercises sole dispositive and voting control over these shares, all of which are held by the ESOP as record owner. All of the shares are allocated to participants' accounts. Each ESOP participant, with respect to certain matters, controls the voting of shares allocated to his or her account by instructing the Trustee how such shares shall be voted. The Trustee has discretion in voting of shares where the Trustee has not received voting directions from the plan participant. The ESOP actually represents just under 5% of the total shares outstanding, but the calculation rounds up to 5%. We are electing to disclose the ESOP shares for information purposes only.

(4) Includes 1,000 shares held in trust by Mr. Gibson.
(5) Includes 6,000 shares held by Dr. Rhines' wife.
(6) Includes 13,600 shares held by a charitable foundation by Mr. Sharp.
(7) Includes 52,219 shares held in the ESOP for Mr. Link.
(8) Mr. Ruebusch resigned in December 2003 and is no longer an executive officer of TriQuint.
(9) Includes 65,283 shares held in the ESOP for Mr. Waseem.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms we have received, or written representations from certain reporting persons, we believe that, except as described below, during the fiscal year ended December 31, 2003 all executive officers, directors and greater than 10% stockholders complied with all applicable filing requirements. Steven J. Sharp, Chairman, was late in reporting an option grant of 35,000 in July 2003. In addition, a charitable foundation controlled by Mr. Sharp did not timely disclose a gift of 6,000 shares in September 2000. The required filings have since been made.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Summary of Cash and Certain Other Compensation

The following table provides certain summary information for 2003, 2002, and 2001 concerning compensation awarded to, earned by or paid to our named executive officers.

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long Term Compensation Award	
Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Securities Underlying Options (#)	All Other Compensation ($)[3]
Ralph G. Quinsey[4]	2003	$316,611	—	300,000	$ 14,628
President and	2002	148,590	—	500,000	93,464
Chief Executive Officer	2001	—	—	—	—
Steven J. Sharp[5]	2003	247,961	—	52,500	15,848
Chairman of the Board	2002	288,982	—	20,000	500
	2001	178,797	$143,433	20,000	500
Thomas V. Cordner	2003	209,748	—	40,000	500
Vice President, TriQuint Texas	2002	219,850	—	42,500	500
	2001	208,000	66,205	53,500	500
Raymond A. Link[6]	2003	217,197	—	70,000	67,856
Vice President, Finance and	2002	225,632	—	47,500	45,124
Administration, Chief Financial Officer and Secretary	2001	196,322	1,263	112,020	300,423
J. David Pye	2003	245,194	—	40,000	500
Vice President, TriQuint Oregon	2002	249,309	—	37,500	500
	2001	230,850	76,713	53,500	500
Ronald R. Ruebusch[7]	2003	198,522	—	40,000	32,048
Vice President, TriQuint Oregon	2002	209,415	—	37,500	500
	2001	205,000	64,615	53,500	500
Azhar Waseem[8]	2003	187,639	750	50,000	61,015
Vice President, Sawtek, Inc.	2002	165,870	699	52,500	48,942
	2001	147,991	500	52,020	171,305

(1) All executive officers listed above elected to take a voluntary reduction in base pay of approximately 10% for the second half of 2003. The base pay was reinstated to the previous levels on January 1, 2004.

(2) Represents payments under the company-wide profit sharing program and payments under the Key Employee Incentive Plan.

(3) Includes a $500 matching contribution to the company 401(k) plan.

(4) Mr. Quinsey joined TriQuint in July 2002 as president and chief executive officer. Included in all other compensation for Mr. Quinsey is $14,128 and $67,964 for moving and relocation costs for 2003 and 2002 respectively. Mr. Quinsey received a $25,000 sign on bonus in 2002 which is included in other compensation.

(5) Mr. Sharp was president and chief executive officer until July 2002. Effective October 1, 2003, Mr. Sharp's annual salary as the chairman of the board is $60,000 per year. In 2003, Mr. Sharp received $15,348 from a cash out of his accrued paid time off bank.

(6) Mr. Link joined TriQuint in July 2001 upon the merger with Sawtek Inc. Prior to July 2001, Mr. Link was chief financial officer at Sawtek Inc. Included in all other compensation for Mr. Link is a $63,299 contribution from the Sawtek Inc. Employee Stock Ownership and 401(k) Plan ("ESOP") in 2003, a contribution of $40,196 from the ESOP in 2002, a contribution of $199,923 from the ESOP in 2001, a payment of $100,000 for moving and relocation in 2001, and a cash out of a portion of his paid time off bank of $4,057 in 2003 and $4,428 in 2002.

(7) Mr. Ruebusch resigned in December 2003 and is no longer an executive officer in the Company. Included in all other compensation is $31,548 from a cash out of his accrued paid time off bank.

(8) Mr. Waseem joined TriQuint in July 2001 upon the merger with Sawtek Inc. Mr. Waseem received a contribution of $60,515 from the ESOP in 2003, $48,942 in 2002 and $176,305 in 2001.

Stock Option Grants in 2003

The following table sets forth information concerning stock option grants under the 1996 Stock Incentive Program to each of the named executive officers during 2003.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants(1)				Potential Realized Value At Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year(3)	Exercise Price Per Share	Expiration Date	5% ($)	10% ($)
Ralph G. Quinsey (4)	300,000	4.13%	$3.53	4/29/2013	$665,999	$1,687,773
Steven J. Sharp (5)	35,000	.48	3.53	4/29/2008	34,135	75,429
Steven J. Sharp (6)	17,500	.24	4.77	7/22/2013	52,497	133,038
Thomas V. Cordner (7)	40,000	.55	3.53	4/29/2013	88,800	225,306
Raymond A. Link (8)	70,000	.96	3.53	4/29/2013	155,400	393,814
J. David Pye (7)	40,000	.55	3.53	4/29/2013	88,800	225,036
Ronald R. Ruebusch (7)	40,000	.55	3.53	4/29/2013	88,800	225,036
Azhar Waseem (8)	50,000	.69	3.53	4/29/2013	111,000	281,296

(1) Options granted under the 1996 Stock Incentive Program include both incentive stock options and nonqualified stock options. All option grants are subject to the discretion of the compensation committee of the board of directors.

(2) These calculations are based on certain assumed annual rates of appreciation as required by SEC rules and regulations governing the disclosure of executive compensation. Under these rules, an assumption is made that the shares underlying the stock options shown in this table could appreciate at rates of 5% and 10% per annum on a compounded basis over the five or ten-year term of the stock options. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. There can be no assurance that the gains reflected in this table will be achieved.

(3) In 2003, we granted options covering a total of 7,263,533 shares to our employees under all stock incentive programs.

(4) Option begins to vest monthly on July 1, 2003 with 13.3% vested on June 1, 2004, 30% vested on June 1, 2005, 46.7% vested on June 1, 2006, and 100% vested on June 1, 2007.

(5) Option vests 25% on November 21, 2003, and 25% each quarter thereafter for full vesting by May 21, 2005.

(6) Options vest in 12 equal monthly installments from August 22, 2003, to July 22, 2004.

(7) Options begin to vest monthly on July 1, 2003, with 10% vested on June 1, 2004, an additional 15% on June 1, 2005, and the balance on June 1, 2006. Mr. Ruebusch resigned in December 2003 and his unvested options were forfeited.

(8) Options begin to vest monthly on July 1, 2004, with 25% vested on June 1, 2005, and an additional 75% vested on June 1, 2006.

Stock Option Exercises and Holdings

The following table provides information relating to option exercises by the executive officers identified in the Summary Compensation Table during 2003. In addition, it indicates the number and value of vested and unvested options held by these executive officers as of December 31, 2003.

The "Value Realized" on option exercises is equal to the difference between the fair market value of our common stock on the date of exercise less the exercise price. The "Value of Unexercised In-the-Money Options at Fiscal Year-End" is based on $7.07 per share, the closing sales price of our common stock in trading on the Nasdaq National Market on December 31, 2003, less the exercise price, multiplied by the aggregate number of shares subject to outstanding options.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ralph G. Quinsey	—	—	210,000	590,000	$ 70,800	$991,200
Steven J. Sharp	—	—	1,053,624	96,458	2,857,174	116,403
Thomas V. Cordner	—	—	252,754	120,166	398,894	149,041
Raymond A. Link	30,274	$197,148	214,024	176,592	81,264	264,029
J. David Pye	32,000	151,756	208,772	116,000	404,683	147,332
Ronald R. Ruebusch	72,129	286,992	103,875	—	—	—
Azhar Waseem	—	—	302,317	112,259	8,457	190,068

Equity Compensation Plan Information

The following table provides information as of December 31, 2003, about our common stock that may be issued upon the exercise of options and rights granted to employees, consultants or members of our board of directors under all existing equity compensation plans including the 1987 Stock Incentive Program, the 1996 Stock Incentive Program, the 1998 Nonstatutory Stock Option Plan, the 1998 Employee Stock Purchase Plan, the Sawtek Inc. Second Stock Option Plan and the Sawtek Inc. Stock Option Plan for Acquired Companies:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	21,402,450[(1)]	$12.59[(3)]	7,806,296
Equity compensation plans not approved by securityholders	2,849,874[(2)]	9.33	290,088
Total	24,252,324	[(3)]	8,096,384

(1) Of these shares of common stock, 308,430 shares were subject to outstanding options under the 1987 Stock Incentive Program, 7,806,296 shares were subject to outstanding options under the 1996 Stock Incentive Program, 1,629,186 shares were subject to outstanding options under the Sawtek Inc. Second Stock Option Plan and 29,629 shares were subject to outstanding options under the Sawtek Inc. Stock Option Plan for Acquired Companies. In addition, there are 687,417 shares of our common stock reserved for future issuance under our 1998 Employee Stock Purchase Plan. The 1998 Employee Stock Purchase Plan provides for an automatic increase up to 2,400,000 shares in May of each year.

(2) Of the 1,534,133 shares of common stock available for future issuance under the 1998 Nonstatutory Stock Option Plan as of December 31, 2002, we granted 1,533,959 options to purchase our common stock to new employees from the acquisition of the Agere optoelectronics business.

(3) The weighted average exercise price excludes the shares in the 1998 Employee Stock Purchase Plan. We are unable to ascertain with specificity the number of securities to be issued upon exercise of outstanding rights under the 1998 Employee Stock Purchase Plan or the weighted average exercise price of outstanding rights under the 1998 Employee Stock Purchase Plan. The 1998 Employee Stock Purchase Plan provides that shares of our common stock may be purchased at a per share price equal to 85% of the fair market value of the common stock on the beginning of the offering period or a purchase date applicable to such offering period, whichever is lower.

1998 Nonstatutory Stock Option Plan

In January 1998, the board of directors approved the 1998 Nonstatutory Stock Option Plan (the "1998 Plan"). The 1998 Plan was subsequently amended and restated in July 2003. The 1998 Plan has not been submitted to our stockholders for approval.

The material terms of the 1998 Plan are summarized as follows:

Purpose

The purposes of the 1998 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of our business.

Eligibility to Participate in the 1998 Plan

Nonstatutory stock options may be granted to our consultants and our employees who are not officers or directors.

Number of Shares Covered by the 1998 Plan

The board of directors initially reserved 500,000 shares of our common stock for issuance under the 1998 Plan. Our shares of common stock have split three times (3 for 2 stock split in July 1999, 2 for 1 in February 2000 and 2 for 1 in July 2000), thus producing an equivalent effect of a 6 for 1 stock split. Due to these stock splits, the shares of our common stock reserved for issuance under the 1998 Plan increased from 500,000 to 3,000,000 shares. In December 2002, the board of directors amended the 1998 Plan to increase the aggregate number of shares of common stock authorized for issuance by 1,000,000 due to the grant of stock options to our new employees from businesses that we acquired in 2002 and early 2003. As of March 24, 2004, options to acquire 1,043,706 shares were exercised, options to acquire 2,438,901 shares were outstanding and options to acquire 517,393 shares remain to be granted under the 1998 Plan, out of the 4,000,000 shares reserved for issuance.

Awards Permitted under the 1998 Plan

The 1998 Plan authorizes the granting of nonstatutory stock options only.

Terms of Options

The exercise price of an option may not be less than the fair market value of our common stock on the date of grant and the term of each option shall be stated in the stock option agreement. All of the options that are currently outstanding under the 1998 Plan vest and become exercisable over a four-year period beginning at the grant date. Payment of the exercise price may be made by cash, check, promissory note, cashless exercise, other shares of our common stock, any other form of consideration permitted by applicable law or any combination of the foregoing methods of payment. Options may be made exercisable only under the conditions the board of directors or its appointed committee may establish. If an optionee's employment terminates for any reason, the option remains exercisable for a fixed period of three months or such longer period as may be fixed by the board of directors or its appointed committee up to the remainder of the option's term.

Capital Changes

The number of shares available for future grant and previously granted but unexercised options are subject to adjustment for any future stock dividends, splits, mergers, combinations, reclassification of the common stock or other changes in capitalization as described in the 1998 Plan.

Merger or Change of Control

In the event of a merger of our company with or into another corporation, or the sale of substantially all of our assets, each outstanding option under the 1998 Plan must be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute for the option, the optionee will fully vest in and have the right to exercise the option as to all of the optioned stock, including shares as to which it would not otherwise be vested or exercisable.

Termination and Amendment

The 1998 Plan provides that the board of directors may amend or terminate the 1998 Plan without stockholder approval, but no amendment or termination of the 1998 Plan or any award agreement may adversely affect any award previously granted under the 1998 Plan without the written consent of the optionee.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-OF-CONTROL ARRANGEMENTS

Employment Contracts and Termination of Employment Arrangements

In September 1991, under the terms of his acceptance of employment, Steven J. Sharp, our chairman of the board of directors, entered into a letter agreement with us. Effective September 27, 2003, the board approved changes to Mr. Sharp's employment letter agreement that (i) set his base salary at $60,000 per year (which will be initially reduced to $54,000 per year to correspond to the other executive officers salary reductions during 2003) and (ii) provided for the grant of an option to purchase 35,000 shares to Mr. Sharp, if elected at the 2004 annual meeting, effective on the date of the annual meeting. In the event that we desire to terminate Mr. Sharp's employment, we must provide Mr. Sharp with one year's advance notice or, in lieu of such notice, a payment equal to one year's salary.

In June 2002, under the terms of his acceptance of employment, Ralph G. Quinsey, our president and chief executive officer, entered into a letter agreement with us pursuant to which he was to receive an annual base salary of $330,200, subject to annual review, an annual target bonus of 50% of his base salary subject to compliance with performance against a corporate wide bonus plan and a stock option grant for 500,000 shares of our common stock (vesting 28% on first anniversary of option grant, then 2% monthly thereafter until fully vested), a moving and relocation allowance consistent with our corporate polices, with a tax equalization adjustment, and a signing bonus of $25,000. In the event that we desire to terminate Mr. Quinsey's employment without cause, we must provide Mr. Quinsey a lump sum payment equal to one year's compensation at Mr. Quinsey's then-current base salary and health and life benefits at company expense for 12 months. The agreement also provides for a change of control benefit of full vesting of 12 months' worth of unvested options in the event Mr. Quinsey is terminated without cause or resigns for good reason within 12 months of a change of control.

In November 2002, and modified in February 2004, we entered into a letter agreement with Raymond A. Link, our vice president of finance and administration, chief financial officer and secretary. Pursuant to the agreement, Mr. Link receives an annual base salary of $225,750, subject to annual review, an annual bonus consistent with our bonus programs and an annual option grant in accordance with our current guidelines. The agreement also provides for a change of control benefit of one year's base pay as a lump sum and full vesting of the 60,000 options granted to Mr. Link in July 2001 in the event of (i) a change of control or (ii) a merger of our company resulting in an ownership change of less than 50% and greater than 30% in which Mr. Link is not retained as the Chief Financial Officer of the surviving entity for a period of not less than one year. In the event that we desire to terminate Mr. Link's employment without cause, we must provide Mr. Link a lump sum payment equal to 12 month's compensation at Mr. Link's then-current base salary and health and life benefits at the company's expense for 12 months. In the event of a resignation with cause, we must provide Mr. Link a lump sum payment equal to 12 month's compensation at Mr. Link's then-current base salary and health and life benefits at the company's expense for 12 months.

Change-of-Control Arrangements

In January 1995, the board approved an amendment to each stock option held by our then-current executive officers, and to each stock option granted to our future executive officers, as determined from time to time by the board of directors or a committee thereof, to provide that, in the event we experience a change of control, certain outstanding stock options held by each executive officer at the time of any such change of control, regardless of whether such stock options are then exercisable in accordance with their terms, shall become vested and exercisable as follows:

1. The chief executive officer shall become immediately vested for those shares that would have otherwise become vested over the last twelve months of the options' vesting schedules.
2. The chief financial officer shall become immediately vested for those shares that would otherwise have become vested over the last eight months of the options' vesting schedules.
3. All other executive officers shall become immediately vested for those shares that would have otherwise become vested over the last four months of the options' vesting schedules.

This arrangement is applicable to all stock options held by our current executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2003, we believe that, except as described below, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock, or members of any such person's immediate family, had or will have a direct or indirect material interest, other than the compensation agreements described in "Executive Compensation and Other Matters." We intend that any such future transactions will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors, and will be on terms no less favorable to our company than could be obtained from unaffiliated third parties. Steven P. Miller, a former director, was the Chairman of the Board of Directors of Xytrans, Inc. In 2003, we sold products to Xytrans totaling approximately $17,600. Mr. Miller resigned from our board of directors in December 2003 and is no longer on the board of directors of Xytrans. We believe that our transactions with Xytrans were on terms no more favorable than those with unrelated parties. Edward F. Tuck, one of our directors, was the Chairman of the Board of Directors and Chief Executive Officer of Wavestream Corporation. In 2003, we made an equity investment in Wavestream in the amount of approximately $226,600 and we have a total investment of approximately $384,130. Mr. Tuck is no longer on the board of directors of Wavestream, nor is he an officer or an employee of Wavestream. We believe that our transactions with Wavestream were on terms no more favorable than those with unrelated parties. In addition, we provided Mr. Ralph G. Quinsey with a relocation and moving package of approximately $14,124 in 2003, and provided Mr. Raymond A. Link with an apartment with rent of approximately $4,260 in 2003. Mr. Link no longer leases the apartment.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our compensation committee is responsible for determining salaries, incentives and other forms of compensation for directors and executive officers. Our compensation committee consists of Messrs. Gibson, Gary, Kauser and Rhines. Mr. Quinsey, our chief executive officer, participates in all discussions and decisions regarding salaries and incentive compensation for all of our executive officers, except during discussions regarding his own salary and incentive compensation. No interlocking relationship exists between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

Notwithstanding any statement to the contrary in any of our previous or future filings with the Securities and Exchange Commission, this board compensation committee report on executive compensation shall not be deemed "filed" with the Commission or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

The compensation committee reviews and approves TriQuint's executive compensation policies. The compensation committee operates under a written charter adopted by the board of directors in September 2002 and amended in February 2004. The following is the report of the compensation committee describing compensation policies and the rationale applicable to the compensation paid to TriQuint's executive officers for fiscal 2003.

Compensation Philosophy and Policies for Executive Officers

TriQuint's executive compensation program is designed to align the interests of executives with the interest of the stockholders by creating a performance-oriented environment that rewards performance related to the goals of TriQuint. TriQuint's executive compensation program is also designed to attract and retain qualified executives in the highly competitive high technology marketplace in which TriQuint competes. In this regard, the levels of executive compensation established by the compensation committee are designed to be consistent with those available to other executives in the industry. TriQuint's executive compensation program consists primarily of the following integrated components:

1. *Base Salary*—which is designed to compensate executives competitively within the industry and the marketplace;
2. *Quarterly Profit Sharing*—which provides a direct link between executive compensation and the quarterly performance of TriQuint;
3. *Key Employee Incentive Plan*—which provides a direct link between executive compensation and the quarterly and annual performance of TriQuint; and
4. *Long Term Incentives*—which consist of stock options that link management decision making with TriQuint's long-term performance and stockholder interests.

The compensation committee has considered the potential impact of Section 162(m) of the Internal Revenue Code on the compensation paid to TriQuint's executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for any of the named executive officers, unless compensation is performance-based. In general, it is the compensation committee's policy to qualify, to the maximum extent possible, its executives' compensation for deductibility under applicable tax laws.

Base Salaries

Base salary levels for the chief executive officer and other executive officers of TriQuint are reviewed annually by the compensation committee. The compensation committee's current policy is to maintain base salary levels in the second quartile for the industry when compared with those of executives holding similar positions with other companies in the high technology and semiconductor industries that are similar in size to TriQuint. Certain companies included in the peer group index of the stock performance graph are also included in surveys reviewed by TriQuint in determining salary levels for the chief executive officer and other executive officers of TriQuint. The compensation committee and full board of directors set the base salary for Mr. Quinsey on his date of hire in July 2002 at $330,200 per year subject to annual review. Mr. Quinsey took a voluntary 10% reduction in his base salary during the second half of 2003. The compensation committee will review Mr. Quinsey's compensation in the second quarter of 2004.

Quarterly Profit Sharing

All U.S. based employees and employees in certain foreign subsidiaries participate in TriQuint's profit sharing program. Profit sharing is paid quarterly and equals a percentage of the employees' quarterly earnings. The profit sharing pool is equal to 10% of adjusted operating income. For all employees employed in the United States, one half of the profit sharing amount is paid quarterly in cash, with the other half paid as an employer contribution to each eligible employee's 401(k) account. Only employees who are employed at the end of the quarter receive profit sharing amounts. There were no profit sharing payments to any employee or officer from this program in 2002 or 2003 and substantially all of the payments listed in the summary compensation table for 2001 were amounts earned based on the financial results for 2000, but the actual payment was made in 2001. A small profit sharing, less than $1,000 per each executive officer, was earned in the fourth quarter of 2003 and paid in the first quarter of 2004.

Officer and Key Employee Incentive Plan

In February 2004, the compensation committee of the board of directors approved the officer and key employee incentive plan for 2004. Participants must be employed full-time by TriQuint during the year to be eligible for a bonus. The bonus is based on actual versus budget operating income adjusted for certain one-time gains and charges. The bonuses vary with the level of achievement of budgeted operating income. There were no payments in 2001, 2002 or 2003 to any officer or employee pursuant to this bonus program.

Long-Term Incentives

TriQuint provides its executives, including the chief executive officer, long-term incentives through the grant of stock options under its 1996 Stock Incentive Program. The purpose of the 1996 Stock Incentive Program is to create a direct link between compensation and the long-term performance of TriQuint. Stock options under this program are generally granted at an exercise price equaling 100% of fair market value, have a ten-year term and generally vest in installments over four years. Because the receipt of value by an executive officer under a stock option is dependent upon an increase in the price of TriQuint's common stock, this portion of the executives' compensation is directly aligned with an increase in stockholder value. Stock options are granted to executive officers in conjunction with each executive officer's acceptance of employment with TriQuint, upon promotion to executive officer, and annually based on several factors. When determining the number of stock options to be awarded to an executive officer, the compensation committee considers (i) the executive's current contribution to TriQuint's performance, (ii) the executive's anticipated contribution in meeting TriQuint's long-term strategic performance goals and (iii) comparisons to an internally generated informal survey of executive stock option grants made by other high technology and semiconductor companies at a similar stage of development as TriQuint. Individual considerations, such as the executive's current and anticipated contributions to TriQuint's performance, may be more subjective and less measurable by financial results at the corporate level. In this respect, the compensation committee exercises significant judgment in measuring the contribution or anticipated contribution to TriQuint's performance. The compensation committee also periodically reviews the stock options granted to insure equitable distribution of such options among the officers.

Other

TriQuint's executive officers are also eligible to participate in compensation and benefit programs generally available to other employees, including TriQuint's employee stock purchase plan.

SUBMITTED BY THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS:

Mr. Charles Scott Gibson — Chairman
Dr. Paul Gary
Mr. Nicolas Kauser
Dr. Walden C. Rhines

STOCK PRICE PERFORMANCE GRAPH

Notwithstanding any statement to the contrary in any of our previous or future filings with the Securities and Exchange Commission, the following information relating to the price performance of our common stock shall not be deemed "filed" with the Commission or "soliciting material" under the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any such filings.

Set forth below is a line graph comparing the annual percentage change in the cumulative return to the stockholders of our common stock with the cumulative return of the Nasdaq U.S. Index and the SIC Code 3674—Semiconductors and Related Devices Index for the period commencing December 31, 1998, and ending on December 31, 2003.


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Dec98
Dec99
Dec00
Dec01
Dec02
Dec03
TRIQUINT SEMICONDUCTOR INC
NASDAQ U.S. INDEX
PEER GROUP

No cash dividends have been declared or paid on our common stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

The peer group index used, SIC Code 3674—Semiconductors and Related Devices, utilizes the same methods of presentation and assumptions for the total return calculation as our company and the Nasdaq U.S. Index. All companies in the peer group index are weighted in accordance with their market capitalizations.

OTHER MATTERS

We know of no other matters to be submitted at the annual meeting. If any other matters properly come before the annual meeting, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the board of directors may recommend.

THE BOARD OF DIRECTORS OF
TRIQUINT SEMICONDUCTOR, INC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003 or**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to**

Commission file number: 000-22660

TRIQUINT SEMICONDUCTOR, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**95-3654013** (I.R.S. Employer Identification No.)
2300 N.E. Brookwood Parkway **Hillsboro, Oregon** (Address of principal executive offices)	**97124** (Zip Code)

Registrant's telephone number, including area code: (503) 615-9000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes ☒ No ☐

The aggregate market value of the voting common stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on June 30, 2003 reported on the Nasdaq Stock Market's National Market, was approximately $507,128,672. Shares of common stock held by each executive officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded from this computation. The determination of affiliate status for this purpose is not necessarily a conclusive determination for other purposes. The registrant does not have any non-voting common equities.

As of December 31, 2003, the registrant had outstanding 135,403,258 shares of common stock.

The Index to Exhibits appears on page 44 of this document.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated into Part III of this Form 10-K by reference portions of its Proxy Statement for its 2004 Annual Meeting of Stockholders.

TRIQUINT SEMICONDUCTOR, INC.
2003 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

This Annual Report on Form 10-K, including the sections entitled "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", contains both historical information and forward-looking statements about TriQuint Semiconductor, Inc. ("TriQuint", "we", "us", "our" or "our company"). A number of factors affect our operating results and could cause our actual future results to differ materially from any forward-looking results discussed below, including, but not limited to, those related to operating results; demand for integrated circuits, SAW filters and optoelectronic components and the products into which they are manufactured, including wireless phones; sales to a limited number of customers; new competitive technologies; growth and diversification of our markets, technologies and product applications; investments in new facilities; startup or integration of new facilities; equity investments in closely held companies; discontinuation of products or technologies; integration of our acquisitions of Infineon's GaAs business, Agere's optoelectronics business and integration of any future acquisitions. In some cases, you can identify forward-looking statements by terminology such as "anticipates", "appears", "believes", "continue", "estimates", "expects", "hope", "intends", "may", "our future success depends", "plans", "potential", "predicts", "reasonably", "seek to continue", "should", thinks", "will" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In addition, historical information should not be considered an indicator of future performance. Factors that could cause or contribute to these differences include, but are not limited to, the risks discussed in the section of this report titled "Factors Affecting Future Operating Results". These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this Annual Report on Form 10-K to conform these statements to actual results. These forward-looking statements are made in reliance upon the safe harbor provision of The Private Securities Litigation Reform Act of 1995.

ITEM 1. BUSINESS

Overview

We are a leading supplier of high-performance components and modules for communications applications. Our focus is on the specialized expertise, materials and know-how for radio frequency/ intermediate frequency ("RF/IF") and optical applications. We enjoy diversity in our markets, applications, products, technology and customer base. Our markets include wireless phones, infrastructure networks, optical networks, and defense. We provide customers with standard and custom product solutions as well as foundry services. Our products are based on advanced process technologies including gallium arsenide ("GaAs"), indium phosphide ("InP"), and surface acoustic wave ("SAW"). Our customers include major communication companies worldwide.

Our products are designed on various wafer substrates such as GaAs, InP, lithium niobate ("LiNbO3"), lithium tantalate ("LiTaO3") and quartz, using a variety of device technologies including Pseudomorphic High Electron Mobility Transistor ("pHEMT"), Metamorphic HEMT ("mHEMT") Heterojunction Bipolar Transistor ("HBT"), Heterostructure Field Effect Transistor ("HFET"), Metal Semiconductor Field Effect Transistor ("MESFET") and SAW. Using these materials, devices and our proprietary technology, our products can overcome the performance barriers of competing devices in a variety of applications and offer other key advantages such as steeper selectivity, lower distortion, reduced size and weight and more precise frequency control. For example, GaAs has inherent physical properties that allow its electrons to move up to five times faster than those of silicon. This higher electron mobility permits the manufacture of GaAs integrated circuits that operate at higher levels of performance than silicon devices. We sell our products worldwide to such customers as Boeing, Celestica, Ericsson, Kyocera, LG Group, Lucent, Motorola, Inc., Nokia Corporation, Nortel, Northrop Grumman, Raytheon Company, and Samsung Microelectronics.

In the United States, we have design and manufacturing facilities in Oregon, Texas, Florida and Pennsylvania and design facilities in New England. We also have production plants in Costa Rica and Mexico, a design facility in Germany, an application sales support office in Taiwan and a small operation in China. We own and operate our own wafer fabrication and product test facilities and use our proprietary processes to produce radio frequency ("RF"), analog and mixed-signal components, lasers, detectors, and modules cost-effectively in high volumes. We believe that control of these manufacturing processes provides us with a reliable source of supply and greater opportunities to enhance quality, reliability and manufacturing efficiency. In addition, control of our manufacturing process and our combined research and design capabilities assists us in developing new processes and products and in being more responsive to customer requirements. We have also established a strategic foundry business serving leading communications companies.

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124 and our telephone number at that location is (503) 615-9000. Information about the company is also available at our website at www.triquint.com, which includes links free of charge to reports and amendments to those reports we have filed with the Securities and Exchange Commission ("SEC"). The contents of our website are not incorporated by reference in this Annual Report on Form 10-K. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Industry Background

Market demands for higher levels of performance with reduced cost in electronic communications systems have produced an increasing number of varied, complex applications. The increased capabilities of these new systems, in turn, are spawning new markets and a further proliferation of new, sophisticated applications. Many of these new applications have emerged in the wireless communications, telecommunications, data communications and microwave and millimeter wave communications industries.

The wireless communications industry is constantly changing with the advent of new applications such as digital wireless telephones, personal communication systems ("PCS"), handheld navigation products based on the global positioning satellite ("GPS") standard, satellite communications, wireless local area networks ("WLANs") and wireless internet. Wireless communications systems can offer the functional advantages of wired systems without the costly and time-consuming development of an extensive wired infrastructure, which is of particular importance in developing parts of the world. In addition, many of these new applications require battery-powered portability. The proliferation of some of these new applications has led to increased communication traffic resulting in congestion of the existing assigned frequency bands. As a consequence, wireless communications are moving to higher, less congested frequency bands and are implementing new, advanced communication standards. The advantages of wireless communications systems as well as the increasing demand for wireless communications at higher frequencies continue to drive worldwide growth in existing systems and continue to drive the emergence of new markets and applications.

The telecommunications industry is encountering increasing demand for higher transmission rates and increased capacity to accommodate traditional voice traffic as well as higher levels of traffic arising from widely used Internet service applications. Today's advanced telecommunications systems employ high-speed switching networks and fiber optic cable operating in accordance with high frequency standards such as synchronous optical network ("SONET"), synchronous digital hierarchy ("SDH"), integrated services digital network ("ISDN"), digital subscriber lines ("DSL") and asynchronous transfer mode ("ATM"). For example, high-performance SONET telecommunications systems can operate at frequencies of 10 gigabits per second ("Gbits/sec") per optical wavelength and can multiplex 80 wavelengths optically to provide data capacity to 800 Gbits/sec per individual fiber. The advent of video communications and multimedia services, which combine voice, video and data, are placing further demands on these systems for even higher data transmission capacity. This is especially true in the local and end user arenas, which are often referred to as the Metropolitan Area Networks ("MANs") and Last Mile Networks, respectively.

The microwave and millimeter wave communications industry utilizes advanced monolithic microwave integrated circuits ("MMIC") and SAW filter products for aerospace, defense and commercial applications. Aerospace and defense applications include high power amplifiers, low noise amplifiers, switches and attenuators for use in a variety of advanced systems such as active array radar, missiles, electronic warfare and space communications systems. Commercial applications for products and services in this frequency range include wireless telephone applications, optical fiber links and switching networks, millimeter wave ("mmW") radios for point-to-point and point-to-multipoint systems, phased-array radar and satellite links both on the orbiting payload and for earth station transmitters.

To address the market demands for higher levels of performance, electronic communications systems manufacturers have relied heavily on advances in high-performance components and modules such as those we produce. Until recently, the predominant semiconductor technologies used in advanced electronic systems have been silicon-based complementary metal oxide semiconductor ("CMOS"), bipolar complementary metal oxide semiconductor ("BiCMOS") and emitter coupled logic process technologies. In addition, traditional signal processing technologies included lumped element filters, ceramic filters, and bulk acoustic wave crystal filters, resonators and oscillators. However, today's high-performance electronic systems require performance beyond that achievable with these technologies.

One way to improve performance is to combine analog and digital circuitry on the same device. This combination, known as mixed-signal technology, can provide higher levels of integration (smaller size and increased functionality), reduced power consumption and higher operating frequencies. Higher levels of integration can result in smaller devices with increased functionality. Notwithstanding the benefits of mixed-signal technology, the performance requirements of certain critical system functions generally cannot be achieved using silicon-based semiconductors or filters, resonators and oscillators based on traditional technologies. As a result, systems manufacturers are seeking components and modules which can overcome these performance limitations. GaAs and InP semiconductor technology has become an effective alternative or complement to silicon solutions in many high-performance applications. The higher electron mobility of GaAs permits GaAs integrated circuits to operate at higher speeds than silicon devices or at the same speeds with lower power consumption. In addition, SAW technology offers a number of advantages over traditional filter technologies, including precise frequency control and selectivity, reduced size and weight, high reliability, environmental stability and the ability to pass RF signals with minimal distortion.

In many new applications, GaAs integrated circuits and SAW filters enable high-performance systems to process signals and information more quickly and more precisely. In addition, the use of these components in high-performance communications systems can reduce system power requirements and the physical size and weight of the system, important elements in battery-powered or portable applications. These characteristics, combined with the systems requirements of the communications industry, have led to the use of our components in high volumes to complement silicon devices in a wide range of commercial and aerospace systems.

Electronic communications systems manufacturers, particularly wireless handset manufacturers, are also moving increasingly toward designing integrated radio modules into their phones, rather than the individual components comprising these modules. By doing this, the handset manufacturers can continue to achieve cost reductions, optimization of design and increasingly smaller size of their phones while accelerating design cycles and improving time to market. Our high-performance GaAs integrated circuits and our SAW filters, resonators and oscillators comprise some of the primary components in these radio modules. Because of this, we believe we are well-positioned to continue to support the growth and performance level demands of the electronic communications system industry.

TriQuint Strategy

We are a global supplier to the communications industry with a focus on media interface applications of RF and optical communications systems. Our mission is, "Connecting the Digital World to the Global Network", and we accomplish this through a diversified product portfolio. We strive to be a premier supplier of solutions based on complex materials such as GaAs, InP and other compound semiconductor materials and SAW-based products. The key elements of our strategy include:

Diversification of Business Models, Market Applications, Technologies and Customers. We offer a broad range of standard and customer-specific products, as well as manufacturing, design and foundry services, which address numerous end-user applications in a variety of communications markets. We provide a balanced product offering ranging from foundry services to die level products, packaged components, and integrated modules. Our primary application areas are wireless phones, infrastructure networks, optical networks and defense. Our products are designed on various wafer substrates such as GaAs, InP, LiNbO3, LiTaO3 and quartz, using a variety of technologies including pHEMT, HBT, HFET, MESFET and SAW. We delivered products and services to approximately 450 customers during 2003. In addition, we had 28 customers that each contributed $1.0 million or more to our revenues in 2003.

Focusing on RF, Analog and Mixed-Signal Design Excellence. We have made substantial investments in our RF, analog and mixed-signal circuit design capabilities. Our design teams have specialized expertise to address the needs of each of our target markets. The foundation of our design resources is an extensive library of digital and analog cells and associated software tools and databases necessary to develop new products rapidly and cost-effectively. We believe that our RF, analog and mixed-signal design capabilities provide us with a competitive advantage in designing and developing integrated circuits and SAW-based products for standard or customer-specific products in our target markets.

Targeting High-Growth Markets with High-Performance Solutions. We plan to continue to develop and produce high-performance RF, optical, analog and mixed-signal electronic components and modules. In 2001, we added SAW filters to our portfolio of high-performance solutions by merging with Sawtek, which enables us to offer a complete array of RF products for wireless phones. We have also expanded our product portfolio in broadband and microwave applications and added several products to our optical networking product line through our acquisition of a portion of the optoelectronics business of Agere Systems Inc. ("Agere") in January 2003. Our new products are focused on modules for both GSM/GPRS/EDGE and CDMA wireless phones, WLANs, new SAW filter applications and new applications for optical networks and broadband and microwave equipment.

Enabling Higher Performance Optical Module Solutions. In January 2003, we acquired a large portion of the optoelectronics business of Agere based in Breinigsville, Pennsylvania and Matamoros, Mexico. This world class design and manufacturing organization, which has origins back to Bell Laboratories, is focused on delivering optoelectronic component and module solutions for next generation telecommunications and data communications equipment. Traditionally focused on long haul networks, our Optoelectronics division is now integrating long haul technology into compact module solutions for metropolitan networks. This will enable higher performance and higher data capacity metropolitan network equipment to meet the increasing demands of users.

Capitalizing on Partnerships with Industry Leaders in our Target Markets. We plan to continue to establish and maintain close working relationships with industry leaders in our target markets. We also intend to establish strategic relationships with companies that provide access to new technologies, products and markets. These relationships are critical to providing us with insights into future customer requirements, which facilitates the timely development of new products and services to meet the changing needs of our target markets. Our strategic partnerships include development, manufacturing or foundry relationships with Atmel, Inc., Boeing, Ericsson, Hittite Microwave Corp., Infineon Technologies AG, LG Inotek, Lockheed Martin, Philips Semiconductor, Raytheon, Samsung, Schlumberger Limited, and others.

Markets and Applications

We focus on four end markets in the electronic communications system industry: wireless phones, infrastructure networks, optical networks and defense applications.

Wireless Phones. This business accounted for approximately 41% of our total revenues in 2003. The demand for wireless phones has evolved over the past several years as a result of increased demand for portable voice and data communication capabilities. Implementation of new standards such as CDMA, 1xRTT, GSM, and GPRS are taking advantage of all allocated frequency bands around the world and supporting the growing demand for wireless data communications. In addition to portability, there has also been increasing demand for wireless phones to provide signal quality similar to wired communication systems, be smaller and lighter, accommodate longer talk time and standby time and contain complex functionality such as digital cameras, color displays, and internet access. In addition, this increase in wireless phone communication traffic has resulted in congestion of the assigned frequency bands, creating capacity issues for network operators. As a consequence, wireless communications standards are evolving to more efficiently utilize the available spectrum and demand has increased for handsets that work across multiple standards and frequency bands. Phones of this complexity provide new technical challenges that our products are well suited to address. The wireless phone market grew to industry estimates of approximately 500 million unit sales in 2003 and industry projections are for approximately 550 million units in 2004. The mobile phone market has experienced growth in each of the past 15 years, except for 2001 due to a slowdown in the overall economy. In 2003, demand for these products strengthened particularly in the second half of the year due to growth in Asia and demand for new phones with new features, and we expect to see continued strengthening during 2004.

Our use of various wafer substrates such as GaAs, LiNbO3, LiTaO3 and quartz, and a variety of technologies including pHEMT, HBT, HFET, MESFET and SAW provides us with the ability to satisfy these market demands. In many wireless phone applications, these substrate materials and devices can provide key performance advantages over silicon, such as higher frequency operation, improved signal reception and transmission, better signal processing in congested bands and greater power efficiency for longer battery life. Access to these varied technologies enables us to combine them in applications to optimize both product performance and cost.

We believe that we provide not only the broadest product offering for the RF front-end portion of wireless phones, but also the capability to integrate many of the functions into module form. We offer a full range of RF and intermediate frequency ("IF") SAW filters that can be sold independently or integrated into modules along with our various receiver, switch, and power amplifier products. During 2003, we introduced many new products for this market, including a family of GSM power amplifier module products.

Infrastructure Networks. This business accounted for approximately 29% of our total revenues in 2003. Infrastructure networks include a variety of applications and products such as base stations, point-to-point radio, WLANs, satellite communication, cable and other products. The largest portion of the infrastructure end market for us is the base station market. Base stations are necessary to operate wireless phone networks. The demand for base station equipment is related to network build-out plans of network operators and is highly dependent upon the capital equipment budgets of those operators. In 2003, demand in the base station market was down due to reduced capital spending by network operators.

We believe we are the leading supplier of SAW filters for both GSM/GPRS/EDGE and CDMA base stations. As base stations evolve to 2.5G and 3G networks and as the United States evolves from networks that predominantly use TDMA to networks that predominantly use GSM/GPRS/EDGE and CDMA, we are extending our leadership position as the SAW filter supplier of choice. We believe that our long relationships with the major base station equipment providers and our design and manufacturing capabilities put us in a unique position to continue to support this market with innovative SAW solutions.

Looking forward, we believe there are three major drivers to the base station equipment market. The first is the continued deployment of base stations in China and other emerging markets such as India. The second is the build-out of GSM/EDGE networks for the United States and Latin America to upgrade and expand existing networks. The third is the build-out of WCDMA systems.

We participate in the satellite communications market in both orbiting payload and ground station uplinks for satellite communication systems. Demand in this market was soft in 2003, consistent with the situation in other communication markets. We believe that the ground station market will grow as home based satellite systems, similar to satellite television, evolve for the internet. Other broadband products include products for cable and wireless high-speed Internet services and wireless distribution of phone, video and interactive cable television services. The fastest growing products in this end market are products for WLAN applications. Our sales of products for WLANs nearly doubled in 2003 and we became a leading supplier of foundry services for GaAs-based power amplifiers for this application.

Approximately 6% of our total revenues stem from sales of our products through distributors. Substantially all of these distributor sales are grouped into the infrastructure networks end market.

Defense. This business accounted for approximately 16% of our total revenues in 2003. Our largest customers in this market are defense subcontractors to the U.S. government. The U.S. military uses our products in phased-array radar to identify, track and target aircraft and threats of unknown origin. The capability to track multiple targets simultaneously is one of the key enhancements found on the new generation of fighters such as the F-22 Raptor and Joint Strike Fighter (JSF). We are teamed with the prime contractors on both of these programs. Our microwave power amplifiers (PAs) will provide the capability to transmit the microwave power that is at the heart of the radar's operation. These radars are comprised of large arrays of elements, each with its own PA. This is a very stable business and our products are used in long lead-time, large-scale programs. We do not expect our revenues to increase materially as a result of any near-term conflicts with foreign nations.

Optical Networks. This business accounted for approximately 14% of our total revenues in 2003. The optical networking market grew significantly in the late 1990's with increased demand for the transmission and manipulation of large amounts of information at high speeds and with high integrity. In 2001, as a result of overbuilt capacity, the optical networking market fell sharply. We believe this market has reached its low point and will begin to experience strengthening demand. Fiber optic network demand continues to occur for both the telecommunications and data communications markets, with the majority of bandwidth demand coming from data communications markets. The overall expansion has been driven by increasing Internet usage, email, business networking, video conferencing and voice traffic, as well as the ongoing upgrade of existing systems to fiber optics.

Fiber optic cables can transmit data at rates far greater than copper lines. A single fiber can cost-effectively replace hundreds or thousands of copper lines. Optical networks operate in accordance with high frequency standards such as SONET, SDH, Gigabit Ethernet ("GbE"), and FibreChannel ("FC"). For example, high-performance SONET telecommunications systems can operate at frequencies of 10 Gb/s or higher per wavelength. Dense Wave Division Multiplexing ("DWDM") can then be used to combine 80 or more of these 10 Gb/s signals to be carried down a single fiber, for a total of 800 Gb/s capacity. During the previously high levels of this market, most capital spending went to long haul/long distance networks. To increase the capacity of these networks, technologies used in long haul systems will migrate to metropolitan network equipment. An example of this is the trend to using DWDM technology in MANs.

To fully utilize the benefits of fiber optic cable, the electronic processors and modules in these networks must be able to operate at speeds from 155 Mb/s to 40 Gb/s cost-effectively and efficiently and still meet established signal quality and data integrity standards. Our optical networking products specifically target the need for these high-performance, integrated devices and support all major optical network standards such as SONET, SDH, GbE and FC. We offer a variety of products that include multiplexers and demultiplexers, laser/modulator drivers, photo detectors, transimpedance amplifiers, high performance lasers, electroabsorption modulated lasers ("EMLs"), receivers, transceivers, and transponders. New product introductions, such as our new family of small form factor optical transceiver products introduced in 2003, should position us well to participate in the general optical network recovery expected in 2004 and 2005. Our overall revenue in this end market grew in 2003 through our acquisition of Agere's optoelectronics business.

We experience seasonal fluctuations in our business primarily in the wireless phone market. Our revenues are historically strongest in the fourth quarter of each year in response to the holiday selling season. The first quarter of each year is historically the weakest quarter for revenues, due to reduced consumer demand subsequent to the holiday selling season.

Products

We offer a broad array of RF, analog and mixed-signal integrated circuits, lasers, detectors, optical transceivers, transponders, and SAW filter products to address the needs of our target markets. We utilize high-frequency substrate materials such as GaAs, InP, LiNbO3, LiTaO3 and quartz and high-performance technologies such as pHEMT, HBT, HFET, MESFET and SAW to design and manufacture products which overcome the performance barriers of silicon devices. Our products offer other key advantages such as steeper selectivity, lower distortion, higher power and power added efficiency, reduced size and weight and more precise frequency control. We believe efficient manufacturing facilities and processes result in products that provide our customers a favorable price/performance trade-off. Our broad range of standard and customer-specific integrated circuits, optical components and modules, and SAW filters, combined with our manufacturing and design services, allow customers to select the specific product solution which best fulfills their technical and time-to-market requirements.

Standard Products

We offer families of standard products for the following target market application areas. These include:

Wireless Phones. Our products include receivers, power amplifiers, voltage controlled oscillators, switches, low-loss transversal filters, reflective low-loss filters, duplexers, triplexers, resonator filters and front-end radio modules. These products address the needs of system designers for low noise, power efficient amplification, low loss switching and efficient and accurate frequency conversion.

Infrastructure Networks. Our products include bi-directional transversal filters, low-loss transversal filters, reflective low-loss filters and oscillators. We believe that we are the leading supplier of SAW filters for base stations. Our products support GSM, EDGE, CDMA and 3G networks. We also provide products that serve as the high data rate backhaul paths for base stations. These include integrated circuits for mmW radios and optical components for optical communication links. Our products also include high power amplifiers, low noise amplifiers, switches, attenuators and discrete integrated circuits. We support numerous additional applications in this market including WLAN, radar systems, satellite, point-to-point radios, point-to-multipoint and cable.

Optical Networks. Our products include laser/modulator drivers, photo detectors and transimpedance amplifiers along with lasers, EMLs, detectors, transceivers, and transponders. For transceiver modules, our products are compliant to industry Multi-Source Agreements ("MSA") such as SFP, SFF, and XFP, and our transponder modules comply with the 300 pin 10G MSA. These products support the high-performance standards, SONET, SDH, DWDM, GbE and FC.

Customer-Specific Products and Services

We offer our customers a variety of product options and services for the development of customer-specific products. Our services include design, wafer fabrication, test engineering, package engineering, assembly and test. We generally receive revenues from customer-specific products and services at two stages: when the design is developed and engineered and when we manufacture and deliver the device. We focus the development of our customer-specific products on applications involving volume production requirements. As is typical in the semiconductor industry, customer-specific products are developed for specific applications. As a result, we expect to generate production revenues only from those customer-specific products that are subsequently produced in high volume. A substantial portion of our products are designed to address the needs of individual customers. Frequent product introductions by systems manufacturers make our future success dependent on our ability to select customer-specific development projects which will result in sufficient production volume to enable us to achieve manufacturing efficiencies. Because customer-specific products are developed for unique applications, we expect that some of our current and future customer-specific products may never be produced in high volume. In addition, in the event of significant delays in completing designs or our failure to obtain development contracts from customers whose systems achieve and sustain commercial market success, our results of operations could be materially adversely affected.

Customer-specific designs are generally implemented by one of two methods. Under the first method, the customer supplies us with detailed performance specifications and we design, develop and manufacture the integrated circuits. These designs are generated using either our in-house design engineering group or independent third-party design organizations which have been qualified by us. Under the second method, we supply circuit design and process rules to our customer and the customer's internal engineering staff designs and develops the product, which we then manufacture.

Design and Process Technology

In order to rapidly develop and cost-effectively introduce new products which address the needs of our customers, we have made substantial investments in building our capabilities in RF, analog and mixed-signal circuit design, and optical component process technologies. We have developed an extensive library of digital and analog cells and associated software tools and databases which we use to facilitate the design of our integrated circuits and optical components. We have developed techniques for material design as well. The advancement of both our electrical and optical components is highly dependent on our ability to quickly and accurately produce the proper material structure to meet the targeted end device performance. We have also developed and documented process and design rules which allow customers to design proprietary integrated circuits themselves. Mixed-signal and optical products, which generally involve varied and complex functions operating at high frequencies, generally present the most complex design and testing challenges. We believe that our extensive cell library, device simulation models, optimized mixed-signal process technology and design and test engineering expertise in high-performance mixed-signal integrated circuits and optical components address these challenges and provide a competitive advantage.

Our manufacturing strategy is to use high volume process technologies when possible to enable us to provide cost-effective, stable, uniform and repeatable solutions for our customers. We provide advanced wafer manufacturing processes and we have pursued core process technologies that are cost-effective for RF, analog and mixed-signal electronic applications as well as for lasers and detectors in the optical component market. As a result, we are able to enjoy the cost advantages associated with standard high volume semiconductor manufacturing practices. The core process technology in our Oregon wafer fabrication operation employs both implanted and epitaxial structures, 4 micron metal pitch, typically 0.5 or greater micron geometries, involves 10 to 18 mask steps, has a cutoff frequency of up to 21 GHz and is scalable. This scalability facilitates further cost reduction and performance improvement. The process technology employed in our Texas wafer fabrication operation includes six advanced performance production processes: 0.5 micron gate length MESFET for amplifier applications; 0.15, 0.25 and 0.5 micron gate length pHEMT for high power and high frequency applications; HBT for high voltage, high linearity and high power density; 0.5 micron gate length HFET for high voltage, high power amplifiers and switches and Vertical P-I-N diode (VPIN) for signal control devices such as switches, limiters and attenuators. In our Florida wafer fabrication operation, we use manufacturing techniques to produce our SAW devices that are very similar to those for integrated circuits. Our Pennsylvania optical components wafer fabrication operation uses multi-wafer low pressure Metal Organic Chemical Vapor Deposition ("MOCVD") growth technologies and low K dielectrics with planar selective area growth of material for high performance Fabry Perot ("FP"), Distributed Feedback ("DFB"), and EML lasers, along with PIN and Avalanche Photo Diode ("APD") detectors.

Customers

We have a broad customer base of leading systems manufacturers. In 2003, we shipped products or provided manufacturing services to approximately 450 end-user customers and distributors. In 2003, Motorola accounted for approximately 14% of our revenues. In 2002, Motorola accounted for approximately 16% of our revenues and Nokia accounted for approximately 10% of our revenues. In 2001, Nokia accounted for approximately 15% of our revenues. No other single customer accounted for greater than 10% of our revenues during these periods.

Our sales to customers outside the United States accounted for approximately 61%, 56% and 44% of revenues in 2003, 2002 and 2001, respectively. Sales to customers in Korea represent the largest portion of our international sales in 2003. Customers in Korea accounted for approximately 16%, 13% and 12% of our revenues in 2003, 2002 and 2001, respectively. No other country represented 10% or more of our revenues in any of those periods.

Some of our sales to overseas customers are made under export licenses that must be obtained from the United States Department of Commerce. Protectionist trade legislation in either the United States or other countries, such as a change in the current tariff structures, export compliance laws, trade restrictions resulting from war or terrorism, or other trade policies could adversely affect our ability to sell or to manufacture in international markets. Furthermore, revenues from outside the United States are subject to inherent risks, including the general economic and political conditions in each country.

Manufacturing

We currently have six manufacturing centers located in Oregon, Texas, Florida, Pennsylvania, Mexico, and Costa Rica.

Our executive, administrative, test and technical offices are located in a 254,000 square foot facility in Hillsboro, Oregon on approximately 52 acres. Included in this facility is a wafer fabrication facility consisting of 76,000 square feet, of which 21,000 is operated as a Class 10 performance clean room.

Our Texas facility is located in Richardson. It comprises approximately 550,000 square feet, of which 48,000 is a Class 1 performance clean room. We currently operate that clean room as a Class 10 performance clean room. In July 2002, we successfully moved our manufacturing operations from our former Dallas facility, which we leased from Raytheon under a sublease, solely to the Richardson facility. We no longer lease any portion of our former Dallas facility.

Our Florida facility is a wafer fabrication and assembly and test facility located in Apopka. The Apopka wafer fabrication facility includes 16,000 square feet of clean room, of which 2,300 square feet is Class 10 performance clean room.

Our San Jose, Costa Rica facility is an assembly and test facility for the production of SAW filters. It is a 61,300 square foot facility with over 19,000 square feet of clean room space, located in the Metro Free Trade Zone. We use our Costa Rica facility to assemble, package, test and ship final product to customers. We began operations at this facility in 1996.

In connection with our acquisition of the Agere optoelectronics business, we acquired facilities in Breinigsville, Pennsylvania and Matamoros, Mexico. The Breinigsville, Pennsylvania facility contains approximately 849,000 square feet of manufacturing and office space located on 139 acres. Pennsylvania is the headquarters and wafer fabrication operation for our optoelectronics business. We intend to reduce capacity at this site, consequently we have listed the Breinigsville facility for sale. We plan to move the Breinigsville wafer fabrication operation to our facility in Richardson, Texas and the assembly and test operation to our facility in Matamoros, Mexico. The Matamoros, Mexico facility is approximately 80,000 square feet located in a free trade zone and is responsible for the final assembly and test of both optical component and module products. We are continuing the process of scaling and integrating the manufacturing assets into specific designated portions of these facilities and will complete the moves over the next one to two years to further improve our manufacturing efficiencies.

The fabrication of integrated circuits and SAW filter products is highly complex and sensitive to particles and other contaminants and requires production in a highly controlled, clean environment. Minute impurities, difficulties in the fabrication process or defects in the masks used to print circuits on the wafers can cause a substantial percentage of the wafers to be rejected or numerous die on each wafer to be nonfunctional. As compared to silicon technology, the less mature stage of the technology of GaAs substrate material leads to somewhat greater difficulty in circuit design and in controlling parametric variations, thereby yielding fewer good die per wafer. The more brittle nature of GaAs wafers can also lead to higher processing losses than experienced with silicon wafers. To maximize wafer yield and quality, we test our products in various stages in the fabrication process, maintain continuous reliability monitoring and conduct numerous quality control inspections throughout the entire production flow. A sustained failure to maintain acceptable yields would have a material adverse effect on our operating results.

We incur a high level of fixed costs to operate our own manufacturing facilities. These fixed costs consist primarily of facility occupancy costs, investment in manufacturing equipment, repair, maintenance and depreciation costs related to equipment and fixed labor costs related to manufacturing and process engineering. Our manufacturing yields vary significantly among our products, depending upon a given product's complexity and our experience in manufacturing it. We have in the past and may in the future experience substantial delays in product shipments due to lower than expected production yields. In addition, during periods of low demand, high fixed wafer fabrication costs could have a material adverse effect on our operating results.

For integrated circuit products made by our Oregon facility, we assemble our products using outside assembly contractors. Our Texas facility is developing packaged products, which will also be assembled by outside contractors. Our Pennsylvania operation has also used outside contract assembly facilities as well as the facility in Matamoros, Mexico. We are in the process of consolidating these assembly needs as we evaluate ongoing product offerings. Outside assembly services are contracted to 19 vendors, nine of which are located in the U.S. In addition, we have moved some of our assembly and test operations to a vendor in Malaysia. We perform some of our own tape and reel operations internally; however, we have four vendors, three of which are located in the U.S., qualified for this service should we need to use them. A reduction or interruption in the performance of assembly services by subcontractors or a significant increase in the price charged for such services could adversely affect our operating results.

Production Outside of the United States

Because of the significant fixed costs associated with the manufacture of our products and components and our industry's history of declining prices, we must continue to produce and sell our integrated circuits, optical components and SAW components in significant volume, continue to lower manufacturing costs and carefully monitor inventory levels. We continually evaluate our integrated circuit and SAW components manufacturing processes as well as the desirability of transferring volume production of those products between facilities, including transfer overseas to countries where labor costs and other manufacturing costs are significantly lower than in the U.S., principally Costa Rica and Matamoros, Mexico. The functional currency for both our Costa Rican and Mexican subsidiaries is the U.S. dollar since sales and most material cost and equipment are U.S. dollar denominated. The effects of currency fluctuations of the local currencies are not considered significant and are not hedged.

Frequently, transfer of production of a product to a different facility requires qualification of such new facility by certain of our customers. There can be no certainty that such changes and transfers will be implemented on a cost-effective basis without delays or disruption in our production and without adversely affecting our results of operations. Offshore operations are subject to certain inherent risks, including delays in transportation, changes in governmental policies, tariffs, import/export regulations and fluctuations in currency exchange rates in addition to geographic limitations on management controls and reporting. There can be no assurance that the inherent risks of offshore operations will not adversely affect our future operating results.

Raw Materials and Sources of Supply

We generally maintain alternative sources for our principal raw materials to reduce the risk of supply interruptions or price increases. We purchase these materials on a purchase order basis. The raw materials used are available from several suppliers for our integrated circuit, SAW filter and optical components/modules manufacturing operations. For our GaAs integrated circuit manufacturing operations, we currently have approximately 23 fully qualified wafer vendors, at least nine of which are located in the United States, and five fully qualified mask set vendors, all of which are located in the United States. We purchase high-performance, multilayer ceramic packages from two vendors, both of which are located in the United States. We currently purchase plastic packaging from approximately 15 suppliers, three of which are located in the United States. We also utilize nonqualified vendors for these and other materials for use in nonproduction research and test activities.

For our SAW filter manufacturing operations, we use several raw materials, including wafers made from quartz, LiNbO3 or LiTaO3 and ceramic or metal packages. Relatively few companies produce these piezoelectric wafers and metal and ceramic packages. Our most significant suppliers of ceramic surface mount packages are three companies based in Japan. For our SAW operations, we also utilize five qualified wafer vendors, three of which are located outside the United States, and two qualified mask set vendors, both of which are domestic companies.

For our optical components group, we depend upon a large number of suppliers for raw materials and components that make up the bill of materials ("BOMs") for its product offerings such as lasers, detectors, transceivers, and transponders. The success of these products is critical to the overall success of the business. For this business, we utilize three qualified wafer vendors and three qualified ceramic package vendors, all of which are located outside of the U.S.. For mask sets and plastic packages, we have three qualified vendors for each and all are located in the U.S. The primary risk to our source of supply to manufacture these products is the currently depressed state of the optical network market and its impact on the financial stability of smaller companies.

Our reliance on a limited number of suppliers for certain raw materials and parts may impair our ability to produce our products on time and achieve acceptable yields. At times in the past, we have experienced difficulties in obtaining ceramic packages used in the production of certain SAW filters. The acquisition of relatively simple devices, such as capacitors, has been problematic at times because of the large demand swings that can occur in the cellular handset market for such components. This risk will spread across a larger percentage of our total business as a greater portion of our revenues results from our integrated product offerings. In an attempt to minimize this problem, we have qualified multiple sources of supply when possible, negotiated long-term agreements when possible and intend to maintain a safety stock of raw material inventories of these items.

Marketing, Sales and Distribution

We sell our products through independent manufacturers' representatives, distributors and our direct sales staff. As of December 31, 2003, we had 30 independent manufacturers' representative firms and two distributors worldwide. Of the independent manufacturers' representative firms, 18 are based in the U.S. and 12 are located in Europe, the Pacific Rim and South America. Our direct sales staff provides sales direction and support to the manufacturers' representatives and distributors. Both of the distributors are based in the U.S. We have domestic sales management offices in the metropolitan areas of Los Angeles, California; San Diego, California; San Jose, California; Boston, Massachusetts; Portland, Oregon; Chicago, Illinois; Breinigsville, Pennsylvania; and Raleigh, North Carolina. We have also established foreign sales and marketing offices in Finland, Germany, Japan, Korea, Sweden and Taiwan.

Backlog

As of December 31, 2003, our backlog was approximately $77.0 million compared to approximately $70.2 million as of December 31, 2002. We include in our backlog all purchase orders and contracts for products requested by the customer for delivery within 12 months. We expect to ship substantially our entire backlog by December 31, 2004. The backlog is not necessarily indicative of future product sales, and a delay or cancellation of a small number of purchase orders may materially adversely affect us.

We do not have long-term agreements with any of our customers, except for certain defense-related contracts. Customers generally purchase our products pursuant to cancelable short-term purchase orders. Our customers have canceled these purchase orders or rescheduled delivery dates in the past, and we expect that these events may also occur in the future. If there is any work in process at the time of cancellation, the customer may be required to pay customary termination charges. If customers over-order to secure delivery dates and eventually cancel orders, the customer may be subject to price renegotiations as a result of lower quantity of units taken.

Frequently, we can ship our standard products from inventory shortly after receipt of an order, referred to as "turns business", and these orders may not be reflected in backlog. Accordingly, backlog as of any particular date may not necessarily be representative of actual sales for any future period.

Research and Development

Our research and development efforts are directed towards developing integrated circuits, SAW devices and optoelectronics products. We are also focused on improvement of our existing products' performance, development of new processes, reductions of manufacturing process costs and improvements in device packaging.

In 2003, we introduced 173 new key products, such as our family of GSM module products, a family of WLAN products, a family of small form factor optical transceiver products, and our new VSAT 2W power amplifier.

Our research, development and engineering expenses in 2003, 2002 and 2001 were approximately $65.0 million, $58.5 million and $51.7 million, respectively. As of December 31, 2003, approximately 702 of our employees were engaged in activities related to process and product research and development. We expect that we will continue to spend substantial funds on research and development.

We are continually designing new and improved products to maintain our competitive position. While we have patented a number of aspects of our process technology, the market for our products is characterized by rapid changes in technologies. Because of continual improvements in these technologies, we believe that our future success will depend on our ability to continue to improve our products and processes and develop new technologies in order to remain competitive. Additionally, our future success will depend on our ability to develop and introduce new products for our target markets in a timely manner. The success of new product introductions is dependent upon several factors, including timely completion and introduction of new product designs, achievement of acceptable fabrication yields and market acceptance. The development of new products by us and their design into customers' systems can take as long as three years, depending upon the complexity of the device and the application. Accordingly, new product development requires a long-term forecast of market trends and customer needs. Furthermore, the successful introduction of our ongoing products may be adversely affected by competing products or technologies. In addition, new product introductions frequently depend on our development and implementation of new process technologies. If we are unable to design, develop, manufacture and market new products successfully, our future operating results will be adversely affected. We cannot assure you that our product and process development efforts will be successful or that our new products will be available on a timely basis or achieve market acceptance.

As is characteristic of the integrated circuit and SAW filter component industries, the average selling prices of our products have historically decreased over the products' life cycles and we expect this pattern to continue. We also expect the same pattern to continue with our optoelectronics products. To offset these decreasing selling prices, we rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products which incorporate advanced features and can be sold at higher average selling prices. We also work closely with our suppliers to obtain continual improvement on pricing of key raw materials and components. As more of our product offerings migrate toward integrated assemblies requiring the acquisition of outside manufactured components, we will have to effectively work with our suppliers to reduce the total cost of the respective BOMs. To the extent that our cost reduction efforts or new product introductions do not occur in a timely manner or our or our customers' products do not achieve market acceptance, our operating results could be adversely affected.

Competition

The markets for our products are characterized by price competition, rapid technological change, short product life cycles and heightened global competition. Many of our competitors have significantly greater financial, technical, manufacturing and marketing resources. Due to the increasing requirements for high-speed, high-frequency components, we expect intensified competition from existing integrated circuit and SAW device suppliers, as well as from the entry of new competitors to our target markets.

For products in depressed markets, such as for optical components, competition can be even more intense as companies attempt to maximize their revenue to cover as much of their fixed cost base as possible. There is no guarantee that pricing will stay at a level where we can sell our products on a profitable basis.

For our integrated circuit devices, we compete with manufacturers of high-performance silicon integrated circuits as well as manufacturers of GaAs and other integrated circuits. Our silicon-based competitors include companies such as Applied Micro Circuits Corporation, Maxim Integrated Products Inc., Motorola, Philips, Silicon Labs, and STMicroelectronics N.V. Our GaAs-based competitors include companies such as Anadigics Inc., Fujitsu Microelectronics, Inc., Raytheon, RF Micro Devices, Skyworks Solutions, Inc. and Vitesse Semiconductor Corp. For our SAW devices our competitors include companies such as CTS Wireless Components, Micro Networks, Phonon, RF Monolithics, Vectron, EPCOS AG, Temex, Fujitsu, Murata and Panasonic. Competition could also come from companies developing alternative technologies such as silicon germanium ("SiGe") and InP integrated circuits and digital filtering and direct conversion devices. Our major competitors across the optical markets include Fujitsu/Sumitomo, JDS-Uniphase, Agilent, Finisar, Bookham Technologies and Avanex.

Our prospective customers are typically systems designers and manufacturers that are considering the use of GaAs integrated circuits, optoelectronics devices, or SAW filters, as the case may be, for their high-performance systems. Competition is primarily based on performance elements such as speed, complexity and power dissipation, as well as price, product quality and ability to deliver products in a timely fashion. We believe that we currently compete favorably with respect to these factors. Due to the proprietary nature of our products, competition occurs almost exclusively at the system design stage. As a result, a design win by our competitors or by us often limits further competition with respect to manufacturing a given design. Some potential customers may be reluctant to adopt our integrated circuit products because of perceived risks relating to GaAs and other technologies other than silicon, including perceived risks related to manufacturing costs, novel design and unfamiliar manufacturing processes. In addition, potential customers may have questions about the relative performance advantages of our integrated circuit products compared to more familiar silicon semiconductors, or concerns about risks associated with reliance on a smaller, less well-capitalized company for a critical component. While our GaAs integrated circuit products have inherent speed advantages over silicon devices, the speed of products based upon silicon processes is continually improving. Our products are often sole sourced to our customers and our operating results could be adversely affected if our customers were to develop other sources for our products.

The production of GaAs integrated circuits has been and continues to be more costly than the production of silicon devices. This cost differential relates primarily to higher costs of the raw wafer material, lower production yields associated with GaAs technology and higher unit costs associated with lower production volumes. Although we have reduced production costs through decreasing raw wafer costs, increasing fabrication yields and achieving higher volumes, there can be no assurance that we will be able to continue to decrease production costs. Due to the current weakness in some of our target markets, we have underutilized capacity in some of our plants. However, we believe that we are well positioned to meet the demands of these markets when they strengthen. In addition, we believe our costs of producing GaAs integrated circuits will continue to exceed the costs associated with the production of silicon devices. As a result, we must offer devices which provide superior performance to that of silicon such that the perceived price/performance of our products is competitive with silicon devices. There can be no assurance that we can continue to identify markets which require performance superior to that offered by silicon solutions or that we will continue to offer products which provide sufficiently superior performance to offset the cost differentials.

Intellectual Property Matters

We rely on a combination of patents, copyrights and trade secrets to establish and protect our intellectual property rights. We aggressively seek patents to protect inventions and technology which are important to our business. We have been awarded numerous patents relating to circuit design, SAW devices, oscillators, packaging technologies and wafer processing which have various expiration dates, but none earlier than 2005. These include both U.S. and foreign patents. In addition to our own inventions, we have acquired a substantial portfolio of U.S. and foreign patent applications in the optoelectronics area of technology. These applications are just starting to issue as patents, and will have lives that will extend 20 years from their respective filing dates. As a result of the rapid changes in technology, the lives of these patents will likely last longer than the economic lives of the technologies they cover. We also have a number of registered trademarks. There can be no assurance that our pending patent or trademark applications will be allowed or that the issued or pending patents will not be challenged or circumvented by competitors. We also protect our numerous original mask sets under the copyright laws.

We also own a substantial body of proprietary techniques and trade secrets. We seek to protect our trade secrets and proprietary technology, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known to or independently developed by others. In addition, the laws of some foreign countries do not offer protection of our proprietary rights to the same extent as the laws of the United States, which is an increasing concern as more of our assembly production is moved to foreign countries.

Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how could have a material adverse effect on our business. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from manufacturing and selling our products. Any of these situations could have a material adverse effect on our business.

Environmental Matters

Federal, state and local regulations impose various environmental controls on the storage, handling, discharge and disposal of chemicals and gases used in our manufacturing processes. We believe that our activities conform to present environmental regulations. Increasing public attention has, however, been focused on the environmental impact of semiconductor operations. While we have not experienced any materially adverse effects on our operations from environmental regulations, there can be no assurance that changes in such regulations will not impose the need for additional capital equipment or other requirements. Any failure by us to adequately restrict the discharge of hazardous substances could subject us to future liabilities or could cause our manufacturing operations to be suspended.

Employees

As of December 31, 2003, we employed a total of 2,046 persons, including 1,065 in manufacturing, 52 in quality and reliability, 702 in process, product and development engineering, 76 in marketing and sales and 151 in finance and administration. As of December 31, 2003, none of our domestic employees were represented by a collective bargaining agreement. At our German operation, approximately 35 of our employees are represented by a collective bargaining agreement. We consider our relations with employees to be good and we have not experienced any work stoppage.

Executive Officers

The names, ages and positions of our executive officers as of March 11, 2004 are as follows:

Name	Age	Current Position(s) with Company	Position Held Since
Steven J. Sharp	62	Chairman of the Board of Directors	1992
Ralph G. Quinsey	48	President and Chief Executive Officer	2002
Raymond A. Link	49	Vice President, Finance and Administration, Chief Financial Officer and Secretary	2001
Brian P. Balut	38	Vice President, Sales and Marketing	2002
Thomas V. Cordner	59	Vice President, TriQuint Texas	1998
Bruce R. Fournier	47	Vice President, TriQuint Oregon	2002
J. David Pye	53	Vice President, TriQuint Oregon	2002
Glen A. Riley	41	Vice President, TriQuint Optoelectronics	2003
J. Michael Sanna	51	Vice President, TriQuint Texas	2002
Azhar Waseem	50	Vice President, Sawtek Inc.	2002
Stephanie J. Welty	48	Vice President, Finance and Assistant Secretary	1999

Mr. Sharp joined TriQuint in September 1991 as Director, President and Chief Executive Officer. In May 1992 he became Chairman of TriQuint's Board of Directors. In July 2002, Mr. Sharp stepped down as President and Chief Executive Officer and remains as Chairman of the Board. Previously, Mr. Sharp was the founder and served as Chief Executive Officer of Power Integrations, Inc., a semiconductor manufacturing company. Prior to that time, Mr. Sharp was employed for 14 years by Signetics Corporation (since acquired by Philips Electronics N.V.), a semiconductor manufacturer and for nine years by Texas Instruments, Incorporated, a semiconductor manufacturer. Mr. Sharp also serves as a director of Power Integrations. He received a B.S. degree in Mechanical Engineering from Southern Methodist University, a M.S. degree in Engineering Science from California Institute of Technology and a M.B.A. from Stanford University.

Mr. Quinsey joined TriQuint in July 2002 as President and Chief Executive Officer. From September 1999 to January 2002, Mr. Quinsey was with ON Semiconductor, a manufacturer of semiconductors for a wide array of applications, as Vice President and General Manager of the Analog Division. Prior to that, Mr. Quinsey was with Motorola, a manufacturer of semiconductors and communications equipment, from 1979 to September 1999, holding various positions including Vice President and General Manager of the RF/IF Circuits Division, which developed both silicon and gallium aresnide technologies for wireless phone applications. Mr. Quinsey received a B.S. degree in Electrical Engineering from Marquette University.

Mr. Link joined TriQuint in July 2001 as Vice President, Finance and Administration, Chief Financial Officer and Secretary as a result of TriQuint's merger with Sawtek. Mr. Link joined Sawtek in September 1995 as Vice President Finance and Chief Financial Officer and was promoted to Senior Vice President and Chief Financial Officer in October 1999. From 1987 to September 1995, Mr. Link was Vice President, Finance and Chief Financial Officer of Hubbard Construction Company, a heavy/highway construction company. From 1980 to 1987, he was with Harris Corporation, a manufacturer of electronic communication equipment, in various financial capacities. Mr. Link received a B.S. degree from the State University of New York at Buffalo and a M.B.A. from the Wharton School at the University of Pennsylvania. He is a Certified Public Accountant.

Mr. Balut joined TriQuint in July 2001 as Vice President, Sales and Marketing, Sawtek Inc. as a result of TriQuint's merger with Sawtek and was promoted to Vice President, Sales and Marketing of TriQuint in 2002. Mr. Balut joined Sawtek in October 1994 as Sales Manager. He was promoted to Director of Sales and Marketing in November 1996 and to Vice President Sales and Marketing in September 1998 and assumed overall corporate responsibility for this function in July 2002. From 1987 to 1994, Mr. Balut held various positions in sales, marketing and engineering with REMEC, a manufacturer of electronic components. Mr. Balut received a B.S. degree in Electrical Engineering from the Massachusetts Institute of Technology and a M.B.A. from Rollins College.

Mr. Cordner joined TriQuint in January 1998 as Vice President and General Manager, Millimeter Wave Communications as a result of TriQuint's acquisition of Raytheon's MMIC operations and was promoted to Vice President, TriQuint Texas in May 2002. From July 1997 to January 1998, Mr. Cordner served as Operations Manager for Raytheon, heading its GaAs MMIC operations. Prior to that time, Mr. Cordner was an employee of Texas Instruments, a semiconductor and communications equipment manufacturer, for 32 years, most recently as the Operations Manager for its GaAs Operations Group from January 1991 to July 1997. Mr. Cordner received a B.S. degree in Mathematics from the University of Texas at Arlington.

Mr. Fournier joined TriQuint in June 1987 as Area Sales Manager. Since that time, he has held a variety of positions including National Sales Manager, Wireless Products from 1991 to 1994, Director of Worldwide Sales from early 1994 to September 1994 and Vice President, Worldwide Sales from September 1994 to June 1998. From June 1998 until May 2002, Mr. Fournier held the position of Vice President and General Manager, Foundry Services. He currently holds the position of Vice President, TriQuint Oregon. Prior to joining TriQuint, Mr. Fournier held engineering, sales and marketing management positions with Fairchild Semiconductor, Weitek Corporation and Honeywell, Inc. Mr. Fournier received an A.S. degree in Electrical Engineering and a B.S. degree in Business Administration from the University of Maine and a M.B.A. from the University of Southern Maine.

Mr. Pye joined TriQuint in May 1996 as Vice President, Manufacturing and in May 2002 was named Vice President, TriQuint Oregon. From 1983 until 1996, Mr. Pye was Vice President and General Manager at VLSI Technology, Inc., a semiconductor company, where he served in various capacities. From 1973 to 1983, Mr. Pye served in various roles in process engineering and process development at Texas Instruments. Mr. Pye received a B.A. degree from Napier College of Science and Technology, Edinburgh, Scotland.

Mr. Riley joined TriQuint in January 2003 as Vice President and General Manager, TriQuint Optoelectronics. From December 2001 to August 2002, he was President and CEO of Opticalis, a venture-funded start-up company developing optical communication sub-systems. Prior to that, he spent 6 years with Agere Systems, a semiconductor and optical component manufacturer, as Vice President of Optical Core Networks, Vice President of Sales for the Asia-Pacific region, and as General Manager of the Storage Products group. Before Agere, he worked in various management, marketing and sales roles at Philips Semiconductors, AT&T Microelectronics and Texas Instruments. Mr. Riley holds a B.S. degree in Electrical Engineering from the University of Maine and has completed the General Manager Program at Harvard Business School.

Mr. Sanna joined TriQuint in January 1998 as Director of Business Development for the Texas operation as a result of TriQuint's acquisition of Raytheon's MMIC operations. In May 2002 he was promoted to Vice President, TriQuint Texas. From July 1997 to January 1998, Mr. Sanna served as the Wafer Fabrication Operations Manager for Raytheon, heading its GaAs MMIC manufacturing operations. Prior to that time, Mr. Sanna was an employee of Texas Instruments for 17 years, most recently as the Wafer Fabrication Operations manager for its GaAs Operations Group from January 1994 to July 1997. Mr. Sanna received B.S. and M.S. degrees in Electrical Engineering from the University of Wisconsin and Southern Methodist University, respectively, and a Masters Degree in Administrative Studies from Southeastern Oklahoma State University.

Mr. Waseem joined TriQuint in July 2001 as Vice President, Sawtek Inc. as a result of TriQuint's merger with Sawtek. Mr. Waseem joined Sawtek in March 1995 as Director of Wafer Fabrication and was promoted to Vice President of Manufacturing in April 1998 and to Vice President of Operations in October 1999. In May 2002 he was promoted to Vice President, Sawtek, Inc. From 1989 to 1994,

Mr. Waseem held various operations and engineering positions with Siliconix, Inc., a microelectronics manufacturer based in Santa Clara, California. From 1986 to 1989, Mr. Waseem held various engineering positions with General Electric. Mr. Waseem received B.S. and M.S. degrees in Electrical Engineering and a M.B.A., all from the University of Minnesota.

Ms. Welty joined TriQuint in 1994. Since September 1999, Ms. Welty has been TriQuint's Vice President, Finance. Ms. Welty served as Accounting Manager from 1994 to 1996 and served as Director of Information Systems from 1996 to September 1999. Prior to joining TriQuint, Ms. Welty held accounting and controller positions at other high technology firms. Ms. Welty holds a B.S. degree from the University of Washington and she is a Certified Public Accountant.

ITEM 2. PROPERTIES

Location	Purpose	Approximate Building Size in Square Feet	Approximate Land in Acres	Leased or Owned
Hillsboro, Oregon	Headquarters, administration, test, technical, wafer fabrication, engineering	254,000	52	Owned
Richardson, Texas	Wafer fabrication, engineering, administration, test, technical	550,000	16	Owned
Apopka, Florida	Wafer fabrication, test and assembly, engineering, administration, test, technical	92,100	15.5	Owned
Tianjin, China	Test and assembly	10,000	—	Leased
San Jose, Costa Rica	Test and assembly	61,300	2	Owned
Munich, Germany	Engineering, marketing	21,054	—	Leased
Seoul, Korea	Engineering, marketing	5,307	—	Leased
Taipei, Taiwan	Engineering, marketing	11,000	—	Leased
Lowell, Massachusetts	Engineering	9,141	—	Leased
Nashua, New Hampshire	Engineering	5,035	—	Leased
Breinigsville, Pennsylvania	Wafer fabrication, engineering, administration, marketing	849,000	139	Owned
Matamoros, Mexico	Test and assembly	80,000	—	Leased

Various field offices each less than 1,000 sq ft

We believe these properties are suitable for our current operations. We are running below capacity in some of our facilities and some of the properties may exceed our near and intermediate term needs. We have listed the Breinigsville, Pennsylvania property for sale. We plan to move the wafer fabrication operation of that facility to our facility in Richardson, Texas and the assembly and test operation to our facility in Matamoros, Mexico.

ITEM 3. LEGAL PROCEEDINGS

In February 2003, several nearly identical putative civil class action lawsuits were filed in the United States District Court for the Middle District of Florida against Sawtek, Inc., our wholly owned subsidiary since July 2001. The lawsuits also named as defendants current and former officers of Sawtek and our company. The cases were consolidated into one action, and an amended complaint was filed in this action on July 21, 2003. The amended class action complaint is purportedly filed on behalf of purchasers of Sawtek's stock between January 2000 and May 24, 2001, and alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act, as well as Securities and Exchange Commission Rule 10b-5, by making false and misleading statements and/or omissions to inflate Sawtek's stock price and conceal the downward trend in revenues disclosed in Sawtek's May 23, 2001 press release. The complaint does not specify the amount of monetary damages sought. Sawtek and the individual defendants filed their motion to dismiss on September 3, 2003, and briefing on the motion was completed on November 19, 2003. The court heard oral argument on November 21, 2003, and issued an order partially denying the motion to dismiss on December 19, 2003. Specifically, the court found that the complaint was not barred by the statute of limitations, but reserved ruling on the other aspects of the motion to dismiss. Because the statute of limitations issue is a novel question of law, the court stayed the proceedings in this case to allow the defendants to file an interlocutory appeal to the Eleventh Circuit Court of Appeals. Defendants duly filed for interlocutory appeal on January 22, 2004. Because the Court of Appeals is considering the identical issue in another matter, the appeal process has been stayed, pending the Court of Appeals' decision in the other matter. We deny the allegations contained in the complaint and intend to continue our vigorous defense against these claims.

In December 2002, we filed a lawsuit against Finisar Corporation in Multnomah County Circuit Court of Oregon. The lawsuit alleged that Finisar failed to pay us for semiconductor wafers delivered between September 2000 and December 2001. In response to the complaint, Finisar Corporation filed an answer, affirmative defenses and counterclaims alleging that our wafers were defective. Finisar alleged claims for breach of contract, breach of warranty, negligence, and restitution. In 2003, this matter was settled to the satisfaction of both parties.

In addition, from time to time we are involved in judicial and administrative proceedings incidental to our business. Although occasional adverse decisions (or settlements) may occur, we believe that the final disposition of such matters will not have a material adverse effect on our financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our shares are quoted on the Nasdaq National Market under the symbol "TQNT". The following table sets forth the high and low price per share of our common stock as reported by the Nasdaq National Market for the periods indicated:

	High	Low
Fiscal Year Ended December 31, 2003		
1st Quarter	$ 4.79	$2.70
2nd Quarter	$ 5.50	$2.80
3rd Quarter	$ 6.90	$3.96
4th Quarter	$ 8.74	$5.57
Fiscal Year Ended December 31, 2002		
1st Quarter	$14.00	$8.90
2nd Quarter	$13.09	$5.61
3rd Quarter	$ 7.75	$3.75
4th Quarter	$ 7.53	$2.55

The closing price of our common stock on the Nasdaq National Market on December 31, 2003 was $7.07 per share.

As of December 31, 2003, there were 135,403,258 shares of common stock outstanding held by approximately 543 stockholders of record. Many stockholders hold their shares in street name. We believe we have more than 73,000 beneficial owners of our common stock.

We have never declared or paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We have subordinated convertible debt which contains restrictive covenants which could limit our ability to pay cash dividends or make stock repurchases. Any future determination to pay cash dividends will also be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other such factors as our Board of Directors deems relevant.

The information required by this item regarding equity compensation plans is incorporated by reference under the section entitled *Executive Compensation and Other Matters* contained in our Proxy Statement for our 2004 Annual Meeting of Stockholders.

ITEM 6. SELECTED FINANCIAL DATA

The following is a summary of selected consolidated financial data as of and for each of the five years shown ended December 31. The historical selected consolidated financial data has been derived from the audited historical financial statements for the years 2000 and 1999 of TriQuint and Sawtek, which were audited by KPMG LLP and Ernst & Young, LLP, respectively. The 2003, 2002 and 2001 selected consolidated financial data were audited by KPMG LLP. These data should be read in conjunction with Management's Discussion and Analysis of Financial Conditions and Results of Operations and our consolidated financial statements appearing elsewhere in this document.

TriQuint Semiconductor, Inc.
Selected Financial Data

	YEARS ENDED DECEMBER 31,				
	2003	2002	2001	2000	1999
	In thousands, except per share information				
Consolidated Statement of Operations Data:					
Revenues	$312,272	$ 267,313	$ 334,972	$ 460,590	$263,939
Cost of goods sold	225,264	172,197	198,537	203,971	137,293
Gross profit	87,008	95,116	136,435	256,619	126,646
Operating expenses:					
Research, development and engineering	65,033	58,547	51,685	39,753	27,603
Selling, general and administrative	51,415	42,889	46,718	45,980	33,480
Impairment of long-lived assets and goodwill	—	94,740	76,933	—	—
Lease termination costs	41,962	—	—	—	—
Acquisition related charges	500	8,575	7,546	—	—
Reduction in work force	2,484	1,011	1,077	—	—
Total operating expenses	161,394	205,762	183,959	85,733	61,083
Income (loss) from operations	(74,386)	(110,646)	(47,524)	170,886	65,563
Other income (expense), net	(6,199)	4,096	12,637	25,592	11,015
Impairment charge—investments in other companies	(2,387)	(23,778)	(15,057)	—	—
Gain on recovery of previously impaired investment	8,450	—	—	—	—
Gain on retirement of debt	—	6,009	9,401	—	—
Other income (expense), net	(136)	(13,673)	6,981	25,592	11,015
Income (loss) before income tax	(74,522)	(124,319)	(40,543)	196,478	76,578
Income tax expense (benefit)	(1,544)	34,241	(14,332)	45,785	20,938
Net income (loss)	$(72,978)	$(158,560)	$ (26,211)	$ 150,693	$ 55,640
Per Share Data:					
Net income (loss):					
Basic	$ (0.54)	$ (1.20)	$ (0.20)	$ 1.19	$ 0.49
Diluted	$ (0.54)	$ (1.20)	$ (0.20)	$ 1.10	$ 0.45
Weighted-average shares:					
Basic	133,920	131,969	129,784	126,590	113,452
Diluted	133,920	131,969	129,784	136,498	123,601
Consolidated Balance Sheet Data:					
Cash, cash equivalents, short and long-term investments	$400,264	$ 467,040	$ 581,531	$ 604,972	$308,612
Accounts receivable, net	41,911	34,977	34,532	76,398	45,550
Inventories, net	65,286	36,283	34,836	52,325	32,728
Total assets	792,800	840,666	1,020,873	1,084,904	531,520
Working capital	392,122	377,105	560,613	690,125	352,897
Long-term obligations, less current installments	268,755	268,755	296,859	346,991	6,573
Stockholders' equity	$460,121	$ 525,672	$ 682,774	$ 674,123	$460,315

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with Item 6: Selected Financial Data and Item 8: Financial Statements and Supplementary Financial Data included in this Annual Report on Form 10-K.

Overview

We are a leading supplier of high-performance components and modules for communications applications. Our focus is on the specialized expertise, materials and know-how for RF/IF and optical applications. We enjoy diversity in our markets, applications, products, technology and customer base. Our markets include wireless phones, wireless infrastructure networks, optical networks, and defense. We provide customers with standard and custom product solutions as well as foundry services. Our products are designed on various wafer substrates such as GaAs, InP, LiNbO3, LiTaO3 and quartz, using a variety of device technologies including pHEMT, mHEMT, HBT, HFET, MESFET and SAW. Using these materials, devices and our proprietary technology, our products can overcome the performance barriers of competing devices in a variety of applications and offer other key advantages such as steeper selectivity, lower distortion, reduced size and weight and more precise frequency control. For example, GaAs has inherent physical properties that allow its electrons to move up to five times faster than those of silicon. This higher electron mobility permits the manufacture of GaAs integrated circuits that operate at higher levels of performance than silicon devices. Our customers include major communication companies worldwide.

Strategy and Industry Considerations

Our business strategy is to provide our customers with high-performance, low-cost solutions to applications in the wireless phone, wireless infrastructure, optical network, and defense markets. Our goal is to build a strong and sustainable business by applying our core competencies and technologies to a diversified portfolio of markets within the communications industry. In wireless phones, we provide high performance RF filters, duplexers, receivers, small signal components, power amplifiers, switches, and integrated passive components. We have also been a leader in the development of RF front-end modules with the goal of maximizing content and minimizing stacked margins. In wireless infrastructure networks, we are a leading supplier of active and passive components for RF communications and we are the dominant supplier of SAW filters to base stations. We expect the global number of subscribers to wireless communications to grow from approximately 1.3 billion in 2002 to approximately 1.7 billion by 2006. In optical networks, we are a leading supplier of laser and detector components and transceiver and transponder modules. We believe the total available market for these products will grow from approximately $600 million in 2003 to approximately $1.7 billion by 2006. In the defense market, we are a leading provider of phased array antenna components to the U.S. military. This has been a stable business for us due to the long lead times and long product life cycles.

The semiconductor industry in general has been subject to slumping demand and excess capacity since 2001. This has been the case for our business as well. Wafer and semiconductor manufacturing facilities represent a very high level of fixed cost due to investments in plant and equipment, labor costs, and repair and maintenance costs. During periods of low demand, selling prices also tend to decrease which, when combined with high fixed manufacturing costs, can create a material adverse impact on operating results.

Wireless phone demand, however, has generally strengthened during 2003, especially during the seasonally higher second half of the year. We believe total global unit shipments for the whole market will grow by approximately 10%, resulting in projected shipments of 550 million handsets in 2004. We also believe we are positioned for sustained demand in the wireless phone market for 2004 due to continued demand in China, India and other emerging countries, strong interest in camera phones and color displays worldwide, and increasing acceptance of non-voice applications such as text messaging. As the handset market expands, we expect this to also create increase demand in the wireless infrastructure market for our base station and point-to-point components. As with the semiconductor industry, the optical communication industry has also suffered since 2001. As restructuring and consolidation in the optical network market continues, we believe strengthening long-term market demand will result. Demand for our products in this market grew during 2003 and we expect continued strengthening in 2004. The defense market is stable and long-term. We are actively engaged with multiple defense industry contractors in the development of next-generation phased array systems. We expect these programs to ramp up over the 2005-2006 timeframe.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires us to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Some of our accounting policies require us to make difficult and subjective judgements, often as a result of the need to make estimates of matters that are inherently uncertain. The following accounting policies involve a critical accounting estimate because they are particularly dependent on estimates and assumptions made by management about matters that are highly uncertain at the time the accounting estimates are made. In addition, while we have used our best estimates based on facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period and changes in the accounting estimates we used are reasonably likely to occur from period to period, which may have a material impact on the presentation of our financial condition and results of operations.

Our most critical accounting estimates include the valuation of inventory, which impacts gross margin; assessment of recoverability of long-lived assets, which primarily impacts gross margin when we impair assets or accelerate depreciation; valuation of investments in privately held companies, which impacts net income when we record impairments; assessment of recoverability of goodwill, which impacts operating expense when we write off goodwill; deferred income tax assets and liabilities, which impacts our tax provision; and reserve for warranty costs, which impacts gross margin. We also have other policies that we consider to be key accounting policies, such as our policies for revenue recognition, valuation of accounts receivable, reserves for sales returns and allowances, and reserves for commitments and contingencies; however, these policies either do not meet the definition of critical accounting estimates described above or are not currently material items in our financial statements. We review our estimates, judgements, and assumptions periodically and reflect the effects of revisions in the period that they are deemed to be necessary. We believe that these estimates are reasonable; however, actual results could differ from these estimates.

Inventories

We state our inventories at the lower of cost or market. We use a combination of standard cost and moving average cost methodologies to determine our cost basis for our inventories. This methodology approximates actual cost on a first-in, first-out basis. In addition to costing our inventory at a lower of cost or market valuation, we also evaluate it each period for excess quantities and obsolescence. This evaluation includes identifying those parts specifically identified as obsolete and reserving for them, analyzing forecasted demand versus quantities on hand and reserving for the excess, identifying and recording other specific reserves, and estimating and recording a general reserve based on historical experience and our judgement of economic conditions. If future demand or market conditions are less favorable than our projections and we fail to reduce manufacturing output accordingly, additional inventory reserves may be required and would have a negative impact on our gross margin in the period the adjustment is made.

Long-Lived Assets

We evaluate long-lived assets for impairment of their carrying value when events or circumstances indicate that the carrying value may not be recoverable. Factors we may consider in deciding when to perform an impairment review include significant negative industry or economic trends, significant changes or planned changes in our use of the assets, plant closure or production line discontinuance, technological obsolescence, or other changes in circumstances which indicate the carrying value of the assets may not be recoverable. If impairment appears probable, we evaluate whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If this is the case, we recognize an impairment loss to the extent that carrying value exceeds fair value. Fair value is determined based on market prices or discounted cash flow analysis, depending on the nature of the asset. The fair value of the asset then becomes the asset's new carrying value, which is depreciated over the remaining useful life of the asset. In 2002 and 2001, we incurred significant impairment of the carrying values of our long-lived assets and we may incur impairment losses in future periods if factors influencing our estimates change.

Investments in Privately Held Companies

We have made several investments in small, privately held technology companies in which we hold less than 20% of the capital stock or hold notes receivable. We account for these investments at their cost unless their value has been determined to be other than temporarily impaired, in which case we write the investment down to its impaired value. We review these investments periodically for impairment and make appropriate reductions in carrying value when an other-than-temporary decline is evident; however, for non-marketable equity securities, the impairment analysis requires significant judgement. We evaluate the financial condition of the investee, market conditions, and other factors providing an indication of the fair value of the investments. Adverse changes in market conditions or poor operating results of the investees could result in additional other-than-temporary losses in future periods. In 2003, 2002, and 2001, we recorded impairment charges of $2.4 million, $23.8 million, and $15.1 million, respectively, on these investments. In 2003, we also recovered a previously impaired investment, resulting in a gain of $8.5 million.

Income Taxes

We must apply estimates and judgements to determine our provision for income taxes and amounts payable or recoverable in numerous tax jurisdictions around the world. These estimates and judgements involve interpretations of regulations and are inherently complex. If our estimate of tax liabilities proves to be more or less than the ultimate assessment, a benefit or expense, respectively, would be recognized in the period the determination is made. In addition, we must also make a judgement as to the realizability of our deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. We record a valuation allowance to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets may not be realized. We consider future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance. We evaluate the need for a valuation allowance on a regular basis and adjust as needed. These adjustments have an impact on our financial statements in the periods in which they are recorded. In 2003 and 2002, we determined that a valuation allowance should be recorded against all of our deferred tax assets based on the criteria of Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes."

Warranty Costs

We sell our products with warranties that they will be free of faulty workmanship or defective materials and that they will conform to our published specifications or other specifications mutually agreed to with a customer. In some cases, we have also assumed the existing warranties on products previously sold by businesses we have acquired, such as the Agere optoelectronics business. We estimate the potential liability associated with these warranties based on a combination of factors including historical product return experience, known product warranty issues with specific customers, and judgement of expected levels of returns based on economic and other factors. An accrual for expected warranty costs results in a charge to the financial results in the period recorded. This liability can be difficult to estimate and, if we experience warranty claims in excess of our projections, additional accruals may need to be recorded which would adversely affect our financial results.

2003 Acquisitions

Acquisition of a Portion of Agere's Optoelectronics Business

On January 2, 2003, we completed our acquisition of a substantial portion of the optoelectronics business of Agere for $40 million in cash plus acquisition costs and certain assumed liabilities. We acquired this business to expand our market and the product offerings of our optical networks business. The transaction included the products, technology and some facilities related to Agere's optoelectronics business, which includes active and passive components, amplifiers, transceivers, transponders and other optical products. As part of the acquisition, we have also assumed operation of the back-end assembly and test operations associated with these components and modules at a leased facility in Matamoros, Mexico.

Through a transition services agreement, Agere provided some business infrastructure services to us for a short period following the close of the transaction to ensure seamless transition of the business operations. On May 6, 2003, we sold a portion of the assets acquired in this transaction for $6.6 million in cash.

In connection with this acquisition, we obtained third-party valuations of the assets for purposes of purchase price allocation. Acquired in-process research and development ("IPR&D") assets were expensed at the date of acquisition in accordance with FASB Interpretation No. 4 ("FIN 4"), *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase.* The value assigned to IPR&D related to research projects for which technological feasibility had not been established and no future alternative uses existed. The fair value was determined using the income approach, which discounts expected future cash flows from projects under development to their net present value using a risk adjusted rate. The projects were analyzed to determine the following: the technological innovations included; the utilization of core technology; the complexity, cost and time to complete development; any alternative future use or current technological feasibility; and the stage of completion. Future cash flows were estimated based upon management's estimates of revenues expected to be generated upon completion of the projects and the beginning of commercial sales and related operating costs. The projections assume that the technologies will be successful and that the products' development and commercialization will meet management's time schedule. The discount rate is based on the novelty of the technology, the risks remaining to complete each project, and the extent of our familiarity with the technology. Accordingly, we expensed $500,000 of IPR&D based on a discount rate of 35% associated with the portion of the Agere optoelectronics business which we acquired, as of the date of acquisition.

2002 Acquisitions

Acquisition of Infineon's GaAs Business

On July 1, 2002, we completed the acquisition of Infineon's GaAs business. We acquired this business to strengthen our European presence and to expand our market and product offerings in the wireless communications market, particularly in the GSM standard. We added approximately 60 employees as part of the acquisition. The acquisition was accounted for as a purchase transaction and the results of operations of this business are included in our consolidated financial statements from the date of acquisition. At the closing date, we paid Infineon EUR50.0 million, of which EUR10.0 million represented an earnout deposit. Pursuant to the purchase agreement, Infineon may earn up to an additional EUR74.0 million over a 24-month period based upon revenues generated by the acquired business, for an aggregate purchase price of EUR124.0 million. We believe there will be no additional amounts due to Infineon under this agreement and we expect a return of the deposit. Subsequent to the completion of the acquisition, we also purchased certain fixed assets from Infineon for EUR5.5 million less EUR1.5 million in funded liabilities acquired. There are also various other guarantees and contingencies which could affect the amount of the final purchase price. We expensed $2.7 million of IPR&D based on discount rates ranging from 25% to 50% associated with this acquisition at the date of acquisition. In addition, as of December 31, 2002, we wrote off all goodwill associated with this acquisition.

In connection with our acquisition of the Infineon GaAs business, we had the right to negotiate the purchase of Infineon's Hi Rel business. On October 1, 2002, the time period lapsed for us to reach a subsequent agreement as to our additional acquisition of Infineon's Hi Rel business. Since an agreement was not reached, the minimum purchase price of the acquisition has been adjusted to EUR42 million from EUR45 million.

Acquisition of a Portion of the Assets of IBM's Wireless Phone Chipset Business

Also on July 1, 2002, we completed the acquisition of a portion of the assets of IBM's wireless phone chipset business. We added nine employees as part of this acquisition. This business was purchased in order to help expand our market and product offerings in the wireless communications industry and to strengthen our capabilities in silicon germanium process technology. The acquisition was accounted for as a purchase transaction and the results of operations are included in our consolidated financial statements from the date of acquisition. At the closing date, we paid $21.8 million to IBM for the related assets, of which $5.0 million represented an earnout deposit. We expensed $5.9 million of IPR&D based on a discount rate of 29% associated with this acquisition as of the date of acquisition. In addition, as of December 31, 2002, we wrote off all goodwill and intangible assets associated with this acquisition. As of December 31, 2003, IBM had not earned the $5.0 million earnout deposit and the deposit was returned to us.

Subsequent to this acquisition, we determined that silicon germanium process technology is not as suitable for certain of our products as is GaAs process technology. As a result, we have discontinued almost all product development using silicon germanium process technology.

2001 Acquisition

Merger with Sawtek Inc.

On July 19, 2001, we acquired Sawtek Inc., which became a wholly owned subsidiary of our company. This acquisition represented a major advance in our strategy to develop RF wireless phone front-end modules, as well as expanding our product offerings in the wireless infrastructure market. We issued approximately 48.8 million shares of common stock in exchange for all the outstanding common stock of Sawtek. Additionally, outstanding options to purchase Sawtek common stock were exchanged for approximately 2.6 million options to purchase our common stock. The transaction was accounted for as a pooling-of-interests transaction and qualified as a tax-free exchange of shares.

Assets Held for Sale

We have determined that we will sell the land and buildings associated with our optoelectronics operation in Pennsylvania and excess equipment associated with our semiconductor manufacturing operations in Texas and Oregon. The Pennsylvania property consists of several buildings comprising approximately 849,000 square feet of space on 139 acres of land. The buildings contain fab and assembly space, office space, and central services. The excess equipment from our Texas and Oregon operations consists of a variety of equipment used for semiconductor fab and assembly operations. We are actively marketing these assets and have met the accounting criteria for classifying these assets as held for sale; accordingly, they are identified on our balance sheet as assets held for sale. The amount of these assets as of December 31, 2003 was $24.4 million.

Results of Operations

The following table sets forth the results of our operations expressed as a percentage of revenues. Our historical operating results are not necessarily indicative of the results for any future period.

	Years Ended December 31,		
	2003	2002	2001
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	72.1	64.4	59.3
Gross profit	27.9	35.6	40.7
Operating expenses:			
Research, development and engineering	20.8	21.9	15.4
Selling, general and administrative	16.5	16.0	13.9
Impairment of long-lived assets and goodwill	—	35.5	23.0
Lease termination costs	13.4	—	—
Acquisition related charges	0.2	3.2	2.3
Reduction in work force	0.8	0.4	0.3
Total operating expenses	51.7	77.0	54.9
Loss from operations	(23.8)	(41.4)	(14.2)
Other income (expense), net	(2.0)	1.5	3.8
Impairment charge—investments in other companies	(0.8)	(8.9)	(4.5)
Gain on recovery of previously impaired investment	2.7	—	—
Gain on retirement of debt	—	2.3	2.8
Other income (expense), net	(0.1)	(5.1)	2.1
Loss before income tax	(23.9)	(46.5)	(12.1)
Income tax expense (benefit)	(0.5)	12.8	(4.3)
Net loss	(23.4)%	(59.3)%	(7.8)%

Comparison of 2003 and 2002

Our operating results improved significantly from a net loss of $158.6 million in 2002 to a net loss of $73.0 million in 2003.

Our total operating results were influenced during 2003 primarily by improvements in total revenues from strengthening demand in most of our markets, our introduction of and customer acceptance of new products, and the addition of the newly acquired optoelectronics business; improvements in gross margin and reductions in operating expenses resulting from our cost reduction efforts and increased capacity utilization from increased demand; with offsets from losses of our newly acquired optoelectronics business. The optoelectronics business was acquired with more capacity than necessary to support the size of the business. We have been working to correct for this excess capacity by consolidating operations, selling assets, and streamlining business processes.

Revenues

We derive revenues from the sale of standard and customer-specific products and services. Our revenues also include nonrecurring engineering revenues relating to the development of customer-specific products. Our markets during these comparative periods included wireless phones; infrastructure networks such as base station, satellite, and point-to-point; defense and optical networks. Our distribution channels include our direct sales staff, manufacturers' representative firms, and distributors. The majority of our shipments are made directly to our customers, with shipments to distributors accounting for only approximately 6% of our total revenues in 2003. Our revenues increased 16.8% to $312.3 million in 2003 from $267.3 million in 2002. Of this increase from 2002 to 2003, $36.5 million was attributable to the optoelectronics business we acquired from Agere in January 2003. Our revenues in 2003, as compared to 2002, increased for wireless phone and WLAN products, but decreased for other infrastructure network products and decreased slightly for defense related products. Our revenues by end market were:

	% of Total Revenues	
	2003	2002
Wireless phones	41%	45%
Infrastructure networks	29%	31%
Defense	16%	19%
Optical networks	14%	5%
Total	100%	100%

On an absolute dollar basis, our revenues from the wireless phone market increased from 2002 to 2003. This increase was driven by increased end market demand due to new phone subscribers in Asia, the popularity of new feature-rich phones which include color screens and digital photography, and our new product introductions. The worldwide sales of wireless phones grew by over 10% to approximately 500 million phones in 2003. Pricing on component parts, such as the products that we sell, declined generally, while our unit shipments increased. For example, we increased our total shipments of RF SAW filters by nearly 70% in 2003 compared to 2002, while average selling prices for these products declined over 20% over the same time period. We shipped a record number of SAW filters, began shipments of a new power amplifier module for the GSM market, and have increased sales of a new receiver product for CDMA phones. Our revenue in the wireless phone market is dominated by sales for CDMA applications, accounting for 84% of our wireless phone revenue, followed by GSM applications at 9% and TDMA at 7% in 2003. This compares to 2002, in which CDMA accounted for 68%, GSM 9%, and TDMA 23% of total wireless phone revenues. TDMA is an older digital air interface standard that is being phased out. In the fourth quarter of 2003, our sales into TDMA applications were only 4% of our total wireless phone revenue and we expect this level to further decline over time. We have more sales into CDMA applications as many of our products, such as IF SAW filters, receivers, duplexers, and triplexers are better suited for CDMA and in some cases are not used in GSM. GSM is the world's largest air interface standard, accounting for over 60% of total phone sales and subscribers. Our recent introduction of a family of GSM power amplifier modules is an important element in our strategy to gain additional share in this large market.

Our infrastructure network products address a variety of application areas, such as base stations, satellite, point-to-point radios, and WLAN. Base station products comprise our largest proportion of this business, but decreased significantly in 2003 to 25% of network infrastructure revenue from 39% in 2002 due to price declines and continued softness in this market. WLAN product revenues increased in proportion from 10% of network infrastructure revenue in 2002 to 19% in 2003. This increase was driven by increasing demand for 802.11 standard products used in many of the new personal computer and laptop computer for wireless access to the internet. We maintain a very high market share for many of the products we supply to the infrastructure network market. This is a highly competitive market, however, and is characterized by intense pressure on selling prices.

Revenues from our defense business declined slightly from 2002 to 2003. We believe this was caused by a temporary shift of funding from research and development and long-term programs toward short-term spending related to conflicts in Iraq and Afghanistan. Our business in this market is very stable and we have a strong position, particularly for phased array antenna and communications systems.

Products addressing optical network applications have become a much bigger part of our overall revenues since our acquisition of Agere's optoelectronics business in early 2003, growing from 5% of our total revenues in 2002 to 14% in 2003. We have introduced a new family of small form factor transceiver products during 2003, which we expect will strengthen revenues from this market in the future. Revenues from our legacy optoelectronics products such as multiplexers, demultiplexers, and transimpedence amplifiers have been declining in recent years and that trend continued in 2003.

Domestic and international revenues were $122.9 million and $189.4 million, respectively, in 2003 as compared to $116.1 million and $151.2 million, respectively, in 2002. The shift in the proportion of our total revenues from international sources from 56.6% in 2002 to 60.7% in 2003 reflects the increasing demand from countries in Asia, Africa, and South America, where wireless subscriber penetration rates are cumulatively 20% or less, compared to penetration rates in the U.S. and Europe of approximately 50%, and the need to develop the wireless infrastructure in these regions.

For 2004, we are projecting our revenues to be in the range of $340 million to $355 million, which is an increase of approximately 9% to 14%. We expect revenues from the defense market to be relatively flat year to year. We expect increased demand across most of our other markets, however. Our consolidated book-to-bill ratio, which is a comparison of orders received to products shipped, for 2003 was 1.03 to 1.00 and we expect this positive trend to continue in 2004. We expect this growth to come mainly from increasing demand for wireless phone products, particularly in China and India, and from new product introductions such as our new GSM module products.

Gross profit

Gross profit is equal to revenues less cost of goods sold. Cost of goods sold includes direct material, labor and overhead expenses and certain production costs related to nonrecurring engineering revenues. In general, gross profit generated from the sale of customer-specific products and from nonrecurring engineering revenues is typically higher than gross profit generated from the sale of standard products. Gross profit decreased 8.5% to $87.0 million in 2003 from $95.1 million in 2002. Our gross profit also decreased as measured as a percentage of revenue, from 35.6% in 2002 to 27.9% in 2003. This decline in our gross profitability was attributable primarily to the following factors: excessive cost structure and an extremely competitive pricing environment in the optoelectronics business we acquired from Agere in early January 2003, continued underutilization of our Oregon and Texas wafer fabrication plants, and lower prices for our products for wireless phones and base stations.

Excluding the impact of the optoelectronics business we acquired from Agere, our gross profit margin would have been approximately 33.6% for 2003.

The operation of our own wafer fabrication facilities entails a high degree of fixed costs and requires an adequate volume of production and sales to be profitable. During periods of decreased demand, such as we have experienced during the last three years, high fixed wafer fabrication costs have a materially adverse effect on our operating results. As of the end of 2003, our Oregon GaAs fab was operating at only 35% utilization, our Texas fab was operating at less than 30% utilization, and our optoelectronics manufacturing facility in Pennsylvania is operating at less than 10% of its capacity. Our SAW filter factories were operating at over 80% utilization as of the end of 2003. During 2003, we implemented several measures to reduce our cost and capacity levels to more closely match demand. We reduced ongoing operating expenses by approximately $1.2 million by disposing of non-strategic elements of the optoelectonics business acquired from Agere, saved approximately $900,000 by transferring the manufacturing associated with the products we acquired from Infineon to our fab in Oregon, saved approximately $2.0 million by reducing work schedules, and reduced operating expenses by approximately $800,000 by moving the majority of the assembly and test operations associated with our optoelectronics products in Pennsylvania to our plant in Matamoros, Mexico. Other efforts aimed at improving utilization of our manufacturing facilities included shipping a record number of 150mm GaAs wafers from our Oregon fab and record yields in our Pennsylvania and Texas fabs. In spite of these improvement efforts, we expect gross profit to continue to be affected by decreased absorption of fixed overhead costs associated with decreased demand and production volumes.

Most of the markets in which we operate are highly competitive and characterized by intense price pressure. The average selling prices of many of our products decreased during 2003. Our strategy for maintaining profitability under these conditions is to maintain tight control of our spending, implementing measures to maintain the proper level of capacity such as those described above, and continuing to aggressively develop new products.

We expect our gross profit in 2004, as a percentage of revenue, to be in the range of 32% to 34%. This increase from 2003 will be attributable to increasing demand and production volumes and the benefit of the cost and capacity reduction efforts we completed during 2003.

Operating expenses

Research, development and engineering

Research, development and engineering expenses include the costs incurred in the design of new products, as well as ongoing product research and development expenses. Our research, development and engineering expenses increased 11.1% in 2003 to $65.0 million from $58.5 million in 2002. Research, development and engineering expenses as a percentage of revenues decreased to 20.8% in 2003 from 21.9% in 2002.

The increase in research, development and engineering expenses on an absolute dollar basis was primarily due to the additional research, development and engineering activities associated with our newly acquired businesses from Infineon and Agere and to the ongoing costs associated with our ongoing investment in wireless, broadband, microwave, and optoelectronics products and technologies. We introduced 173 new products during 2003, including several key products, such as our GSM module products, a family of WLAN products, and a family of small form factor optical transceiver products. As a percentage of revenue, the decrease from 2002 to 2003 is attributable to the increase in revenue from 2002 to 2003.

We intend to continue our investment in research, development, and engineering in our market areas of wireless phones, wireless infrastructure, defense, and optical networks. We are committed to substantial investments in research, development and engineering to continue to improve our product offerings, expand market opportunities, and address the needs of our customers. We expect these expenses will continue at similar levels in the future.

Selling, general and administrative

Selling, general and administrative expenses include commissions, labor expenses for marketing and administrative personnel, and other corporate administrative expenses. Selling, general and administrative expenses increased 19.9% to $51.4 million in 2003 from $42.9 million in 2002. Selling, general and administrative expenses as a percentage of revenues increased to 16.5% in 2003 compared to 16.0% in 2002. This spending increase was primarily due to increased selling expenses associated with increased revenues and additional costs associated with our acquisition of the Infineon and Agere businesses. We expect our selling, general and administrative costs in 2004 to be generally equivalent to those in 2003.

Impairment of long-lived assets and goodwill

We recorded no charges from the impairment of long-lived assets in 2003, however, in 2002 we recorded impairment charges of $94.7 million. The impairment charge in 2002 was the result of the abandonment of $5.8 million of certain production assets associated with one of our 6-inch wafer productions lines at our Richardson facility, the writedown of $49.0 million of certain equipment and facilities associated with excess capacity at our Oregon facility and the impairment of $39.9 million of goodwill and other intangibles associated with our acquisitions of businesses from IBM and Infineon. The businesses acquired from IBM and Infineon were assigned to the Oregon operating unit when purchased. The determination and recording of an impairment of the value of certain assets associated with the Oregon operating units was an event which also required the evaluation of the carrying value of goodwill associated with the acquisition of the IBM and Infineon businesses, since these businesses are associated with the Oregon operating unit.

Lease Termination Costs

During 2003, we recorded a charge of $42.0 million for costs associated with the termination of the lease on our wafer fabrication facility located in Richardson, Texas. Under the original lease agreement sponsored by a financial institution, we were required to make lease payments through August 2005 or purchase the property at that time. In June 2003, we notified the lender of our intention to terminate the lease and purchase the property. The purchase was completed in July 2003. We incurred no similar costs in 2002 and have no similar lease agreements in place at December 31, 2003.

Acquisition related charges

During 2003, we recorded a charge of $500,000 for the write-off of acquired IPR&D associated with our acquisition of the Agere optoelectronics business. During 2002, we recorded a charge of $8.6 million for the write-off of acquired IPR&D and other costs associated with our acquisition of the Infineon and IBM businesses.

Reduction in work force

During 2003, we recorded severance costs of $2.5 million. These costs relate to reductions in our workforce of approximately 80 employees, resulting from our efforts to align our costs and capacity with our levels of production and revenues. These reductions primarily impacted the workforce of our newly acquired optoelectronics business and our German engineering and marketing operations. During 2002, we reduced our workforce by approximately 117 employees also as a result of the decreased demand for our products and the underutilization of our fabrication facilities. We recorded a charge of $1.0 million associated with this reduction in workforce.

Interest income (expense)

Interest income (expense) increased as an expense to $5.9 million in 2003 compared to an expense of approximately $815,000 in 2002. This change was attributable to lower interest rates earned on investments and a lower level of cash and short and long-term investments due to our recent capital investments and acquisitions. Interest rates on short term investment grade securities have continued to decrease over the past 18 months. For example, in 2002 the average commercial paper interest rate was 1.69%. The same average rate declined in 2003 to 1.11%.

Impairment of investments in privately held companies

We have made several investments in small, privately held technology companies involved in broadband and optical networks in which we hold less than 20% of the capital stock or hold notes receivable which are convertible into capital stock. We account for these investments using the cost method. We monitor these investments for impairment and make appropriate reductions in carrying value when an other-than-temporary decline is evident. During 2003 and 2002, we recorded impairment losses of $2.4 million and $23.8 million, respectively, on these investments. The balance of these investments as of December 31, 2003 was $2.1 million.

Gain on recovery of impaired investment

During 2003, we received a cash settlement on a previously impaired promissory note from one of the privately held investees described above, resulting in a gain of $8.5 million. We had no similar gain in 2002.

Gain on retirement of debt

A gain on retirement of debt resulted from our repurchase in 2002 of $27.7 million principal amount of our convertible subordinated notes at the then current market prices that resulted in a gain of $6.0 million. We repurchased no additional debt in 2003 and recorded no similar gain. From time to time, we may repurchase additional notes in the open market.

Other, net

Other, net in 2003 was a net expense of approximately $325,000. Other, net in 2002 was $4.9 million, resulting primarily from a realized gain of $4.6 million on a forward currency contract associated with the Infineon acquisition. We had no similar gain in 2003.

Income tax expense (benefit)

In 2003, we recorded an income tax benefit of $1.5 million compared to an income tax expense of $34.2 million recorded in 2002. The income tax benefit in 2003 was primarily the result of the settlement of certain prior year tax accruals and refunds. The income tax expense in 2002 related to our determination that a valuation allowance should be recorded against all of our deferred tax assets based on the criteria of SFAS 109 concerning whether it is more likely than not that our deferred tax assets may not be realized. In both 2003 and 2002, we determined that a valuation allowance should be recorded against all of our deferred tax assets based on the criteria of SFAS 109. Taxes to be paid in 2004, if any, will be dependent on the tax regulations in the different jurisdictions in which we operate.

Comparison of 2002 and 2001

Revenues

Revenues decreased 20.2% to $267.3 million in 2002 from $335.0 million in 2001. The decrease in revenues was due to decreased demand generally across all of our optical networking components and semiconductor products for wireless phones, offset by increased revenues from our SAW filter business, particularly duplexers, RF filters and IF filters for handsets. Domestic and international revenues were $116.1 million and $151.2 million, respectively, in 2002 as compared to $187.6 million and $147.4 million, respectively, in 2001. Our distribution of revenues by end market for 2002 was: 45% wireless phones, 31% infrastructure networks, 19% defense, and 5% optical networks. For 2001, the percentage distribution of our revenues by end market was: 35% wireless phones, 35% infrastructure networks, 12% defense, and 18% optical networks.

Gross profit

Gross profit decreased 30.3% to $95.1 million in 2002 from $136.4 million in 2001. As a percentage of revenue, gross profit margin decreased to 35.6% in 2002 compared to 40.7% in 2001. The decrease in gross profit was attributable to the decreased demand for our products, underutiliziation of our fabrication facilities and generally lower average selling prices of our wireless phone products due to increased competition and product standardization.

Operating expenses

Research, development and engineering

Our research, development and engineering expenses increased 13.3% in 2002 to $58.5 million from $51.7 million in 2001. Research, development and engineering expenses as a percentage of revenues increased to 21.9% in 2002 from 15.4% in 2001. The increase in research, development and engineering expenses on an absolute dollar basis was primarily due to the additional research, development and engineering activities associated with our acquisition of the Infineon and IBM businesses, to the engineering and requalification costs associated with the start up and move from our Dallas facility to our Richardson facility and to other costs associated with the increased investment in wireless, broadband and microwave products and technologies. We announced several new products in 2002, a foundry relationship with Philips to develop HBT-based wireless applications, significant progress in design wins and product development in GSM power amplifiers, switches and filters. As a percentage of revenue, the increase from 2001 to 2002 is attributable to the increased spending as well as the decrease in revenue.

Selling, general and administrative

Selling, general and administrative expenses decreased 8.2% to $42.9 million in 2002 from $46.7 million in 2001. Selling, general and administrative expenses as a percentage of revenues increased to 16.0% in 2002 compared to 13.9% in 2001. This spending decrease was predominantly due to the reduced selling expenses associated with reduced revenues offset by costs for our move to our Richardson facility and additional costs associated with our acquisition of the Infineon and IBM businesses. The increase as a percentage of revenue is a function of the decrease in revenue from 2001 to 2002.

Impairment of long-lived assets and goodwill

Impairment of long-lived assets and goodwill increased to $94.7 million in 2002 from $76.9 million in 2001. The impairment charge in 2001 was the result of the write down of certain equipment and facilities due to excess capacity associated with the Oregon operating unit. In 2002, the impairment charge was the result of the abandonment of $5.8 million of certain production assets associated with one of our 6-inch wafer productions lines at our Richardson facility, the writedown of $49.0 million of certain equipment and facilities associated with excess capacity at our Oregon facility and the impairment of $39.9 million of goodwill and other intangibles associated with our acquisitions of businesses from IBM and Infineon.

Acquisition related charges

During 2002, we recorded a charge of $8.6 million for the write-off of acquired IPR&D and other costs associated with our acquisition of the Infineon and IBM businesses. During 2001, acquisition related costs were $7.5 million and were attributable to the merger with Sawtek in July 2001. These acquisition related costs consisted primarily of investment banker, legal, accounting, regulatory filing and printing fees.

Reduction in work force

During 2002, we reduced our workforce by approximately 117 employees as a result of the decreased demand for our products and the underutilization of our fabrication facilities. We recorded a charge of $1.0 million associated with this reduction in workforce. In 2001, we recorded a charge for a similar reduction in workforce in the amount of $1.1 million.

Interest income (expense)

Interest income (expense) and other decreased to an expense of $.8 million in 2002 as compared to an income of $12.8 million in 2001. This change was primarily attributable to lower interest rates earned on investments and a lower level of cash and short and long-term investments due to our recent capital investments and acquisitions and the repurchase of $27.7 million of our convertible subordinated notes in 2002.

Impairment of investments in privately held companies

During 2002 and 2001, we recorded impairment losses of $23.8 million and $15.1 million, respectively, on these investments. As of December 31, 2002, our remaining book balance of investments in privately held companies was $7.3 million.

Gain on retirement of debt

A gain on retirement of debt resulted from our repurchase in 2002 of $27.7 million principal amount of our convertible subordinated notes at the then current market prices that resulted in a gain of $6.0 million. In 2001 we repurchased $48.5 million principal amount of our convertible subordinated notes at the then current market prices and which resulted in a gain of $9.4 million.

Other, net

Other, net in 2002 was $4.9 million compared to an expense of $0.2 million in 2001. The majority of this change resulted from a realized gain of $4.6 million on a forward currency contract associated with the Infineon acquisition.

Income tax expense (benefit)

In 2002, we recorded income tax expense of $34.2 million compared to an income tax benefit of $14.3 million recorded in 2001. The income tax expense in 2002 related to our determination that a valuation allowance should be recorded against all of our deferred tax assets based on the criteria of SFAS 109 concerning whether it is more likely than not that our deferred tax assets may not be realized. In 2001, the income tax benefit related to the operating loss before tax. Our effective tax rate in 2001 was a 35.4% benefit.

Outlook for 2004

We expect revenues to be between $340.0 million and $355.0 million with a gross margin of 32% to 34%. We are projecting our operating income to be at breakeven or better. We expect to incur net interest expense of approximately $4.0 million to $5.0 million and a net tax expense of approximately $1.0 million. In addition, we expect to spend between $22.0 million and $28.0 million in capital expenditures during 2004. This forecast is based on our expectation of increased revenues from stronger demand, primarily from the wireless phone and wireless infrastructure markets; revenue from new products; improved utilization of our factories; and streamlined capacity and cost structures.

Liquidity and Capital Resources

As of December 31, 2003, we had cash, cash equivalents and short-term investments of $302.1 million, down from $335.9 at December 31, 2002. In addition, we had $98.1 million of investments in long-term marketable securities as of December 31, 2003, which are investments in high-grade securities that mature after one year but within 42 months; a decrease from $131.1 million as of December 31, 2002. As of December 31, 2003, long-term liabilities were $277.0 and represented 60.2% of stockholders' equity. As of December 31, 2002, long-term liabilities were $275.3 million and represented 52.4% of stockholders' equity. Our long-term liabilities as of December 31, 2003 were comprised of $268.8 million of our convertible subordinated notes and $600,000 of long-term accruals associated with our acquisition of the Agere optoelectronics business. This increase, on a percent of stockholders' equity basis, is the result of the decrease in stockholders' equity from accumulated net losses during 2003. As of December 31, 2003, working capital increased to $392.1 million from $377.1 million as of December 31, 2002. This increase in working capital was attributable, in large part, to our reclassification of the land and buildings associated with our optoelectronics operation in Pennsylvania and certain machinery and equipment associated with our Texas and Oregon operations, totaling $24.4 million, from long-term to current, due to their classification as held for sale. Another primary factor was an increase in inventory of $17.0 million, net of those acquired from Agere, due to the transfer of the production of the acquired Infineon products to our Oregon fabrication facility and to meet the seasonal fourth quarter increase in demand. These increases were partially offset by decreases in cash for acquisitions and capital expenditures, as explained further below.

For 2003, cash used in operating activities was $27.8 million. For 2002 and 2001, cash provided by operating activities was $30.5 million and $147.0 million, respectively. Cash was used by net loss, adjusted for non-cash related items, as well as by increases in current assets and decreases in current liabilities, net of assets and liabilities acquired from Agere. Inventories increased as described above, due to increased demand for wireless phone products and the transfer of production of Infineon products to our Oregon operation. Our inventory turns decreased to 3.7 times at the end of 2003 compared to 5.2 times at the end of 2002. Accounts receivable also increased by $7 million from 2002 to 2003, primarily as a result of increased revenues. Days sales outstanding remained basically flat at 44 days as of the end of 2003 compared to 43 days as of the end of 2002. Accounts payable, net of those acquired from Agere, decreased by $6.2 million as a result of our overall lowered spending.

For 2003, cash provided by investing activities was $16.1 million. For 2002 and 2001, cash used in investing activities was $52.4 million and $12.0 million, respectively. The change from cash used in investing activities in 2002 to cash provided by investing activities in 2003 is primarily due to our decrease in acquisitions and investments in other companies in 2003. In 2002, we spent $90.1 million in cash on the Infineon business, the IBM business, and investments in other companies. In 2003, we spent $40.0 million on the Agere acquisition and made no further investments in other companies. Capital spending, primarily for production equipment, was $27.9 million in 2003 compared to $24.2 million in 2002.

Cash provided by financing activities in 2003 was $7.5 million, compared to cash used in financing activities in 2002 and 2001 of $13.6 million and $37.0 million, respectively. The change from cash used for financing in 2002 to cash provided by financing in 2003 was due to the fact that we repurchased $27.7 principal amount of our 4% convertible subordinated notes for cash of $21.1 million in 2002 and made no similar repurchase in 2003. In 2003, the cash provided by financing activities was sourced from stock issuances from employee stock option and stock purchase plans of $7.8 million.

Recent Transactions Affecting Liquidity

On July 1, 2002, we completed the acquisition of Infineon's GaAs business. At the closing date, we paid Infineon EUR50.0 million, of which EUR10.0 million represented an earnout deposit. Pursuant to the purchase agreement, Infineon may earn up to an additional EUR74.0 million over a 24-month period based upon revenues generated by the acquired business, for an aggregate purchase price of EUR124.0 million. We believe there will be no additional amounts due to Infineon under this agreement and we expect a return of the deposit. In conjunction with our purchase of Infineon's GaAs business, we entered into an interim supply agreement whereby Infineon was required to sell, and we were required to purchase, EUR22.5 million of GaAs business products during a one-year period at stipulated prices. We have fully satisfied our commitment under this interim supply agreement.

On July 1, 2002, we completed the acquisition of a portion of the assets of IBM's wireless phone chipset business. We paid $16.8 million, net, to IBM for the related assets.

On January 2, 2003, we completed our acquisition of a substantial portion of the optoelectronics business of Agere for $40.0 million in cash plus acquisition costs and certain assumed liabilities. Through a transitional manufacturing agreement, Agere supplied components for us for a short period following the close of the transaction to ensure seamless service to customers. Agere also provided some business infrastructure services to us for a short period following the close of the transaction to provide for an uninterrupted transition of the business operations.

On July 16, 2003, we terminated the lease on our wafer fabrication facility located in Richardson, Texas and took ownership of the facility. In association with the termination of this lease, we released the $17.4 million shown on our December 31, 2002 balance sheet as "Restricted long-term assets" to the financial institution sponsoring the lease and incurred various legal fees associated with the title transfer.

Our current cash, cash equivalent and short-term investment balances, together with cash anticipated to be generated from operations are currently our principal sources of liquidity and we believe these will satisfy our projected working capital, capital expenditure, and possible investment needs, at a minimum, through the next 12 months. We expect our needs for capital expenditures in 2004 to be between $22.0 million and $28.0 million. The principal risks to these sources of liquidity would be capital expenditure or investment needs in excess of our expectations, in which case we may be required to finance any additional requirements through additional equity offerings, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms.

Tabular Disclosure of Contractual Obligations

The following table summarizes our scheduled contractual commitments as of December 31, 2003:

		Due Date			
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
			($ in Millions)		
Convertible subordinated notes	$268.8	—	—	$268.8	—
Operating leases	8.9	1.8	3.6	3.5	—
Long-term accruals(1)	0.6	—	0.6	—	—
Purchase obligations(2)	4.6	—	4.6	—	—
Other obligations(3)	0.5	—	—	—	—
Total	$283.4	$1.8	$8.8	$272.3	—

(1) This amount represents patent obligations we assumed as part of our acquisition of the Agere optoelectronics business.

(2) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on TriQuint and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. Amounts relate primarily to cancellation penalties on certain purchase orders for wafers, chemicals, gases, and maintenance agreements. We have estimated the due date as 1 to 3 years, since any obligation would only be due if we were to cancel a purchase order.

(3) This represents the amounts payable to certain of our officers if terminated for other than cause. It is shown as a total only since there is no specific due date.

Recent Accounting Pronouncements

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) ("FIN 46R"), *Consolidation of Variable Interest Entities*, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*, which was issued in January 2003. We will be required to apply FIN 46R to variable interests in variable interest entities ("VIEs") created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities, and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest beign recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and noncontrolling interest of the VIE. We do not currently have any variable interests in VIEs, but do not expect the application of the Interpretation to have a significant impact on us.

In June 2002, the FASB issued Statement No. 146 ("SFAS 146"), *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3 ("EITF 94-3"), *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity*. The provisions of SAFS 146 were effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of this standard did not have a material effect on our financial position or results of operations.

In December 2002, the FASB issued Statement No. 148 ("SFAS 148"), *Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123*, which amends FASB Statement No. 123 ("SFAS 123"), *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for transition alternatives for fiscal years ending after December 15, 2002, is effective for interim disclosures for periods beginning after December 15, 2002, and is effective for annual disclosures for fiscal years ending after December 15, 2002. The adoption of this standard did not have a material effect on our financial position or results of operations.

Impact of Inflation

We believe that inflation has not had a material impact on operating costs and expenses.

Factors that May Affect Future Results

An investment in our common stock is extremely risky. This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our actual results to differ materially from those expressed or implied by such forward-looking statements. Such statements reflect management's current expectations, assumptions and estimates of future performance and economic conditions. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The following are some of the factors we believe could cause our actual results to differ materially from expected and historical results. The trading price of our common stock could decline due to any of these risks and you may lose part or all of your investment. Other factors besides those listed here could also adversely affect us.

Our operating results may fluctuate substantially, which may cause our stock price to fall.

Our quarterly and annual results of operations have varied in the past and may vary significantly in the future due to a number of factors including, but not limited to, the following:

- cancellation or delay of customer orders or shipments;
- our success in achieving design wins in which our products are designed into those of our customers;
- market acceptance of our products and those of our customers;
- variability of the life cycles of our customers' products;
- variations in manufacturing yields;
- timing of announcements and introduction of new products by us and our competitors;
- changes in the mix of products we sell;
- declining average sales prices for our products;
- ability to integrate existing and newly developed technologies;
- changes in manufacturing capacity and variations in the utilization of that capacity;
- variations in operating expenses;

- the long sales cycles associated with our customer-specific products;
- the timing and level of product and process development costs;
- performance of vendors and subcontractors;
- realization of research and development efforts;
- variations in raw material quality and costs;
- delays in new process qualification or delays in transferring processes;
- the cyclical nature of the semiconductor and electronic communications component industries;
- continued significant downturn in the wireless infrastructure network and optical network markets;
- the timing and level of nonrecurring engineering revenues and expenses relating to customer-specific products;
- our ability to successfully integrate the operations of acquired businesses and to retain the customers of acquired businesses;
- significantly higher costs associated with integrating the operations of acquired businesses than we anticipated; and
- significant changes in our and our customers' inventory levels.

We expect that our operating results will continue to fluctuate in the future as a result of these and other factors. Any unfavorable changes in these or other factors could cause our results of operations to suffer as they have in the past. Due to potential fluctuations, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of our future performance.

Additionally, if our operating results are not within the market's expectations, then our stock price may fall. The public stock markets have experienced extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

Our operating results may suffer due to fluctuations in demand for semiconductors and electronic communications components.

From time to time, the wireless phone, infrastructure network, optical network, and defense markets have experienced significant downturns and wide fluctuations in product supply and demand, often in connection with, or in anticipation of, maturing product cycles, capital spending cycles and declines in general economic conditions. This cyclical nature of these markets has led to significant imbalances in demand, inventory levels and production capacity. It has also accelerated the decrease of average selling prices per unit. We have experienced, and may experience again, periodic fluctuations in our financial results because of these or other industry-wide conditions. For example, if demand for communications applications were to decrease substantially, demand for the integrated circuits and modules, optical components and modules and SAW filter components in these applications would also decline, which would negatively affect our operating results. Conversely, we believe that current trends such as wireless phone portability, color screens and digital photo capability, and the development of infrastructure in countries such as India and China will increase the demand for our products. We do not know, however, if this will lead to a sustained level of increased demand.

We depend on the continued growth of communications markets.

We derive all of our product revenues from sales of products and services for electronic communication applications. These markets are characterized by the following:

- cyclical demand;
- intense competition;
- rapid technological change; and
- short product life cycles, especially in the wireless phone market.

The electronic communications markets have recovered some of their previous pattern of growth. These markets may not resume historical growth rates. If this recovery is not sustained and demand for electronic communications applications declines, our operating results could suffer.

Products for electronic communications applications are often based on industry standards, which are continually evolving. Our future success will depend, in part, upon our ability to successfully develop and introduce new products based on emerging industry standards, which could render our existing products unmarketable or obsolete. If communications markets evolve to new standards, we may be unable to successfully design and manufacture new products that address the needs of our customers or that will meet with substantial market acceptance.

Our revenues are at risk if we do not introduce new products and/or decrease costs.

Historically, the average selling prices of our products have decreased over the products' lives and we expect them to continue to do so. To offset these decreases, we rely primarily on achieving yield improvements and other cost reductions for existing products and on introducing new products that can be manufactured at lower costs. Selling prices for our SAW products have declined due to competitive pricing pressures and to the use of newer surface mount package devices that are smaller and less expensive than previous generation filters. For example, we have experienced declines in average selling prices for RF filters for wireless phones due to competitive pressure and filters for base stations due to the use of surface mount packages. We believe our future success depends, in part, on our timely development and introduction of new products that compete effectively on the basis of price and performance and adequately address customer requirements. The success of new product and process introductions depends on several factors, including:

- proper selection of products and processes;
- successful and timely completion of product and process development and commercialization;
- market acceptance of our or our customers' new products;
- achievement of acceptable manufacturing yields;
- our ability to offer new products at competitive prices; and
- managing the cost of raw materials and manufacturing services.

Our product and process development efforts may not be successful and our new products or processes may not achieve market acceptance. To the extent that our cost reductions and new product introductions do not occur in a timely manner, our results of operations could suffer.

Our business will be impacted if systems manufacturers do not use components made of GaAs or other alternative materials we utilize.

Silicon semiconductor technologies are the dominant process technologies for integrated circuits and the performance of silicon integrated circuits continues to improve. System designers may be reluctant to adopt our products because of:

- their unfamiliarity with designing systems with our products;
- their concerns related to manufacturing costs and yields;
- their unfamiliarity with our design and manufacturing processes; and
- uncertainties about the relative cost effectiveness of our products compared to high-performance silicon components.

Systems manufacturers may not use GaAs components because the production of GaAs integrated circuits has been, and continues to be, more costly than the production of silicon devices. Systems manufacturers may also be reluctant to rely on a jointly produced product because future supplies may depend on our continued good relationships with those vendors. As a result, we must offer devices that provide superior performance to that of traditional silicon-based devices.

In addition, customers may be reluctant to rely on a smaller company like us for critical components. We cannot be certain that additional systems manufacturers will design our products into their systems or that the companies that have utilized our products will continue to do so in the future. If our products fail to achieve market acceptance, our results of operations would suffer.

New competitive products and technologies have been announced which could reduce demand for our SAW filter products and our receiver products for wireless phones.

New products have been introduced in the marketplace that use a direct conversion architecture in wireless phones. A direct conversion architecture reduces the number of components used in the receiver portion of wireless phones. Sales of our SAW IF filter products along with some of our receiver products would be negatively impacted by wireless phone manufacturers' use of a direct conversion chipset as new phone models are developed. Direct conversion architecture has been available since the mid-1990's for GSM phones and wireless phone manufacturers are increasing the use of this process in new phones. For 2003, sales of SAW IF filters and receiver products for GSM phones accounted for less than 1% of our total sales. Several companies have recently introduced a direct conversion chipset for CDMA phones which would impact our future revenues from SAW IF filters and receiver products for CDMA phones. Our revenues from SAW IF filters for CDMA phones were approximately 7% of our total revenues and sales of receiver and related products for CDMA phones were approximately 10% of our total revenues for 2003. In addition, we continue to sell products for TDMA wireless phones, which are increasingly migrating to the GSM standard. Our sales of products for TDMA phones were approximately 3% of our total sales for 2003.

Other filtering technologies including film bulk resonator ("FBAR") and bulk acoustic wave ("BAW") have been introduced and have gained market acceptance in certain applications. This could have a negative impact on our SAW filter sales in certain applications.

We are actively pursuing new products such as RF filters, duplexers, power amplifiers, and modules to offset the decline in sales of products affected by direct conversion architecture and the potential loss of revenues from products for TDMA phones. If we are not successful in introducing competitive or alternative products, our business, financial condition and results of operation will suffer.

A decline in the growth of wireless communications or in the continued acceptance of CDMA technology, particularly in emerging markets, would have an adverse impact on us.

Our products for CDMA-based systems, including filters for base stations and receivers and power amplifiers for wireless phones comprise a significant part of our business. CDMA technology is relatively expensive and there can be no assurance that emerging markets, such as China and India, will continue to adopt this technology. Our business and financial results would be adversely impacted if CDMA technology does not continue to gain acceptance or if demand does not strengthen.

Our business may be adversely impacted if we fail to successfully introduce new products or to gain our customers' acceptance of those new products.

The markets for electronic communications applications in which we participate are subject to intense competition, rapid technological change, and short product life cycles. It is critical for companies such as ours to continually and quickly develop new products to meet the changing needs of these markets. If we fail to develop new products to meet our customers' needs on a timely basis, we will not be able to effectively compete in these markets.

For example, we announced our intention to develop and market RF front-end modules for wireless phones at cost-effective prices. We will also need to continue to expand our wireless applications into CDMA and GSM applications. If we fail to design and produce these products in a manner acceptable to our customers or have incorrectly anticipated our customers' demand for these types of products, our operating results could be harmed.

Our business will be adversely impacted if we do not gain market acceptance of our wireless phone module products or develop effective manufacturing processes to produce them.

Our strategy for wireless phone products depends in large part upon the success of our design and marketing of wireless phone modules. Wireless phone modules represent the incorporation of some or all of the components of the wireless phone radio into a single product. If we are unable to design these modules in a manner acceptable to our customers or have incorrectly anticipated our customers' demand for these products, our operating results will be adversely affected. In addition, manufacturing module products represents a departure from our present component manufacturing business. Production of module products entails different processes, costs, yields, and lead times. If we fail to successfully transition manufacturing resources to produce these products or are unable to do so cost-effectively, our operating results will be adversely affected.

If we fail to sell a high volume of products, our operating results will be harmed.

Because large portions of our manufacturing costs are relatively fixed, our manufacturing volumes are critical to our operating results. If we fail to achieve acceptable manufacturing volumes or experience product shipment delays, our results of operations could be harmed. During periods of decreased demand our high fixed manufacturing costs negatively effect our results of operations. We base our expense levels in part on our expectations of future orders and these expense levels are predominantly fixed in the short-term. However, if the rate of growth of demand decreases, we will not be able to grow our revenue. If we receive fewer customer orders than expected or if our customers delay or cancel orders, we may not be able to reduce our manufacturing costs in the short-term and our operating results would be harmed. In addition, we are selling products to an increasing number of our customers on a consignment basis, which can limit our ability to forecast revenues.

If we do not sell our customer-specific products in large volumes, our operating results may be harmed.

We manufacture a substantial portion of our products to address the needs of individual customers. Frequent product introductions by systems manufacturers make our future success dependent on our ability to select development projects, which will result in sufficient volumes to enable us to achieve manufacturing efficiencies. Because customer-specific products are developed for unique applications, we expect that some of our current and future customer-specific products may never be produced in volume and may impair our ability to cover our fixed manufacturing costs. Furthermore, if customers cancel or delay orders for these customer-specific products, our inventory of these products may become unmarketable or obsolete, which would negatively affect our operating results.

In addition, if we experience delays in completing designs, if we fail to obtain development contracts from customers whose products are successful or if we fail to have our product designed into the next generation product of existing volume production customers, our revenues could be harmed.

Our excess manufacturing capacity may adversely affect our operating results if currently strengthening demand is not sustained and if we are unable to sell our assets held for sale.

We have converted our Hillsboro facility from four-inch wafer production to six-inch wafer production and have recently expanded the capacity of our Texas operations with the transition to the Richardson facility. In addition, we have acquired additional manufacturing facilities and personnel in connection with our recent acquisition of businesses from Infineon and Agere.

These increases in capacity will directly relate to significant increases in fixed costs and operating expenses. These increased costs could have an adverse effect on our results of operations during economic downturns. If the current economic improvement does not continue and if we are unable to successfully sell the land and buildings associated with our optoelectronics operation in Pennsylvania and excess equipment associated with our semiconductor manufacturing operations in Texas and Oregon, decreased levels of demand and production in conjunction with these increased expense levels will have an adverse effect on our business, financial condition and results of operations.

We face challenges and risks associated with our acquisition of the optoelectronics business of Agere and, as a result, may not realize the expected benefit of this acquisition.

In January 2003, we completed the acquisition of a substantial portion of the optoelectronics business of Agere for $40 million in cash plus acquisition costs and certain assumed liabilities. The transaction included the products, technology and some facilities related to Agere's optoelectronics business, which includes active and passive components, amplifiers, transceivers, transponders and other optical products.

We face risks associated with this acquisition such as:

- our ability to conduct business successfully selling products which we have not previously sold and to support these markets with a substantially smaller sales force than that of Agere;
- our ability to successfully consolidate all manufacturing operations into the Matamoros and Richardson facilities without disrupting product shipments to customers;
- our ability to successfully complete the transition of assembly operations from Breinigsville to Matamoros;
- our ability to establish systems and other support infrastructure on a timely basis;

- our ability to manage a facility in Mexico and our ability to absorb the incremental costs and regulatory compliance required for an additional foreign subsidiary;
- our ability to continue and integrate manufacturing processes substantially different from our current processes;
- our ability to generate sufficient revenues to offset the operating costs of the Agere business due to a continued depressed market for optoelectronics products;
- our ability to reduce the fixed costs of the business to a level supportable by the lower revenue expectations compared to past levels;
- the costs we may face from warranty claims associated with products shipped by Agere prior to our acquisition of the business;
- our ability to sustain the business following the expiration of the transition period from Agere;
- our ability to retain existing partners and customers of the Agere business;
- our ability to retain Agere's employees and to integrate them into our corporate culture;
- our ability to develop new products and generate new design wins;
- our ability to dedicate significant management attention and financial resources needed to assimilate these businesses without harming our existing business; and
- increased complexity of our corporate structure requiring additional resources for such responsibilities as tax planning, foreign currency management, financial reporting and risk management.

We face challenges with the integration of our acquisition of Infineon's GaAs business and, as a result, may not realize the expected benefits of this acquisition.

In July 2002, we completed the acquisition of Infineon's GaAs semiconductor business.

The challenges involved in integrating this business include:

- realization of expected benefits from the acquisition such as increased business in Europe;
- retention of existing partners and customers;
- transfer and integration of Infineon's process and technologies into our Oregon facility;
- incremental costs associated with a foreign subsidiary such as taxes, duties and employee benefits;
- significant management attention and financial resources needed to assimilate this business; and
- increased complexity of our corporate structure requiring additional resources for such responsibilities as tax planning, foreign currency management and risk management.

If investors or financial or industry analysts do not think the integration of our acquisitions is proceeding as anticipated or that the benefits of the acquisitions may not be realized, the market price of our common stock may decline.

The market price of our common stock may decline if:

- the integration of our acquisitions is not completed in a timely and efficient manner;
- our assumptions about the business models and operations of the acquired businesses were incorrect or their role in our business does not develop as we planned;

- we are unable to introduce new products incorporating acquired technology;
- the effect of the acquisitions on our financial results is not consistent with the expectations of financial or industry analysts; or
- following the acquisitions, our stockholders that hold relatively larger interests in our company may decide to dispose of their shares because the results of the acquisitions are not consistent with their expectations.

We face risks from failures in our manufacturing processes, the maintenance of our fabrication facilities and the processes of our vendors.

The fabrication of integrated circuits, particularly those made of GaAs, is a highly complex and precise process. Our integrated circuits are currently manufactured on wafers made of GaAs, InP, and LiNbO3. Our SAW filters are currently manufactured primarily on LiNbO3, LiTaO3 and quartz wafers. During manufacturing, each wafer is processed to contain numerous integrated circuits or SAW filters. We may reject or be unable to sell a substantial percentage of wafers or the components on a given wafer because of:

- minute impurities;
- difficulties in the fabrication process, such as failure of special equipment, operator error or power outages;
- defects in the masks used to print circuits on a wafer;
- electrical and/or optical performance;
- wafer breakage; or
- other factors.

We refer to the proportion of final components that have been processed, assembled and tested relative to the gross number of components that could be constructed from the raw materials as our manufacturing yield. Compared to the manufacture of silicon integrated circuits, GaAs technology is less mature and more difficult to design and manufacture within specifications in large volume. In addition, the more brittle nature of GaAs wafers can result in lower manufacturing yields than with silicon wafers. We have in the past experienced lower than expected manufacturing yields, which have delayed product shipments and negatively impacted our results of operations. We may experience difficulty maintaining acceptable manufacturing yields in the future.

In addition, the maintenance of our fabrication facilities and our assembly facilities are subject to risks, including:

- the demands of managing and coordinating workflow between geographically separate production facilities;
- disruption of production in one of our facilities as a result of a slowdown or shutdown in our other facility; and
- higher operating costs from managing geographically separate manufacturing facilities.

We depend on certain vendors for components, equipment and services. We maintain stringent policies regarding qualification of these vendors. However, if these vendors' processes vary in reliability or quality, they could negatively affect our products, and thereby, our results of operations.

We face risks from an increasing proportion of our operations and employees being located outside of the United States.

As we continue to expand our operations, an increasing number of our employees and operations are located in countries other than the United States. The laws and governance of these countries may differ substantially from that of the United States and may expose us to increased risks of adverse impacts on our operations and results of operations. These risks could include: loss of protection of proprietary technology, disruption of production processes, interruption of freight channels and delivery schedules, currency exposure, financial institution failure, government expropriation, labor shortages, and political unrest.

Some of our manufacturing facilities are located in areas prone to natural disasters.

We have a SAW manufacturing and assembly facility located in Apopka, Florida. We also have assembly facilities for SAW products in San Jose, Costa Rica and for optoelectronics products in Matamoros, Mexico. Hurricanes, tropical storms, flooding, tornadoes, and other natural disasters are common events for the southeastern and Gulf of Mexico regions of the United States and in Central America. Additionally, mud slides, earthquakes and volcanic eruptions could also affect our Costa Rican and Oregon facilities. Any disruptions from these or other events would have a material adverse impact on our operations and financial results.

Although we have manufacturing and assembly capabilities for our Sawtek products in both Apopka and San Jose, we are only capable of fabricating wafers for those products in our Apopka facility. As a result, any disruption to our Apopka facility would have a material adverse impact on our operations and financial results.

A disruption in our Costa Rican, Mexican or Chinese operations would have an adverse impact on our operating results.

Operating facilities in Costa Rica, Mexico and China presents risks of disruption such as government intervention, currency fluctuations, labor disputes, limited supplies of labor, power interruption, civil unrest, or war. Any such disruptions could have a material adverse effect on our business, results of operations and financial condition.

Our Costa Rican operation has been a significant contributor to our operating results in the past. We expect our Costa Rican operations to continue to account for a significant proportion of our SAW operations in the future, our Chinese operation to serve significant customers, and our Mexican operation to be an important part of our optoelectronics component business. Any disruption in these operations would have a significant negative impact on our operating results.

We face risks from changes in tax regulations and a change in our Costa Rican subsidiary's favorable tax status would have an adverse impact on our operating results.

We are subject to taxation in many different countries and localities worldwide. In some jurisdictions, we have employed specific business strategies to minimize our tax exposure. To the extent the tax laws and regulations in these various countries and localities could change, our tax liability in general could increase or our tax saving strategies could be threatened. Such changes could have a material adverse effect on our operations and financial results.

For example, our subsidiary in Costa Rica operates in a free trade zone. We expect to receive a 75% exemption from Costa Rican income taxes through 2007. The Costa Rican government continues to review its policy on granting tax exemptions to companies located in free trade zones and it may change our tax status or minimize our benefit at any time. Any adverse change in the tax structure for our Costa Rican subsidiary made by the Costa Rican government would have a negative impact on our net income.

Our business may be adversely affected by acts of terrorism or war.

Acts of terrorism or war could interrupt or restrict our business in several ways. We rely extensively on the use of air transportation to move our inventory to and from our vendors and to ship finished products to our customers. If war or terrorist acts cause air transportation to be grounded or severely interrupted, our business would be similarly adversely impacted.

In addition, war or acts of terrorism could cause existing export regulations to be changed, which could limit the extent to which we are allowed to export our products. To the extent that war or acts of terrorism also reduce customer confidence and create general economic weakness, our business would also be adversely affected.

A widespread outbreak of an infectious disease or illness could negatively affect our marketing, assembly and test, design, or other operations, making it more difficult and expensive to meet our obligations to our customers and could result in reduced demand from our customers.

A widespread outbreak of an infectious disease or illness could adversely affect our operations as well as demand from our customers. A number of countries in the Asia/Pacific region have experienced outbreaks of different infectious diseases and illnesses. As a result of these outbreaks, businesses can by shut down temporarily and individuals can become ill or quarantined.

We have engineering, marketing, and distribution operations in Korea, Taiwan, and China. In addition, we have subcontract assembly and test operations in Malaysia and Singapore. We also have customers in these and other countries in the Asia/Pacific region where recent health issues have occurred. If our operations or our subcontractors' operations are curtailed because of these health issues, it may interrupt our shipments to our customers, which would adversely affect our results of operations. If our customers' businesses are affected by these health issues, it might delay or reduce their purchases from us, which would also adversely affect our results of operations.

Our operating results could be harmed if we lose access to sole or limited sources of materials, equipment or services.

We currently obtain some components, equipment and services for our products from limited or single sources, such as certain ceramic packages and chemicals. We purchase these components, equipment, supplies and services on a purchase order basis, do not carry significant inventories and generally do not have long-term supply contracts with these vendors. Our requirements are relatively small compared to silicon semiconductor manufacturers. Because we often do not account for a significant part of our vendors' business, we may not have access to sufficient capacity from these vendors in periods of high demand. If we were to change any of our sole or limited source vendors, we would be required to requalify each new vendor. Requalification could prevent or delay product shipments, which could negatively affect our results of operations.

Our reliance on a limited number of suppliers for certain raw materials and parts may impair our ability to produce our products on time and in acceptable yields. For example, at times in the past, we have experienced difficulties in obtaining ceramic packages and lids used in the production of bandpass filters. At other times, the acquisition of relatively simple devices, such as capacitors, has been problematic because of the large demand swings that can occur in the cellular handset market for such components. Our newly acquired optical components group is dependent upon a large number of suppliers, some of which are very small companies, for components that make up their integrated product offerings such as transceivers and transponders. The success of these products is critical to the overall success of our business. The primary risk to our source of supply to manufacture these products is the currently depressed state of the optical network market and its potential impact on smaller vendors in terms of possible bankruptcy or inability to meet delivery schedules. In addition, our reliance on these vendors may negatively affect our production if the components, equipment or services vary in reliability or quality. If we are unable to obtain timely deliveries of sufficient quantities of acceptable quality or if the prices increase, our results of operations could be harmed.

Our operating results could be harmed if our subcontractors and partners are unable to fulfill our requirements.

We currently utilize subcontractors for the majority of our integrated circuit and module assemblies. There are certain risks associated with dependence on third party providers, such as minimal control over delivery scheduling, adequate capacity during demand peaks, warranty issues and protection of intellectual property. Additionally, if these subcontractors are unable to meet our needs, it could prevent or delay production shipments that could negatively affect our results of operations. If we were to change any of our subcontractors, we would be required to requalify each new subcontractor, which could also prevent or delay product shipments that could negatively affect our results of operations. In addition, our reliance on these subcontractors may negatively affect our production if the services vary in reliability or quality. If we are unable to obtain timely service of acceptable quality or if the prices increase, our results of operations could be harmed.

If our products fail to perform or meet customer requirements, we could incur significant additional costs.

The fabrication of integrated circuits and SAW filters from substrate materials such as GaAs, InP, LiNbO3, LiTaO3 and quartz and the modules containing these components is a highly complex and precise process. Our customers specify quality, performance and reliability standards that we must meet. If our products do not meet these standards, we may be required to rework or replace the products. Our products may contain undetected defects or failures that only become evident after we commence volume shipments. We have experienced product quality, performance or reliability problems from time to time. We are currently experiencing field failures and returns on some components and are collecting data for analysis and evaluation as to the extent of the problem. Other defects or failures may also occur in the future. If failures or defects occur, we could:

- lose revenues;
- incur increased costs such as warranty expense and costs associated with customer support;
- experience delays, cancellations or rescheduling of orders for our products; or
- experience increased product returns or discounts.

We may face fines or our facilities could be closed if we fail to comply with environmental regulations.

Federal, state and local regulations impose various environmental controls on the storage, handling, discharge and disposal of chemicals and gases used in our manufacturing process. For our manufacturing facilities, we generally provide our own manufacturing waste treatment and contract for disposal of some materials. We are required to report usage of environmentally hazardous materials.

The failure to comply with present or future regulations could result in fines being imposed on us and we could be required to suspend production or cease our operations. These regulations could require us to acquire significant equipment or to incur substantial other expenses to comply with environmental regulations. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to future liabilities and harm our results of operations.

We have substantial indebtedness.

We have $268.8 million of indebtedness remaining in the form of our convertible subordinated notes due in 2007. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

- make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;
- require us to dedicate a substantial portion of our expected cash flow from operations to service our indebtedness, which would reduce the amount of our expected cash flow available for other purposes, including working capital and capital expenditures;
- limit our flexibility in planning for or reacting to, changes in our business; and
- make us more vulnerable in the event of a downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations, including our obligation under the notes.

We may not be able to pay our debt and other obligations.

If our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes or our other obligations, we would be in default under the terms thereof. Default under the indenture would permit the holders of the notes to accelerate the maturity of the notes and could cause defaults under future indebtedness we may incur. Any such default could have a material adverse effect on our business, prospects, financial condition and operating results. In addition, we can not assure you that we would be able to repay amounts due in respect of the notes if payment of the notes were to be accelerated following the occurrence of an event of default as defined in the indenture.

Customers may delay or cancel orders due to regulatory delays.

The increasing significance of electronic communications products has increased pressure on regulatory bodies worldwide to adopt new standards for electronic communications, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in the regulatory approval process may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers. These delays have in the past had, and may in the future have, a negative effect on our sales and our results of operations.

We must improve our products and processes to remain competitive.

If technologies or standards supported by our or our customers' products become obsolete or fail to gain widespread commercial acceptance, our results of operations may be materially impacted. Because of continual improvements in semiconductor technology, including those in high-performance silicon technologies such as CMOS, where substantially more resources are invested than in other technologies such as GaAs or SAW products, we believe that our future success will depend, in part, on our ability to continue to improve our product and process technologies. We must also develop new technologies in a timely manner. In addition, we must adapt our products and processes to technological changes and to support emerging and established industry standards. We have and must continue to perform significant research and development into advanced material development such as InP, gallium nitride (GaN), and silicon carbide (SiC) to compete with future technologies of our competitors. These research and development efforts may not be accepted by our customers, and therefore may not achieve sustained production in the future. We may not be able to improve our existing products and process technologies, develop new technologies in a timely manner or effectively support industry standards. If we fail to do so, our customers may select another GaAs or SAW product or move to an alternative technology.

Our results of operations may suffer if we do not compete successfully.

The markets for our products are characterized by price competition, rapid technological change, short product life cycles, and heightened global competition. Many of our competitors have significantly greater financial, technical, manufacturing and marketing resources. Due to the increasing requirements for high-speed, high-frequency components, we expect intensified competition from existing integrated circuit and SAW device suppliers, as well as from the entry of new competitors to our target markets and from the internal operations of some companies producing products similar to ours for their internal requirements. Several key customers in our newly acquired optoelectronics business have either captive internal suppliers or long-term contractual relationships with suppliers based on factors other than cost and quality.

For products in depressed markets, such as for optical components and modules, competition can be even more intense as companies attempt to maximize their revenue to cover as much of their fixed cost base as possible, even if it means selling products at a loss. There is no guarantee that pricing will stay at a level where we can sell our products on a profitable basis.

For our integrated circuit devices, we compete primarily with both manufacturers of high-performance silicon integrated circuits as well as manufacturers of GaAs integrated circuits. Our silicon-based competitors include companies such as Applied Micro Circuits Corporation, Maxim Integrated Products Inc., Motorola, Philips, STMicroelectronics N.V and others. Our GaAs-based competitors include companies such as Anadigics Inc., Fujitsu Microelectronics, Inc., Raytheon, RF Micro Devices, Skyworks Solutions, Inc., Vitesse Semiconductor Corp and others. For our SAW devices our competitors include companies such as CTS Wireless Components, Micro Networks, Phonon, RF Monolithics, Vectron, EPCOS AG, Temex, Fujitsu, Murata, Toyocom and others. For our optoelectronics business, competitors include companies such as JDS Uniphase, Bookham, Fujitsu/ Sumitomo, Agilent, Finisar, and Avanex. Competition could also come from companies ahead of us in developing alternative technologies such as InP integrated circuits and digital filtering and direct conversion devices.

Competition from existing or potential competitors may increase due to a number of factors including, but not limited to, the following:

- offering of new or emerging technologies in integrated circuit or optical component design using alternative materials such as InP;
- offering of new or emerging technologies such as digital filtering or direct conversion as alternatives to SAW filters;
- transition to arrays of optical sources and detectors in place of discrete lasers in systems and subsystems;
- mergers and acquisitions of our customers by our competitors or other entities;
- longer operating histories and presence in key markets;
- development of strategic relationships between our competitors;
- access to a wider customer base; and
- access to greater financial, technical, manufacturing and marketing resources.

Additionally, manufacturers of high-performance silicon integrated circuits have achieved greater market acceptance of their existing products and technologies in some applications.

We compete with both GaAs and silicon suppliers in all of our target markets. In microwave and millimeter wave applications, our competition is primarily from a limited number of GaAs suppliers, which are in the process of expanding their product offerings to address commercial applications other than aerospace.

Our prospective customers are typically systems designers and manufacturers that are considering the use of GaAs or SiGe integrated circuits or SAW filters, as the case may be, for their high-performance systems. Competition is primarily based on performance elements such as speed, complexity and power dissipation, as well as price, product quality and ability to deliver products in a timely fashion. Due to the proprietary nature of our products, competition occurs almost exclusively at the system design stage. As a result, a design win by our competitors or by us typically limits further competition with respect to manufacturing a given design.

If we fail to integrate any future acquisitions or successfully invest in privately held companies, our business will be harmed.

We face risks from any future acquisitions, including the following:

- we may fail to merge and coordinate the operations and personnel of newly acquired companies with our existing business;
- we may fail to retain the key employees required to make the operation successful;
- additional complexity may affect our flexibility and ability to respond quickly to market and management issues;
- we may experience difficulties integrating our financial and operating systems;
- we may experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, financial reporting and risk management;
- our ongoing business may be disrupted or receive insufficient management attention;
- we may not cost-effectively and rapidly incorporate the technologies we acquire;
- we may not be able to recognize the cost savings or other financial benefits we anticipated;
- we may not be able to retain the existing customers of newly acquired operations;
- existing customers of the acquired operations may demand significant price reductions or other detrimental term changes as a result of the change in ownership;
- our corporate culture may clash with that of the acquired businesses;
- we may incur unknown liabilities associated with acquired businesses; and
- our increasing international presence resulting from acquisitions increases our exposure to foreign political, currency, and tax risks.

We face risks from equity investments in privately held companies, such as:

- we may not realize the expected benefits associated with the investment;
- we may need to provide additional funding to support the privately held company; or
- if their value decreases, we may realize losses on our holdings.

We may not successfully address these risks or any other problems that arise in connection with future acquisitions or equity investments in privately held companies.

We will continue to evaluate strategic opportunities available to us and we may pursue product, technology or business acquisitions or investments in strategic partners. In addition, in connection with any future acquisitions, we may issue equity securities that could dilute the percentage ownership of our existing stockholders, we may incur additional debt and we may be required to amortize expenses related to other intangible assets or record impairment of goodwill that may negatively affect our results of operations.

If we do not hire and retain key employees, our business will suffer.

Our future success depends in large part on the continued service of our key technical, marketing and management personnel. We also depend on our ability to continue to identify, attract and retain qualified technical employees, particularly highly skilled design, process and test engineers involved in the manufacture and development of our products and processes. We must also recruit and train employees to manufacture our products without a substantial reduction in manufacturing yields. There are many other semiconductor companies located in the communities near our facilities and, as the economy improves, it may become increasingly difficult for us to attract and retain those employees. The competition for key employees is intense, and the loss of key employees could negatively affect us.

Our business may be harmed if we fail to protect our proprietary technology.

We rely on a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We currently have patents granted and pending in the United States and elsewhere and intend to seek further international and United States patents on our technology. In addition to our own inventions, we have acquired a substantial portfolio of U.S. and foreign patent applications in the optoelectronics area of technology. These applications are just starting to issue as patents, and will have lives that will extend 20 years from their respective filing dates. We cannot be certain that patents will be issued from any of our pending applications or that patents will be issued in all countries where our products can be sold or that any claims allowed from pending applications or will be of sufficient scope or strength to provide meaningful protection or any commercial advantage. Our competitors may also be able to design around our patents. The laws of some countries in which our products are or may be developed, manufactured or sold, may not protect our products or intellectual property rights to the same extent as do the laws of the United States, increasing the possibility of piracy of our technology and products. Although we intend to vigorously defend our intellectual property rights, we may not be able to prevent misappropriation of our technology. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology.

Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how could have a material adverse effect on our business. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from manufacturing and selling our products. Any of these situations could have a material adverse effect on our business.

Our ability to produce our products may suffer if someone claims we infringe on their intellectual property.

The integrated circuit and SAW device industries are characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. If it is necessary or desirable, we may seek licenses under such patents or other intellectual property rights. However, we cannot be certain that licenses will be offered or that we would find the terms of licenses that are offered acceptable or commercially reasonable. Our failure to obtain a license from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of products. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation by or against us could result in significant expense and divert the efforts of our technical personnel and management, whether or not the litigation results in a favorable determination. In the event of an adverse result in any litigation, we could be required to:

- pay substantial damages;
- indemnify our customers;
- stop the manufacture, use and sale of the infringing products;
- expend significant resources to develop non-infringing technology;
- discontinue the use of certain processes; or
- obtain licenses to the technology.

We may be unsuccessful in developing non-infringing products or negotiating licenses upon reasonable terms, or at all. These problems might not be resolved in time to avoid harming our results of operations. If any third party makes a successful claim against our customers or us and a license is not made available to us on commercially reasonable terms, our business could be harmed.

Our business may suffer due to risks associated with international sales.

Our sales outside of the United States were 61% of revenues in 2003 and 56% of revenues in 2002. We face inherent risks from these sales, including:

- imposition of government controls;
- currency exchange fluctuations;
- longer payment cycles and difficulties related to the collection of receivables from international customers;
- reduced protection for intellectual property rights in some countries;
- unfavorable tax consequences;
- difficulty obtaining distribution and support;
- political instability; and
- tariffs and other trade barriers.

In addition, due to the technological advantages provided by GaAs integrated circuits in many military applications, the Office of Export Administration of the U.S. Department of Commerce must license all of our sales outside of North America. We are also required to obtain licenses from that agency for sales of our SAW products to customers in certain countries. If we fail to obtain these licenses or experience delays in obtaining these licenses in the future, our results of operations could be harmed. Also, because a majority of our foreign sales are denominated in U.S. dollars, increases in the value of the dollar would increase the price in local currencies of our products and make our products less price competitive.

We may be subject to a securities class action suit if our stock price falls.

Following periods of volatility in the market price of a company's stock, some stockholders may file securities class action litigation. For example, in 1994, a stockholder class action lawsuit was filed against us, our underwriters and some of our officers, directors and investors, which alleged that we, our underwriters and certain of our officers, directors and investors intentionally misled the investing public regarding our financial prospects. We settled the action and recorded a special charge of $1.4 million associated with the settlement of this lawsuit and related legal expenses, net of accruals, in 1998.

In February 2003, several nearly identical putative civil class action lawsuits were filed in the United States District Court for the Middle District of Florida against Sawtek, Inc., our wholly owned subsidiary since July 2001. The lawsuits also named as defendants current and former officers of Sawtek and our company. The cases were consolidated into one action, and an amended complaint was filed in this action on July 21, 2003. The amended class action complaint is purportedly filed on behalf of purchasers of Sawtek's stock between January 2000 and May 24, 2001, and alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act, as well as Securities and Exchange Commission Rule 10b-5, by making false and misleading statements and/or omissions to inflate Sawtek's stock price and conceal the downward trend in revenues disclosed in Sawtek's May 23, 2001 press release. The complaint does not specify the amount of monetary damages sought. Sawtek and the individual defendants filed their motion to dismiss on September 3, 2003, and briefing on the motion was completed on November 19, 2003. The court heard oral argument on November 21, 2003, and issued an order partially denying the motion to dismiss on December 19, 2003. Specifically, the court found that the complaint was not barred by the statute of limitations, but reserved ruling on the other aspects of the motion to dismiss. Because the statute of limitations issue is a novel question of law, the court stayed the proceedings in this case to allow the defendants to file an interlocutory appeal to the Eleventh Circuit Court of Appeals. Defendants duly filed for interlocutory appeal on January 22, 2004. Because the Court of Appeals is considering the identical issue in another matter, the appeal process has been stayed, pending the Court of Appeals' decision in the other matter. We deny the allegations contained in the complaint and intend to continue our vigorous defense against these claims. This litigation may, however, require us to spend a substantial amount of time and money and could distract management from our day to day operations. In addition, there can be no assurance as to our success in defending ourselves against these charges. This and any future securities class action litigation could be expensive and divert our management's attention and harm our business, regardless of its merits.

Our stock will likely be subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control and may prevent our stockholders from reselling our common stock at a profit.

The securities markets have experienced significant price and volume fluctuations and the market prices of the securities of semiconductor companies have been especially volatile. The market price of our common stock may experience significant fluctuations in the future. For example, our common stock price has fluctuated from a high of approximately $8.74 to a low of approximately $2.70 during the 52 weeks ended December 31, 2003. This market volatility, as well as general economic, market or political conditions could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly.

Our certificate of incorporation and bylaws include anti-takeover provisions, which may deter or prevent a takeover attempt.

Some provisions of our certificate of incorporation and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including a takeover that might result in a premium over the market price for our common stock. These provisions include:

Cumulative voting. Our stockholders are entitled to cumulate their votes for directors.

Stockholder proposals and nominations. Our stockholders must give advance notice, generally 120 days prior to the relevant meeting, to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action.

Stockholder rights plan. We may trigger our stockholder rights plan in the event our board of directors does not agree to an acquisition proposal. The rights plan may make it more difficult and costly to acquire our company.

Preferred stock. Our certificate of incorporation authorizes our board of directors to issue up to five million shares of preferred stock and to determine what rights, preferences and privileges such shares have. No action by our stockholders is necessary before our board of directors can issue the preferred stock. Our board of directors could use the preferred stock to make it more difficult and costly to acquire our company.

Delaware anti-takeover statute. The Delaware anti-takeover law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it harder for our company to be acquired without the consent of our board of directors and management.

ITEM 7(A). QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Cash Equivalents, Short-term and Long-term Investments

Our investments in cash equivalents, short-term investments and long-term investments are classified as available-for-sale securities and are comprised of highly rated, short and medium-term investments, such as U.S. government agencies, corporate debt securities and other such low risk investments, in accordance with an investment policy approved by our Board of Directors. All of these investments are held at fair value. Although we manage investments under an investment policy, economic, market and other events may occur which we cannot control. Although the risks are minimal, fixed rate securities may have their fair value adversely impacted because of changes in interest rates and credit ratings. Due in part to these factors, our future investment income may fall short of expectations because of changes in interest rates or we may suffer principal losses if we were to sell securities that have declined in value because of changes in interest rates or issuer credit ratings. We do not hold or issue derivatives, derivative commodity instruments or other financial instruments for trading speculative purposes. We do not believe that our results of operations would be materially impacted by an immediate 10% change in interest rates.

Debt

Our convertible subordinated notes due 2007 have a fixed interest rate of 4%. Consequently, we do not have significant interest rate cash flow exposure on our long-term debt. However, the fair value of the convertible subordinated notes is subject to significant fluctuations due to their convertibility into shares of our stock and other market conditions. The fair value of these convertible subordinated notes is also sensitive to fluctuations in the general level of the U.S. interest rates. We would be exposed to interest rate risk, if we used additional financing to fund capital expenditures. The interest rate that we may be able to obtain on financings will depend on market conditions at that time and may differ from the rates we have secured in the past.

The following table shows the fair values of our investments and convertible subordinated notes as of December 31, 2003 (in thousands):

	Cost	Fair Value
Cash and cash equivalents	$222,024	$222,024
Available-for-sale investments (including unrealized gains of $102)	$178,138	$178,240
Convertible subordinated notes	$268,755	$255,704

Foreign Currency Risk

We are exposed to currency exchange fluctuations, as we sell our products internationally and have operations in Costa Rica, Germany, Mexico, and China. We manage the sensitivity of our international sales, purchases of raw materials and equipment and our Costa Rican operations by denominating most transactions in U.S. dollars. We do engage in limited foreign currency hedging transactions, principally to lock in the cost of purchase commitments and to hedge material cash flows that are not denominated in U.S. dollars, in accordance with a foreign exchange risk management policy approved by our Board of Directors. We primarily use currency forward contracts for this purpose. This hedging activity will reduce, but may not always entirely eliminate, the impact of currency exchange movements. As of December 31, 2003, we had $2.0 million open commitments to purchase foreign currency and $13.0 million open commitments to sell foreign currency.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY FINANCIAL DATA

See Index to Consolidated Financial Statements, which appears on page F-1.

The following is the unaudited consolidated supplementary financial data for each of the eight quarters ended December 31, 2003. This quarterly data should be read in conjunction with Management's Discussion and Analysis of Financial Conditions and Results of Operations and our consolidated financial statements appearing elsewhere in this document.

	Three months ended 2003				Three months ended 2002			
	Dec. 31	Sept. 30	Jun. 30	Mar. 30	Dec. 31	Sept. 30	Jun. 30	Mar. 30
	(In thousands, except per share information) (Unaudited)							
Consolidated Statement of Operations Data:								
Revenues	$ 89,008	$ 78,794	$ 72,815	$ 71,655	$ 72,710	$ 71,020	$ 61,232	$ 62,351
Cost of sales	60,091	55,351	54,090	55,732	46,096	45,891	38,916	41,294
Gross profit	28,917	23,443	18,725	15,923	26,614	25,129	22,316	21,057
Operating expenses:								
Research, development and engineering	14,137	15,834	17,702	17,360	16,439	16,667	12,201	13,240
Selling, general and administrative	12,155	11,696	14,404	13,161	11,593	9,938	10,671	10,687
Special charges(1)	—	(160)	44,605	500	88,911	15,415	—	—
Total operating expenses	26,292	27,370	76,711	31,021	116,943	42,020	22,872	23,927
Income (loss) from operations	2,625	(3,927)	(57,986)	(15,098)	(90,329)	(16,891)	(556)	(2,870)
Interest income (expense) and other	(1,845)	(1,530)	(1,527)	(1,297)	(460)	(408)	4,830	134
Impairment charge—investments in other companies	(2,237)	(150)	—	—	(15,678)	(4,850)	(3,250)	—
Gain on recovery of previously impaired investment	8,450	—	—	—	—	—	—	—
Gain on retirement of debt	—	—	—	—	—	3,711	2,298	—
Income (loss) before income tax	6,993	(5,607)	(59,513)	(16,395)	(106,467)	(18,438)	3,322	(2,736)
Income tax expense (benefit)(2)	(1,868)	157	47	120	43,113	(9,224)	899	(547)
Net income (loss)	8,861	(5,764)	(59,560)	(16,515)	(149,580)	(9,214)	2,423	(2,189)
Per share data:								
Per share net income:								
Basic	$ 0.07	$ (0.04)	$ (0.45)	$ (0.12)	$ (1.13)	$ (0.07)	$ (0.02)	$ 0.02
Diluted	$ 0.06	$ (0.04)	$ (0.45)	$ (0.12)	$ (1.13)	$ (0.07)	$ (0.02)	$ 0.02
Weighted-average common shares	134,694	134,187	133,554	133,188	132,733	132,168	131,656	131,280
Weighted-average common and common equivalent shares	140,606	134,187	133,554	133,188	132,733	132,168	134,844	131,280

(1) For the quarters ended September 30, 2003, June 30, 2003, and September 30, 2002, we recorded charges of ($160,000), $2.6 million, and $1.0 million, respectively, for severance related costs. For the quarter ended June 30, 2003, we recorded lease termination costs of $42.0 million. For the quarters ended December 31, 2002 and September 30, 2002, we recorded charges of $88.9 million and $5.8 million, respectively, for the impairment of long lived assets and goodwill. For the quarters ended March 31, 2003 and September 30, 2002, we recorded acquisition related charges of $500,000 and $8.6 million, respectively.

(2) For the quarter ended December 31, 2002, we recorded a valuation allowance of $88.0 million against all of our deferred tax assets in accordance with the provisions of SFAS 109. This charge was offset by tax benefits from operating losses.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9(A). CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. Our management evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

Changes in internal control over financial reporting. There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item is included under the captions *Election of Directors* and *Section 16(a) Beneficial Ownership Reporting Compliance* contained in our Proxy Statement for our 2004 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year pursuant to General Instructions G(3) of Form 10-K and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item will be included under the caption *Executive Compensation and Other Matters* contained in our Proxy Statement for our 2004 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is included under the caption *Security Ownership of Certain Beneficial Owners and Management* and *Equity Compensation Plan Information* contained in our Proxy Statement for our 2004 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this item is included under the caption *Certain Relationships and Related Transactions* contained in our Proxy Statement for our 2004 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item is included under the caption *Ratification of Independent Auditors* contained in our Proxy Statement for our 2004 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) *Consolidated Financial Statements*

The Consolidated Financial Statements, together with the report thereon of KPMG LLP are included in the beginning on page F-1.

(a)(2) *Consolidated Financial Statement Schedule*

The following schedule is filed herewith:

	Page No.
Schedule II Valuation and Qualifying Accounts	S-1

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is included in the Consolidated Financial Statements or notes thereto.

(a)(3) *Exhibits*

3.1(1)	Certificate of Incorporation of Registrant
3.1.1(2)	Certificate of Amendment to Certificate of Incorporation
3.1.2(11)	Certificate of Correction to Certificate of Incorporation
3.1.3(11)	Certificate of Designation of Series A Participating Preferred Stock
3.1.4(11)	Certificate of Amendment to Certificate of Incorporation
3.2(1)	Bylaws of Registrant
4.1(3)	Preferred Shares Rights Agreement, dated as of June 30, 1998 between Registrant and ChaseMellon Shareholder Services, L.L.C, including the Certifcate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively.
4.2(4)	Indenture dated February 24, 2000 between the Registrant and State Street Bank and Trust Company of California, N.A.
10.4(5)	Letter Agreement dated November 22, 1991 between Registrant and Steven J. Sharp
10.18(7)	1996 Stock Incentive Program and forms of agreement thereunder
10.19(1)	Form of Indemnification Agreement executed by Registrant and its officers and directors pursuant to Delaware reincorporation
10.22(15)	1998 Nonstatutory Stock Option Plan and forms of agreement thereunder
10.23(9)	1998 Employee Stock Purchase Plan and forms of agreement thereunder
10.33(8)	Sawtek Inc. Employee Stock Ownership and 401(k) Plan
10.34(12)	Sawtek Inc. 2000 Implementation Agreement
10.35(12)	Sawtek Inc. 2000 Modified ESOP Loan Agreement
10.36(12)	Sawtek Inc. 2000 Renewed ESOP Note
10.37(12)	Sawtek Inc. Second Stock Option Plan
10.38(12)	Sawtek Inc. Stock Option Plan for Acquired Companies

10.40(13)*	Amended Sale and Transfer Agreement between Infineon Technologies AG, Infineon Technologies North America Corp., Registrant and TriQuint GmbH dated as of April 29, 2002
10.41(8)	Letter Agreement dated June 28, 2002 between Registrant and Ralph G. Quinsey
10.42(14)	Asset Purchase Agreement by and between Agere Systems Inc. and Registrant dated as of October 21, 2002
10.42.1(14)	Amendment No. 1 to Asset Purchase Agreement by and between Agere Systems Inc. and Registrant dated as of January 2, 2003
10.42.2(14)	Assignment and Bill of Sale and Assumption Agreement by and between Agere Systems Inc. and TriQuint Optoelectronics, Inc. dated as of January 2, 2003
10.42.3(14)	Assignment and Bill of Sale and Assumption Agreement by and between Agere Systems Inc. and TriQuint Technology Holding Co. dated as of January 2, 2003
10.43.4(14)	Intellectual Property Agreement by and between Agere Systems Inc. and Registrant dated as of January 2, 2003
10.43.5(14)	Purchase Agreement by and between Agere Systems Inc. and Registrant dated as of January 2, 2003
10.43.7(14)	Equity Purchase Agreement by and among Agere Systems Inc., Agere Systems International, LLC, Registrant, TriQuint International Holding Co., TriQuint International Holding LLC and Agere Systems de Mexico, S. DE R.L. DE C.V. dated as of January 2, 2003
10.44(16)	Letter Agreement dated November 20, 2002 between Registrant and Raymond A. Link
12.1	Computation of Ratios of Earnings to Fixed Charges
21.1	Subsidiaries
23.1	Consent of KPMG LLP, Independent Auditors
24.1	Power of Attorney (see page 67)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley act of 2002

(*) Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1) Incorporated by reference to Registrant's Registration Statement on Form 8-B (File No. 000-22660) as declared effective by the Securities and Exchange Commission on February 18, 1997.

(2) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended September 30, 2000 filed with the Securities and Exchange Commission on November 13, 2000.

(3) Incorporated by reference to Registrant's Report on Form 8-A (File No. 000-22660) as declared effective by the Securities and Exchange Commission on July 24, 1998.

(4) Incorporated by reference to Registrant's Registration Statement on Form S-3 (File No. 333-36112) as declared effective by the Securities and Exchange Commission on May 16, 2000.

(5) Incorporated by reference to Registrant's Registration Statement on Form S-1 (File No. 333-70594) as declared effective by the Securities and Exchange Commission on December 13, 1993.

(6) Incorporated by reference to the exhibits filed with Registrant's Report on Form 8-K (File No. 000-22660) filed with the Securities and Exchange Commission on June 14, 1996.

(7) Incorporated by reference to Registrant's Registration Statement on Form S-8 (File No. 333-81273) as declared effective by the Securities and Exchange Commission on June 22, 1999, as amended by Registrant's Registration Statement on Form S-8 (File No. 333-39730), as declared effective by the Securities and Exchange Commission on June 20, 2000, as amended by Registrant's Registration Statement on Form S-8 (File No. 333-61582), as declared effective by the Securities and Exchange Commission on May 24, 2001, as amended by Registrant's Registration Statement on Form S-8 (File No. 333-105701), as declared effective by the Securities and Exchange Commission on May 30, 2003 and incorporated by reference to Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended September 30, 2003 filed with the Securities and Exchange Commission on November 4, 2003.

(8) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended June 30, 2002 filed with the Securities and Exchange Commission on August 13, 2002.

(9) Incorporated by reference to Registrant's Registration Statement on Form S-8 (File No. 333-66707) as declared effective by the Securities and Exchange Commission on November 3, 1998, as amended by Registrant's Registration Statement on Form S-8 (File No. 333-39732), as declared effective by the Securities and Exchange Commission on June 20, 2000, and by Registrant's Registration Statement on Form S-8 (File No. 333-61582), as declared effective by the Securities and Exchange Commission on May 24, 2001.

(10) Incorporated by reference to Registrant's Annual Report on Form 10-K (File No. 000-22660) for the fiscal year ended December 31, 2000 filed with the Securities an Exchange Commission on March 28, 2001.

(11) Incorporated by reference to Registrant's Registration Statement on Form S-4 (File No. 333-62062) declared effective by the Securities and Exchange Commission on June 13, 2001.

(12) Incorporated by reference to Registrant's Registration Statement on Form S-8 (File No. 333-65850) as declared effective by the Securities and Exchange Commission on July 25, 2001.

(13) Incorporated by reference to the exhibits filed with Registrant's Report on Form 8-K (File No. 000-22660) filed with the Securities and Exchange Commission on July 15, 2002.

(14) Incorporated by reference to the exhibits filed with Registrant's Report on Form 8-K (File No. 000-22660) filed with the Securities and Exchange Commission on January 17, 2003.

(15) Incorporated by reference to Registrant's Registration Statement on Form S-8 (File No. 333-102085) as declared effective by the Securities and Exchange Commission on December 20, 2002 and incorporated by reference to Registrant's Quarterly Report on Form 10-Q (File No. 000-22660) for the period ended September 30, 2003 filed with the Securities and Exchange Commission on November 4, 2003.

(16) Incorporated by reference to Registrant's Annual Report on Form 10-K (File No. 000-22660) filed with the Securities and Exchange Commission on March 27, 2003.

(b) *Reports on Form 8-K*

We filed a Report on Form 8-K/A with the Securities and Exchange Commission on March 17, 2003 to amend the Report on Form 8-K filed on January 17, 2003. The amendment was filed to disclose the audited financial statements of Agere's optoelectronics business which we purchased.

On April 24, 2003, we furnished a Current Report on Form 8-K reporting under Item 9 of Form 8-K that on April 24, 2003, we were issuing a press release and holding a conference call regarding our financial results for the three months ended March 31, 2003.

On July 24, 2003, we furnished a Current Report on Form 8-K reporting under Item 9 of Form 8-K that on July 24, 2003, we were issuing a press release and holding a conference call regarding our financial results for the three months ended June 31, 2003.

On October 23, 2003, we furnished a Current Report on Form 8-K reporting under Item 9 of Form 8-K that on October 23, 2003, we were issuing a press release and holding a conference call regarding our financial results for the three months ended September 30, 2003.

On December 18, 2003, we filed a Current Report on Form 8-K with the Securities and Exchange Commission reporting under Item 5 of Form 8-K the resignation of Steven P. Miller from service as a member of our board of directors.

(c) *Exhibits*

See Item 15(a)(3) above.

(d) *Financial Statement Schedules*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIQUINT SEMICONDUCTOR, INC.

By: /s/ RALPH G. QUINSEY

Ralph G. Quinsey
President and Chief Executive Officer (Principal Executive Officer)

By: /s/ RAYMOND A. LINK

Raymond A. Link
Vice President, Finance and Administration, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

Date: March 11, 2004

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ralph G. Quinsey and Raymond A. Link, jointly and severally, as his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed on behalf of the registrant by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ STEVEN J. SHARP Steven J. Sharp	Chairman of the Board	March 11, 2004
/s/ RALPH G. QUINSEY Ralph G. Quinsey	President and Chief Executive Officer (Principal Executive Officer)	March 11, 2004
/s/ RAYMOND A. LINK Raymond A. Link	Vice President, Finance and Administration, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	March 11, 2004
/s/ FRANCISCO ALVAREZ Francisco Alvarez	Director	March 11, 2004
/s/ PAUL A. GARY Paul A. Gary	Director	March 11, 2004
/s/ CHARLES SCOTT GIBSON Charles Scott Gibson	Director	March 11, 2004
/s/ NICOLAS KAUSER Nicolas Kauser	Director	March 11, 2004
/s/ WALDEN C. RHINES Walden C. Rhines	Director	March 11, 2004
/s/ EDWARD F. TUCK Edward F. Tuck	Director	March 11, 2004
/s/ WILLIS C. YOUNG Willis C. Young	Director	March 11, 2004

(This page has been left blank intentionally.)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
TriQuint Semiconductor, Inc.:

We have audited the accompanying consolidated balance sheets of TriQuint Semiconductor, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TriQuint Semiconductor, Inc. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ending December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Portland, Oregon
February 4, 2004

TRIQUINT SEMICONDUCTOR, INC.

Consolidated Statements of Operations

(In thousands, except share and per share information)

	Years ended December 31,		
	2003	2002	2001
Revenues	$ 312,272	$ 267,313	$ 334,972
Cost of goods sold	225,264	172,197	198,537
Gross profit	87,008	95,116	136,435
Operating expenses:			
Research, development and engineering	65,033	58,547	51,685
Selling, general and administrative	51,415	42,889	46,718
Impairment of long-lived assets and goodwill	—	94,740	76,933
Lease termination costs	41,962	—	—
Acquisition related charges	500	8,575	7,546
Reduction in work force	2,484	1,011	1,077
Total operating expenses	161,394	205,762	183,959
Loss from operations	(74,386)	(110,646)	(47,524)
Other income (expense):			
Interest income	6,135	11,869	27,366
Interest expense	(12,009)	(12,684)	(14,574)
Impairment charge—investments in other companies	(2,387)	(23,778)	(15,057)
Gain on recovery of previously impaired investment	8,450	—	—
Gain on retirement of debt	—	6,009	9,401
Other, net	(325)	4,911	(155)
Other income (expense), net	(136)	(13,673)	6,981
Loss before income taxes	(74,522)	(124,319)	(40,543)
Income tax expense (benefit)	(1,544)	34,241	(14,332)
Net loss	$ (72,978)	$ (158,560)	$ (26,211)
Per share data:			
Per share net loss:			
Basic and diluted	$ (0.54)	$ (1.20)	$ (0.20)
Weighted-average common and common equivalent shares	133,920,188	131,969,397	129,784,170

See accompanying notes to consolidated financial statements.

TRIQUINT SEMICONDUCTOR, INC.

Consolidated Balance Sheets

(In thousands, except share and per share information)

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$222,024	$226,226
Investments in marketable securities	80,106	109,687
Trade accounts receivable, net	41,911	34,977
	344,041	370,890
Inventories, net:		
Raw material	20,917	13,598
Work in process	26,620	12,352
Finished goods	17,749	10,333
	65,286	36,283
Assets held for sale	24,423	—
Other current assets	14,089	9,621
Total current assets	447,839	416,794
Long-term investments in marketable securities	98,134	131,127
Property, plant and equipment, net	221,678	153,887
Other investment	—	88,092
Restricted long-term assets	—	17,408
Other non-current assets, net	25,149	33,358
Total assets	$792,800	$840,666
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of capital lease obligations	$ —	$ 341
Accounts payable	18,905	12,930
Accrued payroll	7,668	8,781
Other accrued liabilities	29,144	17,637
Total current liabilities	55,717	39,689
Other long-term liabilities	8,207	6,550
Convertible subordinated notes	268,755	268,755
Total liabilities	332,679	314,994
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.001 par value. Authorized 600,000,000 shares; 135,403,258 shares and 133,162,755 shares issued and outstanding at December 31, 2003 and 2002	135	133
Additional paid-in capital	460,593	452,761
Accumulated other comprehensive income	59	661
Unearned ESOP compensation	—	(195)
Retained earnings (Accumulated deficit)	(666)	72,312
Total stockholders' equity	460,121	525,672
Total liabilities and stockholders' equity	$792,800	$840,666

See accompanying notes to consolidated financial statements.

TRIQUINT SEMICONDUCTOR, INC.
Consolidated Statements of Stockholders' Equity
(In thousands, except share information)

	Common stock		Treasury stock		Additional paid-in capital	Accumulated other comprehensive income	Unearned ESOP compensation	Retained earnings (accumulated deficit)	Total stockholders' equity
	Shares	Amount	Shares	Amount					
Balance, December 31, 2000	129,196,799	$129	(40,755)	$(1,142)	$438,641	$ 79	$(586)	$ 237,002	$ 674,123
Issuance of common stock under plans	2,250,064	2	241,293	5,577	7,893	—	—	—	13,472
Income tax benefit of stock option exercises	—	—	—	—	11,605	—	—	—	11,605
Adjustment to conform fiscal year of pooled entity	(57)	—	(25,714)	(785)	(626)	—	—	20,081	18,670
Purchase of treasury stock	—	—	(480,417)	(9,778)	—	—	—	—	(9,778)
ESOP allocation	—	—	—	—	—	—	196	—	196
Retirement of treasury stock	(305,593)	—	305,593	6,128	(6,128)	—	—	—	—
Accumulated other comprehensive income	—	—	—	—	—	379	—	—	379
Non cash compensation expense	—	—	—	—	318	—	—	—	318
Net loss	—	—	—	—	—	—	—	(26,211)	(26,211)
Balance, December 31, 2001	131,141,213	131	—	—	451,703	458	(390)	230,872	682,774
Issuance of common stock under plans	2,021,542	2	—	—	9,132	—	—	—	9,134
Income tax benefit of stock option exercises	—	—	—	—	(8,074)	—	—	—	(8,074)
ESOP allocation	—	—	—	—	—	—	195	—	195
Accumulated other comprehensive income	—	—	—	—	—	203	—	—	203
Net loss	—	—	—	—	—	—	—	(158,560)	(158,560)
Balance, December 31, 2002	133,162,755	133	—	—	452,761	661	(195)	72,312	525,672
Issuance of common stock under plans	2,240,503	2	—	—	7,832		—	—	7,834
ESOP allocation	—	—	—	—	—	—	195	—	195
Accumulated other comprehensive income	—	—	—	—	—	(602)	—	—	(602)
Net loss	—	—	—	—	—	—	—	(72,978)	(72,978)
Balance, December 31, 2003	135,403,258	$135	—	$ —	$460,593	$ 59	$ —	$ (666)	$ 460,121

See accompanying notes to consolidated financial statements.

TRIQUINT SEMICONDUCTOR, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Years ended December 31,		
	2003	**2002**	**2001**
Cash flows from operating activities:			
Net loss	$ (72,978)	$(158,560)	$ (26,211)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	39,516	38,312	29,782
Income tax benefit of stock option exercises	—	(8,074)	11,605
Adjustment to conform year end of pooled entity	—	—	39,099
Loss on sale or disposal of assets	856	287	334
Impairment on long-lived assets and goodwill	—	94,740	76,933
Lease termination costs	41,962	—	—
Acquired in-process research and development	500	8,575	—
Gain on retirement of debt	—	(6,009)	(9,401)
Realized gain on forward contract	—	(4,570)	—
Non cash compensation expense	—	—	318
Gain on recovery of previously impaired investment	(8,450)	—	—
Impairment charge—investments in other companies	2,387	23,778	15,755
Deferred income taxes	—	35,120	(27,635)
ESOP allocation	195	195	196
Change in assets and liabilities net of acquisitions:			
Receivables	(7,042)	(445)	43,406
Inventories	(17,003)	(1,447)	15,403
Prepaid and other assets	(2,591)	3,574	(5,839)
Accounts payable and accrued liabilities	(5,122)	5,068	(16,750)
Net cash provided by (used in) operating activities	(27,770)	30,544	146,995
Cash flows from investing activities:			
Purchase of available-for-sale investments	(342,727)	(456,569)	(417,800)
Proceeds from note receivable	11,250	—	—
Sale of available-for-sale investments	404,742	535,761	422,532
Purchase of held-to-maturity investments	—	—	(225,483)
Maturities of held-to-maturity investments	—	—	322,951
Decrease (increase) in restricted long-term assets	—	(2,861)	38,250
Infinion acquisition	—	(49,557)	—
IBM acquisition	—	(23,411)	—
Agere acquisition	(40,151)	—	—
Capital expenditures	(27,934)	(24,185)	(147,066)
Investments in other companies	—	(17,103)	(6,800)
Purchase of other investments	—	(14,475)	—
Proceeds from sale of assets	10,895	—	1,375
Net cash provided by (used in) investing activities	16,075	(52,400)	(12,041)
Cash flows from financing activities:			
Principal payments under capital lease and installment note obligations	(341)	(1,598)	(2,796)
Repurchase of convertible subordinated notes	—	(21,137)	(37,871)
Purchase of common stock for treasury	—	—	(9,778)
Issuance of common stock, net	7,834	9,089	13,472
Net cash provided by (used in) financing activities	7,493	(13,646)	(36,973)
Net increase (decrease) in cash and equivalents	(4,202)	(35,502)	97,981
Cash and cash equivalents at beginning of year	226,226	261,728	163,747
Cash and cash equivalents at end of year	$ 222,024	$ 226,226	$ 261,728
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	$ 10,762	$ 11,744	$ 14,150
Income taxes	$ 702	$ 992	$ 11,586

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Description of the Company

TriQuint Semiconductor, Inc. (the "Company") is a leading supplier of high-performance components and modules for communications applications. The Company's products are used in markets such as wireless phones, infrastructure networks, optical networks and defense with a specific focus on radio frequency ("RF") and optical applications. The Company provides customers with standard and custom product solutions as well as foundry services. Products are based on advanced process technologies including gallium arsenide, indium phosphide and surface acoustic wave ("SAW").

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in which the Company does not exercise significant influence are recorded at cost (generally less than a 20% interest). The Company has no investments in which it exercises significant influence but which it does not control (generally 20% to 50% ownership interest). All significant intercompany accounts and transactions are eliminated in consolidation.

Reclassifications

Certain amounts in the December 31, 2002 and 2001 financial statements have been reclassified to conform to the December 31, 2003 presentation. These reclassifications had no effect on net income or loss or stockholders' equity as previously reported.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews its estimates, including, but not limited to, allowance for doubtful accounts, sales returns reserves, inventory reserves, income tax valuation allowance, warranty reserves, investment impairments, impairments of goodwill and long-lived assets and commitments and contingencies on a regular basis and makes adjustments based on historical experiences and existing and expected future conditions. These evaluations are performed and adjustments are made as information is available. Management believes that these estimates are reasonable; however, actual results could differ from these estimates.

Revenue Recognition

Standard product revenues are recognized upon shipment of product with provisions established for estimated customer and distributor product returns based on the Company's experiences and/or contractual agreements. Generally, the Company ships products FOB shipping point. The Company recognizes revenues on certain foundry and customer-specific products based on certain design, manufacturing and other milestones. The Company recognizes revenues on cost-plus contracts as work is performed. Revenues from customers who have acceptance criteria are not recognized until all acceptance criteria are satisfied. The Company has certain distributor agreements by which the

(In thousands unless noted otherwise, except share and per share amounts)

1. Summary of Significant Accounting Policies (Continued)

distributors are able to return a percentage of shipments within an allotted time. The Company reserves this contractual amount in full at the time of shipment. Revenue from distributors was $17.6 million, $14.3 million and $18.6 million in 2003, 2002 and 2001, respectively. Additionally, the Company records a general reserve based on historical experience and judgement of expected levels of returns, as well, as the Company becomes aware of potential returns due to warranty or other issues.

Product Warranty

The Company estimates a liability for costs to repair or replace products under warranties for one-year and technical support costs when the related product revenue is recognized.

The liability for product warranties is calculated based upon historical experience and specific warranty issues.

Product warranty activity consisted of:

	2003	2002
Beginning balance	$ 2,159	$1,577
Acquisition related	9,300	—
Accruals	1,321	1,388
Applications	(3,487)	(806)
Ending balance	$ 9,293	$2,159

Cash Equivalents

The Company considers all highly liquid debt and other instruments purchased with an original maturity of three months or less to be cash equivalents. These investments include obligations of U.S. government agencies, corporate debt securities and money market funds. Cash equivalents were $222.0 million and $226.2 million at December 31, 2003 and 2002, respectively.

Investments

Investment securities at December 31, 2003 and 2002 consisted of U.S. treasury securities and obligations of U.S. government agencies, municipal notes and bonds, corporate debt securities and other investments. All are available-for-sale.

The Company's investment policy sets minimum credit quality criteria and maximum maturity limits on its investment to provide for safety of principal, liquidity and a reasonable rate of return. Investments for which maturity from the balance sheet date is greater than one year are classified as long-term investments in marketable securities.

Available-for-sale securities are recorded at fair value, based on current market valuations. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of the securities sold. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts.

(In thousands unless noted otherwise, except share and per share amounts)

1. Summary of Significant Accounting Policies (Continued)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company has established an allowance for doubtful accounts of $1,211 and $3,867 at December 31, 2003 and 2002, respectively, which represents the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance by performing on-going evaluations of its customers and their ability to make payments. The Company determines the adequacy of the allowance based on length of time past due, historical experience and judgement of economic conditions. Additionally, the Company has a credit policy that is applied to potential customers. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Inventories

Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market (net realizable value). Costs include materials, direct labor and overhead. Inventories are shown net of reserves of $16,801 and $19,786 at December 31, 2003 and 2002, respectively. Existing inventories are evaluated each period for excess quantities and obsolescence. This evaluation includes identifying those parts specifically identified as obsolete and reserving for them, analyzing forecasted demand versus quantities on hand and reserving for the excess, identifying and recording other specific reserves, and estimating and recording a general reserve based on historical experience and our judgement of economic conditions. Although management feels that these are appropriate indicators of inventory valuation, these are estimates based on information that is subjective. If future demand or market conditions are less favorable than the projections, additional inventory reserves may be required and would be reflected in the financial statements in the period the adjustment is made. In addition, open purchase orders for some materials contain cancellation penalties. As of December 31, 2003, the Company had open purchase orders with potential penalties totaling $2,600.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Machinery and equipment under capital leases is stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value of the leased assets at the inception of the lease.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are as follows: three to seven years for machinery and equipment, furniture and fixtures and computer equipment and software and 39 years for buildings. Leasehold improvements are amortized over the shorter of the estimated life of the asset or the term of the related lease, generally three to seven years. Asset lives are reviewed periodically to determine if appropriate and adjustments are made as necessary. Depreciation begins at the time assets are placed in service. Maintenance and repairs are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over fair value of assets of business acquired. The Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, as of

1. Summary of Significant Accounting Policies (Continued)

January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.*

Other intangible assets consists primarily of patents, developed technology and other intangibles with estimable useful lives, ranging from two to 10 years, are amortized on a straight-line basis over their estimated useful lives and debt issuance costs. The Company performs impairment tests when events and circumstances warrant. Prior to the adoption of SFAS No. 142, other intangible assets were amortized on a straight-line basis from two to 10 years. The amount of other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. Financing costs related to the issuance of debt are capitalized as other noncurrent assets, net and amortized to interest expense over the term of the related debt using the straight-line method, which approximates the effective interest method.

Intangible assets consisted of the following (in thousands):

	At December 31,	
	2003	2002
Intangible assets:		
Patents, technology and other	$10,044	$ 7,065
Debt issuance costs	9,252	9,252
	$19,296	16,317
Less:		
Patents, technology and other amortization	$ 4,493	1,238
Debt issuance amortization	5,335	4,101
	$ 9,468	$10,978

Intangible assets are included in other non-current assets in the Consolidated Balance Sheet. See additional discussion of intangible assets in Footnote 6.

Investments in Other Companies

The Company has made several investments in small, privately held technology companies. The Company accounts for these investments using the cost method as the Company does not have significant influence over the companies. The Company monitors these investments for impairment and makes appropriate reductions in carrying value when an other-than-temporary decline is evident. The Company evaluates the financial condition of the investee, market conditions and other factors providing an indication of the fair value of the investments. As of December 31, 2003 and 2002, the book value of investments in privately held companies was $2.1 million and $7.3 million, respectively.

Research and Development Costs

The Company charges research and development costs associated with the development of new products to expense when incurred.

(In thousands unless noted otherwise, except share and per share amounts)

1. Summary of Significant Accounting Policies (Continued)

Engineering and design costs related to revenues on nonrecurring engineering services billed to customers are classified as cost of goods sold.

Advertising Costs

The Company expenses advertising costs as incurred.

Comprehensive Income (Loss)

The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". The objective of SFAS No. 130 is to report all changes in equity that result from transactions and economic events other than transactions with owners. Accumulated other comprehensive income includes unrealized holding gains and losses on available-for-sale investments and unrealized gains and losses on cash flow hedges which are included as a separate component of stockholders' equity until realized. For the years presented, other comprehensive loss approximates net income.

Net Loss Per Share

Basic net loss per share is net loss available to common stockholders divided by the weighted-average number of common shares outstanding. Diluted net loss per share is similar to basic except that the denominator includes potential common shares that, had they been issued, would have had a dilutive effect.

Common stock equivalents related to stock options and conversion of convertible subordinated notes totaling 16,600,243, 14,997,417, and 16,342,181 were anti-dilutive and, therefore, were not included in the diluted net income (loss) per share calculation for 2003, 2002 and 2001, respectively.

Financial Instruments

The carrying amount of cash equivalents, investments, trade accounts receivable and accounts payable, accrued payroll and other accrued liabilities approximates fair value due to the short-term nature of these instruments. The fair value of capital lease obligations at December 31, 2002 was estimated by discounting the future cash flows using market interest rates and did not differ significantly from that reflected in the accompanying financial statements. The fair market value of the 4% convertible subordinated notes due 2007 was $255,704 at December 31, 2003 and $208,547 at December 31, 2002.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that all or a portion of the deferred tax assets will not be realized. The Company considers future taxable income and prudent and feasible tax planning strategies in

1. Summary of Significant Accounting Policies (Continued)

determining the need for a valuation allowance. For 2002 and 2003, the Company determined that a valuation allowance should be recorded against all of its deferred tax assets.

Foreign Currency Exchange and Remeasurement

The Company's functional currency for all operations worldwide is the U.S. dollar. For foreign operations with the U.S. dollar as the functional currency, monetary assets and liabilities are remeasured at the year-end exchange rates. Certain non-monetary assets and liabilities are remeasured using historical rates. Statements of operations are remeasured at an average exchange rate for the year. Foreign currency gains and losses resulting from remeasurement or settlement of receivables and payables denominated in a currency other than the functional currency are included in "Other income (expense)".

Forward Exchange Contracts

The Company accounts for derivatives and hedging activities in accordance with FASB Statement No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities ("SFAS 133"),* as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge), or a hedge or a net investment in a foreign operation. For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Changes in the fair-value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm committement of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify foreign-currency hedges are recorded in either earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or cash-flow hedge.

As of December 31, 2003, the Company had forward currency contracts outstanding of $15 million to hedge net balance sheet exposures, of which $13 million were to sell euros and $2 million to buy euros at varying dates.

(In thousands unless noted otherwise, except share and per share amounts)

1. Summary of Significant Accounting Policies (Continued)

ESOP Compensation Expense

The Company accounts for ESOP shares acquired prior to January 1, 1993 in accordance with Statement of Position 76-3, *Accounting Practices for Certain Employee Stock Ownership Plans* ("SOP 76-3") which requires compensation expense to be measured using the cost basis of the shares when the shares are committed to be released to employees.

Stock-Based Compensation

The Company accounts for compensation cost related to employee stock options and other forms of employee stock-based compensation plans other than ESOP in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees ("APB 25")*, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company also applies FASB Statement No. 123, *Accounting for Stock-Based Compensation*, which allows entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS 123 had been applied.

The Company continues to apply the provisions of APB 25 in accounting for its plans. As the fair value was equal to the grant price on the date of grant no compensation cost has been recognized for its stock based compensation awards in the financial statements. Had the Company determined compensation cost based on the fair value at the date of grant for its stock based compensation awards under SFAS 123, the Company's net loss would have been adjusted to the pro forma amounts indicated below

	2003	2002	2001
Net income (loss) as reported	$ (72,978)	$(158,560)	$(26,211)
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of tax	(53,559)	(56,253)	(36,642)
Pro forma net income (loss)	$(126,537)	$(214,813)	$(62,853)
Earnings per share:			
Basic and diluted—as reported	$ (0.54)	$ (1.20)	$ (0.20)
Basic and diluted—pro forma	$ (0.94)	$ (1.63)	$ (0.48)

Impairment of Long-lived Assets and Long-lived Assets to be Disposed of

FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets ("SFAS 144")*, provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held-for-sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002.

(In thousands unless noted otherwise, except share and per share amounts)

1. Summary of Significant Accounting Policies (Continued)

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by reference to market prices or through discounted cash flow analysis, depending on the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

Impact of Recently Issued Accounting Pronouncements

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003) ("FIN 46R"), *Consolidation of Variable Interest Entities*, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in variable interest entities ("VIEs") created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, FIN 46R will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities, and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and noncontrolling interest of the VIE. The Company does not currently have any variable interests in VIEs, but does not expect the application of the Interpretation to have a significant impact on it.

In June 2002, the FASB issued Statement No. 146 ("SFAS 146"), *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3 ("EITF 94-3"), *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity*. The provisions of SFAS 146 were effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

In December 2002, the FASB issued Statement No. 148 ("SFAS 148"), *Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123*, which amends FASB Statement No. 123 ("SFAS 123"), *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on

1. Summary of Significant Accounting Policies (Continued)

reported results. SFAS 148 is effective for transition alternatives for fiscal years ending after December 15, 2002, is effective for interim disclosures for periods beginning after December 15, 2002, and is effective for annual disclosures for fiscal years ending after December 15, 2002. The adoption of this standard did not have a material effect on the Company's financial position or results of operations.

2. Business Combinations

Sawtek, Inc.

On July 19, 2001, Sawtek, Inc. became a wholly owned subsidiary of the Company. The Company issued approximately 48.8 million shares of common stock in exchange for all the outstanding common stock of Sawtek. Additionally, outstanding options to purchase Sawtek common stock were exchanged for approximately 2.6 million options to purchase the Company's common stock. The transaction was accounted for as a pooling-of-interests transaction and qualified as a tax-free exchange of shares.

Infineon Technologies AG GaAs Business

On July 1, 2002, the Company completed the acquisition of the GaAs Business of Infineon Technologies AG ("Infineon"). The acquisition was accounted for as a purchase transaction and the results of operations are included in the consolidated financial statements from the date of acquisition. At the closing date, the Company paid Infineon EUR50.0 million, of which EUR10.0 million represents an earnout deposit. Pursuant to the purchase agreement, Infineon may earn up to an additional EUR74.0 million over a 24-month period based upon revenues generated by the acquired business, for an aggregate purchase price of EUR124.0 million. The Company does not anticipate any additional payments under this agreement and expects a return of the deposit. Subsequent to the close of the acquisition, certain fixed assets were also purchased for EUR5.5 million less EUR1.5 million in funded liabilities acquired ($4.0 million at various spot rates). There are also various other guarantees and contingencies which could affect the amount of the final purchase price. On October 1, 2002, the time period lapsed for the Company to reach a subsequent agreement with Infineon as to the inclusion of Infineon's Hi Rel business in the acquisition of Infineon's GaAs Business. Since an agreement was not reached, the minimum purchase price of the acquisition was adjusted to EUR42.0 million from EUR45.0 million. The Company acquired this business to strengthen its European presence and to expand its market and product offerings in the wireless communications industry.

Details of the purchase price were as follows (in thousands):

Cash paid at closing	$53,559
Acquisition costs	568
Less: Earnout deposit	(9,910)
Total purchase price	$44,217

2. Business Combinations (Continued)

The purchase price was allocated to the assets and liabilities based on fair values as follows (in thousands):

Machinery and equipment	$ 5,440
Identifiable intangibles	13,373
Acquired in-process research and development	2,675
Goodwill	24,024
Liabilities	(1,295)
Allocated purchase price	$44,217

In connection with this acquisition, the Company obtained a third-party valuation of the assets for purposes of the purchase price allocation. Acquired in-process research and development ("IPR&D") assets were expensed at the date of acquisition in accordance with FASB Interpretation No. 4 ("FIN 4"), *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method*. The value assigned to IPR&D related to research projects for which technological feasibility had not been established and no future alternative uses existed. The fair value was determined using the income approach, which discounts expected future cash flows from projects under development to their net present value using a risk adjusted rate. Each project was analyzed to determine the following: the technological innovations included; the utilization of core technology; the complexity, cost and time to complete development; any alternative future use or current technological feasibility; and the stage of completion. Future cash flows were estimated based upon management's estimates of revenues expected to be generated upon completion of the projects and the beginning of commercial sales and related operating costs. The discount rates utilized ranged from 25% to 50% and were based on the novelty of the technology, the risks remaining to complete each project, and the extent of the Company's familiarity with the technology. The goodwill acquired in this transaction was allocated to the Oregon operating unit. In addition, as of December 31, 2002, the Company wrote off all goodwill associated with this acquisition.

A Portion of the Assets of IBM's Wireless Phone Chipset Business

On July 1, 2002, the Company completed the acquisition of a portion of the assets of IBM's wireless phone chipset business. The acquisition was accounted for as a purchase transaction and the results of operations are included in the consolidated financial statements from the date of acquisition. At the closing date, the Company paid $21.8 million to IBM for the related assets, of which $5.0 million represented an earnout deposit. As of December 31, 2003, the $5.0 million earnout deposit has been returned to the Company. The Company acquired this business to expand its market and product offerings in the wireless communications industry and to strengthen its capabilities in silicon germanium process technology.

2. Business Combinations (Continued)

Details of the purchase price are as follows (in thousands):

Cash paid at closing	$21,750
Acquisition costs	1,661
Less: Earnout deposit	(5,000)
Total purchase price	$18,411

The purchase price was allocated to the assets and liabilities based on fair values as follows (in thousands):

Machinery and equipment	$ 1,959
Technology licenses	1,635
Acquired in-process research and development	5,900
Current technology	1,077
Backlog	158
Goodwill	7,682
Allocated purchase price	$18,411

In a transaction related to this acquisition, the Company transferred $1.3 million of the acquired machinery and equipment, $1.0 million of the technology licenses, $733 of acquired workforce and $11.0 million in cash to a privately held technology company in exchange for a note receivable of $14.0 million.

Pro forma results of operations have not been presented for this acquisition because its effects were not material on either an individual or aggregate basis.

In connection with this acquisition, the Company obtained a third-party valuation of the assets for purposes of the purchase price allocation. Acquired IPR&D assets were expensed at the date of acquisition in accordance with FIN 4. The value assigned to IPR&D related to research projects for which technological feasibility had not been established and no future alternative uses existed. The fair value was determined using the income approach, which discounts expected future cash flows from projects under development to their net present value using a risk adjusted rate. Each project was analyzed to determine the following: the technological innovations included; the utilization of core technology; the complexity, cost and time to complete development; any alternative future use or current technological feasibility; and the stage of completion. Future cash flows were estimated based upon management's estimates of revenues expected to be generated upon completion of the projects and the beginning of commercial sales and related operating costs. The projections assume that the technologies will be successful and that the product's development and commercialization will meet management's time schedule. The discount rate utilized was 29% and was based on the novelty of the technology, the risks remaining to complete each project, and the extent of the Company's familiarity with the technology. The goodwill acquired in this transaction was allocated to the Oregon operating unit. In addition, as of December 31, 2002, the Company wrote off all goodwill associated with this acquisition.

A Portion of Agere's Optoelectronics Business

On January 2, 2003, we completed our acquisition of a substantial portion of the Optoelectronics Business of Agere for $40 million in cash plus acquisition costs and certain assumed liabilities. We

2. Business Combinations (Continued)

acquired this business to expand our market and the product offerings of our optical networks business. The transaction included the products, technology and some facilities related to Agere's Optoelectronics Business, which includes active and passive components, amplifiers, transceivers, transponders and other products. As part of the acquisition, the Company also assumed operation of the back-end assembly and test operations associated with these components at a leased facility in Matamoros, Mexico.

Details of the purchase price were as follows (in thousands):

Cash paid at closing	$40,000
Acquisition costs	200
Total purchase price	$40,200

The purchase price was allocated to the assets and liabilities based on fair values as follows (in thousands):

Inventory	$ 12,000
Other assets	12,000
Property, plant and equipment	36,271
Identifiable intangibles	2,178
Acquired in-process research and development	500
Liabilities	(22,749)
Allocated purchase price	$ 40,200

Through a transition services agreement, Agere provided some business infrastructure services to us for a short period following the close of the transaction to ensure seamless transition of the business operations. On May 6, 2003, we sold a portion of the assets acquired in this transaction for $6.6 million in cash.

In connection with this acquisition and the acquisitions made in 2002 and 2001 as described below, we obtained third-party valuations of the assets for purposes of purchase price allocation. Acquired in-process research and development ("IPR&D") assets were expensed at the date of acquisition in accordance with FASB Interpretation No. 4 ("FIN 4"), *Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase.* The value assigned to IPR&D related to research projects for which technological feasibility had not been established and no future alternative uses existed. The fair value was determined using the income approach, which discounts expected future cash flows from projects under development to their net present value using a risk adjusted rate. The projects were analyzed to determine the following: the technological innovations included; the utilization of core technology; the complexity, cost and time to complete development; any alternative future use or current technological feasibility; and the stage of completion. Future cash flows were estimated based upon management's estimates of revenues expected to be generated upon completion of the projects and the beginning of commercial sales and related operating costs. The projections assume that the technologies will be successful and that the products' development and commercialization will meet management's time schedule. The discount rate is based on the novelty of the technology, the risks remaining to complete each project, and the extent of our familiarity with the technology. Accordingly, IPR&D of $500,000 based on a discount rate of 35% associated with the

TriQuint Semiconductor, Inc.

Notes to Consolidated Financial Statements (Continued)

(In thousands unless noted otherwise, except share and per share amounts)

2. Business Combinations (Continued)

portion of the Agere Optoelectronics Business which we acquired, was expensed as of the date of acquisition.

The pro forma amounts shown for the twelve months ended December 31, 2002 reflect adjustments for both the Infineon and Agere acquisitions. The pro forma amounts shown for the year ended December 31, 2001 reflect adjustment for the Infineon acquisition only.

	Pro forma (Unaudited)	
	Twelve Months Ended December 31, 2002	Twelve Months Ended December 31, 2001
Revenues	$ 508,514	$ 280,552
Net loss	(382,392)	(170,547)
Loss per share—basic	$ (2.90)	$ (1.29)
Loss per share—diluted	$ (2.90)	$ (1.29)

3. Short-term and Long-term Investments in Marketable Securities

The cost, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale investments by types and classes of security at December 31, 2003 and 2002 consisted of the following (in thousands):

	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
At December 31, 2003				
Available-for-sale:				
U.S. treasury securities and obligations of U.S. government agencies	$128,280	$257	$208	$128,329
Corporate debt securities and other	49,858	53	—	49,911
Total investments	$178,138	$310	$208	$178,240
At December 31, 2002				
Available-for-sale:				
U.S. treasury securities and obligations of U.S. government agencies	$144,083	$482	$ 8	$144,557
Municipal notes and bonds				
Corporate debt securities and other	96,070	192	5	96,257
Total investments	$240,153	$674	$ 13	$240,814

Investments by contractual maturity are as follows (in thousands):

	Cost	Fair value
At December 31, 2003		
Due or callable in one year or less	$80,077	$80,106
Due after one year through 42 months	$98,061	$98,134

4. Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	December 31,	
	2003	2002
Land	$ 19,691	$ 11,686
Buildings	89,226	38,440
Leasehold improvements	2,014	16,910
Machinery and equipment	236,017	181,757
Furniture and fixtures	6,972	8,790
Computer equipment and software	20,269	18,784
Assets in process	6,385	9,348
	380,574	285,715
Less accumulated depreciation and amortization	158,896	131,828
	$221,678	$153,887

Depreciation expense for the years ended December 31, 2003, 2002, and 2001 was $35,029, $35,502 and $28,016 respectively. This includes depreciation expense associated with equipment leased to another company classified as "Other, net" in the Consolidated Statement of Operations of $5 and $71 for the years ended December 31, 2003 and 2002, respectively. There was no similarly classified depreciation expense in 2001.

5. Leases

At December 31, 2003, the Company had no outstanding capital leases. At December 31, 2002, the Company had outstanding $341 of capital leases. The interest rates on these capital leases ranged from 7.9% to 9.9%. The leases were payable in monthly installments of principal and interest through 2003 and were secured by equipment.

The Company also leases certain equipment, office and manufacturing space under operating leases that expire at various dates through 2008. The future minimum lease payments under installment notes and non-cancelable leases as of December 31, 2003 were as follows (in thousands):

	Operating leases
Years ending:	
December 31, 2004	1,768
December 31, 2005	1,783
December 31, 2006	1,799
December 31, 2007	1,816
December 31, 2008	1,712
Total	$ 8,878

Rent expense under operating leases was $2,672, $2,168, and $11,392 during the years ended December 31, 2003, 2002 and 2001, respectively.

5. Leases (Continued)

In August 2000, the Company acquired a 420,000 square foot wafer fabrication facility located in Richardson, Texas for $87 million. The acquisition was financed by a variable interest entity ("VIE") sponsored by a financial institution in which the Company contributed $73 million and a lender contributed $14 million. In September 2002, the Company completed an improvement to the Richardson, Texas facility, of which $18.5 million was financed through the same financial institution-sponsored VIE as part of the original financing agreement. The Company contributed $14.5 million and the lender contributed $4.0 million. Of the total amount contributed to the VIE, the Company was required to collateralize 97% through pledged investment securities and a participation interest in the VIE. Under the agreement, the Company was required to make lease payments through August 2005 or purchase the property at that time. On July 16, 2003, the Company terminated the lease on its wafer fabrication facility located in Richardson, Texas and took ownership of the facility. In association with the termination of this lease, the Company released the $17.4 million on its balance sheet as "Restricted long-term assets" as of December 31, 2002 to the financial institution sponsoring the lease and incurred various legal fees associated with the title transfer. In addition, of the $88.1 million shown on the Company's balance sheet as "Other investment" as of December 31, 2002, representing the Company's previous participation in the VIE financing of the facility, $46.1 million was reclassified as "Property, plant and equipment" and $42.0 million was recorded as a noncash charge to earnings during the year ended December 31, 2003 for costs associated with the termination of this lease. This charge is classified as "Lease termination costs" on the Consolidated Statements of Operations.

6. Goodwill and Other Acquisition-Related Intangible Assets

Changes in the carrying amount of goodwill for 2003 and 2002 were as follows (in thousands):

Balance as of December 31, 2001	$ —
Workforce reclassified as goodwill	450
Goodwill acquired during the period	31,706
Sale of a portion of acquired IBM business	(733)
Impairment of goodwill	(30,973)
Balance as of December 31, 2002	$ 450
Goodwill acquired during the period	—
Impairment of goodwill	—
Balance as of December 31, 2003	$ 450

6. Goodwill and Other Acquisition-Related Intangible Assets (Continued)

Information regarding the Company's other acquisition-related intangible assets and goodwill was as follows (in thousands):

	December 31, 2003			December 31, 2002		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Patents, trademarks and other	$10,044	$4,493	$5,551	$7,065	$1,238	$5,827
Total	$10,044	$4,493	$5,551	$7,065	$1,238	$5,827

Amortization expense of other acquisition-related intangible assets was $3,254, $1,503 and $256 for the years ended December 31, 2003, 2002 and 2001, respectively. The periods over which the Company amortizes these intangible assets range from two to 10 years, depending on the estimated useful life of the intangible asset. In addition, amortization of bond issuance costs was $1,233, $1,307 and $1,510 in 2003, 2002 and 2001 respectively. This expense is classified as "Interest expense" in the Consolidated Statements of Operations. The net asset balances are included in "Other current assets" in the Consolidated Balance Sheets.

The estimated future amortization expense of other acquisition-related intangible assets is as follows (in thousands):

Years ending:	
December 31, 2004	$2,551
December 31, 2005	2,416
December 31, 2006	289
December 31, 2007	289
December 31, 2008	220
Thereafter	220

7. Assets Held for Sale

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), the Company has classified the buildings and land associated with its Pennsylvania operations, totaling $22,291, and certain equipment, totaling $2,132 associated with its Texas operations as assets held for sale. The Company is marketing these assets for sale and expects to sell them within a year.

8. Other Accrued Liabilities

Other accrued liabilities consisted of the following (in thousands):

	December 31,	
	2003	2002
Warranty liability	$ 9,293	$ 2,159
Accrued interest payable	3,583	3,584
Accrued real estate tax	95	2,225
Sales return reserve	4,387	1,768
Other	11,786	7,901
	$29,144	$17,637

9. Convertible Subordinated Notes

In February and March 2000, the Company completed the sale of $345,000 aggregate principal amount of 4% convertible subordinated notes due 2007, raising approximately $333,900 net of fees and expenses. The notes are unsecured obligations of the Company and subordinated to all of the Company's present and future senior indebtedness. Interest on the notes is payable in arrears semiannually on each March 1 and September 1. The notes are convertible, at the option of the holder, at any time prior to redemption or maturity into shares of the Company's common stock at a conversion price per share of $67.80, subject to certain adjustments. During 2002, the Company repurchased approximately $27,745 of these notes at a cost of $21,137. The repurchase resulted in a gain on retirement of long term debt of $6,009 which is net of a write down of issuance costs of $599. During 2001, the Company repurchased approximately $48,500 of these notes at a cost of $39,100, which included a write-down of issuance cost of $1,228. This repurchase resulted in a gain of $9,401.

10. Income Taxes

Domestic and foreign pre-tax income (loss) was as follows:

	Years ended December 31,		
	2003	2002	2001
Domestic	$(88,889)	$(139,158)	$(52,462)
Foreign	14,367	14,839	11,919
Total	$(74,522)	$(124,319)	$(40,543)

(In thousands unless noted otherwise, except share and per share amounts)

10. Income Taxes (Continued)

Income tax expense (benefit) consisted of:

	Years ended December 31,		
	2003	2002	2001
Current:			
Federal	$ 741	$ 6,063	$ 11,946
State	(1,916)	1,087	1,644
Foreign	(369)	—	—
Total current	(1,544)	7,150	13,590
Deferred:			
Federal	—	24,554	(24,088)
State	—	2,537	(3,834)
Foreign	—	—	—
Total deferred	—	27,091	(27,922)
Income tax expense (benefit)	$(1,544)	$34,241	$(14,332)

The effective tax rate differed from the federal statutory income tax rate as follows:

	Years ended December 31,		
	2003	2002	2001
Tax computed at federal statutory rate	(35.0)%	(35.0)%	(35.0)%
State income tax, net of federal effect	(2.0)	(2.0)	(3.8)
Increase in valuation allowance	38.1	69.7	11.7
Non-deductible merger costs	—	—	3.3
Foreign sales benefit	—	(0.8)	(4.9)
Current benefit of tax exemption of Costa Rican subsidiary	(5.7)	(5.6)	(8.7)
Subpart F income	3.0	—	—
IRS settlement	2.7	—	—
Other, including tax credits, tax-exempt interest income and dividend income	(3.2)	1.2	2.0
Effective tax rate	(2.1)%	27.5%	(35.4)%

(In thousands unless noted otherwise, except share and per share amounts)

10. Income Taxes (Continued)

The tax effects of significant items comprising the Company's deferred tax asset and liability were as follows:

	2003	2002
Deferred tax assets:		
Amortization and depreciation	27,546	16,753
Capitalized research and development expenditures	8,434	9,559
Reserves and allowances	4,215	9,140
Accrued liabilities	1,430	2,750
Asset impairment	27,777	36,001
Impairment of investment in other companies	5,463	14,699
Inventory	6,839	—
Other	—	2,778
Net operating loss carryforwards	44,670	—
Capital loss carryforwards	6,174	—
Research and development and other credits	2,338	2,338
Total deferred tax asset	134,886	94,018
Valuation allowance	(134,886)	(94,018)
Net deferred tax asset/(liability)	$ —	$ —

The Company recorded a tax provision benefit of approximately $1.5 million for the year ended December 31, 2003. The provision does not reflect a benefit for current year losses due to a full valuation allowance against deferred tax assets. The net change in total valuation allowance for the deferred tax assets for 2003, 2002 and 2001 were increases of $40,868, $88,003 and $5,856 respectively.

In assessing the realizability of deferred tax assets, SFAS No. 109 establishes a more likely than not standard. If it is determined that it is more likely than not that deferred tax assets will not be realized, a valuation allowance must be established against the deferred tax assets. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the associated temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Although the Company anticipates future sustained profitability, SFAS No. 109 requires that recent historical operating performance and income projections be considered in assessing the realizability of the deferred tax assets. The more likely than not assessment was principally based upon the losses generated during 2003, 2002 and 2001.

At December 31, 2003, the Company had approximately $114,560 of net operating loss carryforwards to offset future U.S. taxable income, expiring from 2004 through 2023, $99,565 for state tax purposes, expiring 2003 through 2023 and $4,962 for foreign tax purposes, which begin to expire in 2007. Additionally, during 2003 the Company generated $16,248 of capital loss carryforward to offset future capital gains, which will expire in 2008. The Company has placed a full valuation allowance against the tax effect of all net operating and capital loss carryforwards.

(In thousands unless noted otherwise, except share and per share amounts)

10. Income Taxes (Continued)

For 2003, the Company generated $1,362 of net operating loss carryforwards resulting from stock option transactions, which were offset by a valuation allowance. The Company will record benefits to additional paid in capital as the net operating losses are realized pursuant to SFAS No 109. Due to the creation of a valuation allowance against deferred tax assets during 2002, the Company recorded a decrease to additional paid-in capital of $8,074 to reverse the benefit of net operating loss carryforwards generated from stock option transaction.

During 2003, the Company settled an IRS tax examination relating to the 2000 and 2001 tax years, which resulted in the reduction of net operating loss carryforwards by $2,292 and $10,105, respectively.

The Company provided for deferred taxes on the non-repatriated earnings of its subsidiary in Costa Rica prior to fiscal 2000. This subsidiary benefited from a complete exemption from Costa Rican income taxes through 2003, 75% exemption through 2005, and 50% exemption thereafter through 2007. In 2000, the Company determined that its investment in Costa Rica was permanent and that its earnings are considered indefinitely reinvested; and, accordingly, no provision for United States federal and state income taxes has been provided for 2003, 2002 or 2001. In the event the Costa Rican subsidiary remits these earnings to the U.S. parent; the earnings may be subject to U.S. federal and state income taxes. The estimated unrecognized deferred income tax liability on these unremitted earnings at December 31, 2003 and 2002 is approximately $44,300 and $39,600, respectively.

11. Concentration of Risk

Suppliers

The Company currently obtains some components, equipment and services for their products from limited or single sources. The Company purchases these components, equipment and services on a purchase order basis, does not carry significant inventories of components and does not have any long-term supply contracts with these vendors. Requirements of the Company are relatively small compared to silicon semiconductor manufacturers. Access to sufficient capacity from these vendors in periods of high demand may be limited, as the Company often does not account for a significant part of the vendor's business. If the Company were to change any of its sole or limited source vendors, it would be required to requalify each new vendor. Requalification could prevent or delay product shipments that could negatively affect its results of operations. In addition, reliance on these vendors may negatively affect the Company's production if the components, equipment or services vary in reliability or quality. If the Company is unable to obtain timely deliveries of sufficient quantities of acceptable quality or if the prices increase, results of operations could be harmed.

Credit Risk

The Company performs periodic credit evaluations of certain customers and generally does not require collateral; however, in certain circumstances, the Company may require letters of credit from its customers. All of the Company's customers are in the communications markets.

Foreign Currency Exchange

At times the Company may engage in foreign exchange forward contracts to lock in the cost of foreign currency exposures for the purchase of equipment or raw materials denominated in foreign

11. Concentration of Risk (Continued)

currencies. While these forward contracts are subject to fluctuations in value from movement in the foreign currency exchange rates, such fluctuations are offset by the change in value of the underlying exposures being hedged.

The Company is not a party to leveraged derivatives and does not hold or issue financial instruments for trading purposes. Foreign currency contracts are entered into with major financial institutions with investment grade credit ratings, thereby decreasing the risk of credit loss. Gains and losses on instruments that hedge firm commitments are deferred and are included in the basis of the underlying hedged item.

12. Segment Information

The Company complies with Statement of Financial Accounting Standards No. 131 ("SFAS 131"), *Disclosures About Segments of an Enterprise and Related Information*. SFAS 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas and major customers. The method for determining what information to report is based on the way that management organizes the segments within the Company for making operating decisions and assessing financial performance.

The Company's chief operating decision maker is considered to be the President and Chief Executive Officer (the "CEO"). The Company's CEO evaluates both consolidated and disaggregated financial information in deciding how to allocate resources and assess performance. The CEO receives certain disaggregated financial information for the Company's four markets: Wireless Phones, Infrastructure Networks, Optical Networks and Defense, and four operating units: Oregon, Optoelectronics, Texas and Sawtek.

The Company has aggregated its businesses into a single reportable segment as allowed under SFAS 131 because they have similar long-term economic characteristics, including average gross margin. In addition, they are similar in regards to (a) nature of products and production processes, (b) type of customers and (c) method used to distribute products. Accordingly, the Company describes its reportable segment as high-performance components and modules for communications applications. All of the Company's revenues result from sales in these product lines.

Revenues by business markets (as defined by the Company in 2002), as a percentage of total revenues for 2003, 2002 and 2001 were as follows: Wireless Phones, 41%, 45% and 35% respectively; Infrastructure Networks, 29%, 31% and 35% respectively; Optical Networks, 14%, 5% and 18% respectively; and Defense, 16%, 19% and 12% respectively.

Revenues outside of the United States, in thousands, were approximately $189,000 in 2003 of which revenues to Korea were approximately $49,100. In 2002 and 2001, revenues outside of the United States, in thousands, were approximately $151,200 and $147,500 respectively, of which revenues to Korea were $34,900 in 2002. There were no other foreign countries to which revenues represented 10% or more of revenues.

Revenues are reported in the geographic areas where they originate. Transfers from the U.S. to Costa Rica are made on a basis intended to reflect the market price of the products. Transfers from the U.S. to Costa Rica are accounted for at amounts that are above cost and are consistent with rules

12. Segment Information (Continued)

and regulations of taxing authorities. Such transfers are eliminated in the consolidated financial statements.

Selected financial information by geographical area is summarized below (in thousands):

	Years ended December 31,							
	Revenues			Operating Income (Loss)			Total Assets	
	2003	2002	2001	2003	2002	2001	2003	2002
United States	$258,515	$214,001	$292,746	$(84,289)	$(124,758)	$(57,977)	$657,063	$719,279
Costa Rica	84,438	79,147	60,975	10,002	14,220	10,467	135,737	121,851
Transfers/Eliminations	(30,681)	(25,835)	(18,749)	(99)	(108)	(14)	0	(464)
Consolidated Results	$312,272	$267,313	$334,972	$(74,386)	$(110,646)	$(47,524)	$792,800	$840,666

To date, substantially all sales have been denominated in U.S. dollars. The functional currency for the Costa Rican operations is the U.S. dollar as sales, most material cost and equipment are U.S. dollar denominated. The impact of fluctuations of the local Costa Rican currency is not considered significant and is not hedged.

Revenues for significant customers, those representing approximately 10% or more of total revenues for each period, were as follows:

	Years ended December 31,		
	2003	2002	2001
Nokia	—	10%	15%
Motorola	14%	16%	—

Related receivables from Motorola customer were 8% and 9% of trade accounts receivable at December 31, 2003 and 2002, respectively.

13. Employee Benefit Plans

The Company has a qualified retirement plan under the provisions of Section 401(k) of the Internal Revenue Code covering substantially all employees in the United States. Participants in this plan may defer up to the maximum annual amount allowable under IRS regulations. Company contributions to the 401(k) Plan were approximately $733, $745 and $2,226 in 2003, 2002 and 2001. The Company also has profit share and other benefit plans covering substantially all employees worldwide. The Company made contributions under these plans of approximately $180, $211, and $170 for 2003, 2002 and 2001, respectively.

In addition, the Company has established a stock ownership plan and stock purchase plan. Under an Employee Stock Ownership Plan for Sawtek employees, the Company made contributions of approximately $209, $223, and $237 during 2003, 2002 and 2001, respectively. Share allocation to participants' accounts were 831,599, 887,164, and 942,727 during 2003, 2002 and 2001 respectively. Under an Employee Stock Purchase Plan employees are able to purchase the Company's common stock at 85% of fair market value.

(In thousands unless noted otherwise, except share and per share amounts)

14. Stock Options

Stock Option Plans

Under the 1987 and 1996 Stock Incentive Programs, the 1998 Nonstatutory Stock Option Plan, and the acquired Sawtek Stock Option Plan (the "Plans"), the Company has authorized the issuance of 11,386,612, 31,050,000, 4,000,000 and 2,602,827 common shares, respectively, of which a total of 8,091,958 shares were available to grant as of December 31, 2003. The 1987 and 1996 Plans provide for the grant of incentive stock options to officers and other employees of the Company or any parent or subsidiary. The 1998 Plan provides for the grant of non-qualified stock options to non-officer employees of the Company. Subject to the discretion of the Board of Directors, options granted under the Plans generally vest and become exercisable at the rate of 28% at the end of the first year, and thereafter at a rate of 2% per month and have a 10 year term.

The stock plans were amended in 2002 to provide that options granted thereunder must have an exercise price per share no less than 100% of the fair market value of the share price on the grant date.

With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The terms of all options granted under the Plans may not exceed 10 years. The fair value of each stock based compensation award is estimated on the date of grant using the Black Scholes option-pricing model assuming no dividend yield and the following weighted-average assumptions for stock based compensation awards:

	Stock Option Plans		
	2003	2002	2001
Risk-free interest rate	3.52%	3.82%	4.56%
Expected life in years	5.8	5.4	5.4
Expected volatility	93%	97%	94%
Per share weighted-average fair value	$ 3	$ 5	$ 11

	Employee Stock Purchase Plans		
	2003	2002	2001
Risk-free interest rate	1.24%	2.00%	3.49%
Expected life in years	0.5	0.5	0.5
Expected volatility	71%	95%	114%
Per share weighted-average fair value	$ 2	$ 2	$ 6

(In thousands unless noted otherwise, except share and per share amounts)

14. Stock Options (Continued)

Activity under the Company's stock option plans was as follows:

	Number of shares	Weighted-average exercise price
Options outstanding at December 31, 2000	16,657,832	$15.98
Options:		
Granted	4,250,219	16.51
Exercised	(2,060,654)	3.59
Canceled	(1,184,993)	23.91
Options outstanding at December 31, 2001	17,662,404	$16.80
Options:		
Granted	4,355,426	6.88
Exercised	(1,128,666)	3.06
Canceled	(1,720,900)	21.87
Options outstanding at December 31, 2002	19,168,264	$14.94
Options:		
Granted	7,265,033	4.14
Exercised	(527,920)	3.03
Canceled	(1,648,627)	11.36
Options outstanding at December 31, 2003	24,256,750	$12.21

The following table summarizes information concerning stock options outstanding and exercisable at December 31, 2003:

Range of exercise prices	Number outstanding as of December 31, 2003	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable as of December 31, 2003	Weighted-average exercise price
$ 0.59 - 3.04	3,222,206	4.87	$ 2.66	2,906,786	$ 2.63
3.05 - 3.42	702,978	5.93	3.27	463,081	3.32
3.44 - 3.53	2,644,731	9.23	3.52	145,591	3.53
3.54 - 4.63	1,152,088	5.27	3.95	791,370	3.92
4.66 - 4.66	2,846,169	9.01	4.66	0	0.00
4.67 - 7.21	3,174,078	8.12	6.35	1,221,017	6.29
7.44 - 10.38	2,476,551	7.10	9.85	1,419,825	9.95
10.76 - 21.13	3,965,828	6.65	15.86	3,074,073	16.90
21.28 - 36.50	2,509,036	6.67	32.18	1,588,748	31.66
36.75 - 61.44	1,563,085	6.00	44.74	1,349,591	44.77
	24,256,750	7.09	$12.21	12,960,082	$15.22

(In thousands unless noted otherwise, except share and per share amounts)

15. Capital Structure

Preferred Shares Rights Agreement

On June 30, 1998, the Company adopted a Preferred Shares Rights Agreement (the "Agreement"). Pursuant to the Agreement, rights were distributed as a dividend at the rate of one right for each share of TriQuint common stock, par value $0.001 per share of the Company held by stockholders of record as of the close of business on July 24, 1998. The rights will expire on June 29, 2008, unless redeemed or exchanged. Initially, under the Agreement, each right entitled the registered holder to buy one share of preferred stock for $20.83. On April 5, 2000, the Company approved an amendment to the Agreement to increase the per unit price to $200.00. These prices are reflective of all stock splits. The rights will become exercisable only if a person or group (other than stockholders currently owning 15% of the Company's common stock) acquires beneficial ownership of 15% or more of the Company's common stock, or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock.

16. Impairments

During 2002, the Company recorded charges of $94,740 for impairment of long-lived assets and goodwill to reduce the carrying value for which market values were impaired due to current and projected market conditions resulting in excess capacity. These charges were comprised of:

- The impairment of property, plant and equipment for which carrying value exceeded fair value by $48,984 as supported by independent appraisal. This impairment charge related to excess facility space and equipment in the Company's Oregon operation.
- An impairment charge of $5,829 resulting from a decision to abandon certain production assets associated with one of the Company's 6-inch wafer production lines at the Richardson facility.
- An impairment charge of $30,973 related to the evaluation of the carrying value of the goodwill associated with recent acquisitions. The Company determined that an impairment of this nature existed due to the impairment of the carrying value of the assets assigned to the Oregon operating unit, an event requiring the evaluation of the goodwill associated with these acquisitions assigned to this operating unit. The impairment was determined based upon the Company's estimate of fair value of the Oregon operating unit. In addition, other intangible assets related to these acquisitions were reduced by $8,954 to decrease their carrying value to market value as determined through a present value analysis similar to that prepared for the original purchase price allocation. There was no similar impairment charge recorded in 2003.

Additionally during 2003, 2002 and 2001, the Company recorded charges of $2,387, $23,778 and $15,057 related to a decline of the carrying value of certain privately held investments. These investments were in small companies whose valuations declined significantly based on factors such as current equity offerings, projected financial conditions and decline in market value of similar companies.

17. Severance Costs

In June 2003, the Company adopted a plan to reduce its operating costs and streamline its available capacity. As part of this plan, the Company determined that it would terminate approximately

(In thousands unless noted otherwise, except share and per share amounts)

17. Severance Costs (Continued)

80 employees associated with its optoelectronics business in Breinigsville, Pennsylvania and its design center in Munich, Germany. In June 2003, the Company accrued and recorded as a charge to earnings $2,633 for expected severance costs. An adjustment to reduce this amount by $160 was recorded in September 2003 to reflect a reduction in the number of employees originally expected to be impacted. As of December 31, 2003, a liability of $752, included in "Other accrued liabilities" on the Consolidated Balance Sheets, remains for the unpaid portion of the severance costs. In addition, the Company also assumed accrued severance costs of $1,800 as part of the acquisition of its optoelectronics business from Agere. As of December 31, 2003, a liability of $838, included in "Other accrued liabilities" on the Consolidated Balance Sheets, remains for the unpaid portion of those severance costs.

18. Litigation

In February 2003, several nearly identical putative civil class action lawsuits were filed in the United States District Court for the Middle District of Florida against Sawtek, Inc., the Company's wholly owned subsidiary since July 2001. The lawsuits also named as defendants current and former officers of Sawtek and the Company. The cases were consolidated into one action, and an amended complaint was filed in this action on July 21, 2003. The amended class action complaint is purportedly filed on behalf of purchasers of Sawtek's stock between January 2000 and May 24, 2001, and alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act, as well as Securities and Exchange Commission Rule 10b-5, by making false and misleading statements and/or omissions to inflate Sawtek's stock price and conceal the downward trend in revenues disclosed in Sawtek's May 23, 2001 press release. The complaint does not specify the amount of monetary damages sought. Sawtek and the individual defendants filed their motion to dismiss on September 3, 2003, and briefing on the motion was completed on November 19, 2003. The court heard oral argument on November 21, 2003, and issued an order partially denying the motion to dismiss on December 19, 2003. Specifically, the court found that the complaint was not barred by the statute of limitations, but reserved ruling on the other aspects of the motion to dismiss. Because the statute of limitations issue is a novel question of law, the court stayed the proceedings in this case to allow the defendants to file an interlocutory appeal to the Eleventh Circuit Court of Appeals. Defendants duly filed for interlocutory appeal on January 22, 2004. Because the Court of Appeals is considering the identical issue in another matter, the appeal process has been stayed, pending the Court of Appeals' decision in the other matter. The Company denies the allegations contained in the complaint and intends to continue its vigorous defense against these claims.

In December 2002, the Company filed a lawsuit against Finisar Corporation in Multnomah County Circuit Court of Oregon. The lawsuit alleged that Finisar failed to pay the Company for semiconductor wafers delivered between September 2000 and December 2001. In response to the complaint, Finisar Corporation filed an answer, affirmative defenses and counterclaims alleging that the Company's wafers were defective. Finisar alleged claims for breach of contract, breach of warranty, negligence, and restitution. In 2003, this matter was settled to the satisfaction of both parties.

TRIQUINT SEMICONDUCTOR, INC.
Schedule II—Valuation and Qualifying Accounts
(in thousands)

Years ended December 31,	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
2001				
Allowance for doubtful accounts	$ 1,755	$ 854	$ (44)	$ 2,565
Inventory valuation reserve	10,645	15,898	(6,372)	20,171
Estimated liability for warranty	1,265	727	(415)	1,577
2002				
Allowance for doubtful accounts	$ 2,565	$ 1,424	$ (122)	$ 3,867
Inventory valuation reserve	20,171	1,349	(1,734)	19,786
Estimated liability for warranty	1,577	1,388	(806)	2,159
2003				
Allowance for doubtful accounts	$ 3,867	$ 755	$(3,411)	$ 1,211
Inventory valuation reserve	$19,786	$ 6,222	$(9,207)	$16,801
Estimated liability for warranty(1)	2,159	10,621	(3,487)	9,293

(1) Of the $10,621 additions charged to warranty costs and expenses, $9,300 were acquisition related.

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BOARD OF DIRECTORS

STEVEN J. SHARP
Chairman of the Board,
TriQuint Semiconductor, Inc.

RALPH G. QUINSEY
President and
Chief Executive Officer
TriQuint Semiconductor, Inc.

FRANCISCO ALVAREZ
Retired Executive of Intel
Corporation

PAUL A. GARY
Retired Executive of Lucent
Technologies Inc.

CHARLES SCOTT GIBSON
Consultant

NICOLAS KAUSER
Retired Executive of AT&T
Wireless

WALDEN C. RHINES
Chairman of the Board and
Chief Executive Officer,
Mentor Graphics Corporation

EDWARD TUCK
Principal, Falcon Fund

WILLIS C. YOUNG
Retired Senior Partner, BDO
Seidman, LLP

ANNUAL MEETING

The Company's Annual Meeting of Stockholders for the year ended December 31, 2003, will be held on Friday, May 14, 2004, at 8:00 a.m. (Pacific time) at the offices of TriQuint Semiconductor, located at 2300 NE Brookwood Parkway, Hillsboro, OR 97124.

CORPORATE HEADQUARTERS

2300 NE Brookwood Parkway
Hillsboro, Oregon 97124
Phone: (503) 615-9000
Fax: (503) 615-8900
Web site: www.triquint.com

OPERATING SUBSIDIARIES

SAWTEK INC.

TRIQUINT OPTOELECTRONICS, INC.

TRIQUINT SEMICONDUCTOR GmbH

TRIQUINT SEMICONDUCTOR TEXAS LP

INVESTOR RELATIONS

Heidi Flannery
(503) 203-8808

TRANSFER AGENTS

COMMON STOCK:
Mellon Investor Services LLC
Seattle, Washington
CONVERTIBLE SUBORDINATED NOTES:
State Street Bank and Trust
Company
Los Angeles, California

INDEPENDENT AUDITORS

KPMG LLP
Portland, Oregon

LEGAL COUNSEL

Wilson Sonsini Goodrich &
Rosati
Palo Alto, California

EXECUTIVE OFFICERS

RALPH G. QUINSEY
President and
Chief Executive Officer

RAYMOND A. LINK
Vice President — Finance
and Administration,
Chief Financial Officer,
and Secretary

BRIAN P. BALUT
Vice President — Sales and
Marketing

THOMAS V. CORDNER
Vice President — TriQuint
Texas

BRUCE R. FOURNIER
Vice President — TriQuint
Oregon

J. DAVID PYE
Vice President — TriQuint
Oregon

GLEN A. RILEY
Vice President and General
Manager — TriQuint
Optoelectronics, Inc.

J. MICHAEL SANNA
Vice President — TriQuint
Texas

AZHAR WASEEM
Vice President — Sawtek Inc.

STEPHANIE J. WELTY
Vice President — Finance
and Assistant Secretary


TriQuint
SEMICONDUCTOR

2300 NE Brookwood Parkway, Hillsboro, Oregon 97124
Telephone: 503-615-9000 Fax: 503-615-8900 Web: www.triquint.com